===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K
                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                               December 23, 2002

                                ----------------

                            BBVA Banco Frances S.A.
             (Exact name of registrant as specified in its charter)

                            BBVA Banco Frances S.A.
                            -----------------------
                (Translation of registrant's name into English)


                             Reconquista 199, 1006
                            Buenos Aires, Argentina
                    (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F [X]                 Form 40-F [_]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                       Yes [_]                No [X]

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


===============================================================================

                            BBVA Banco Frances S.A.

                               TABLE OF CONTENTS


    Item
    ----

     1. Financial Statements as of September 30, 2002 and 2001 together with Accountant's Review Report

     2. Minutes No. 4871 of the Board of Directors of BBVA Banco Frances dated December 18, 2002.

     3.   Sub Delegate's Minutes dated December 19, 2002

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    BBVA Banco Frances S.A.

Date: December 23, 2002             By: /s/ Maria Elena Siburu de Lopez Oliva
                                        ----------------------------------------
                                        Name:  Maria Elena Siburu de Lopez Oliva
                                        Title: Investor Relations Manager

                                                                         Item 1



BBVA Banco Frances


FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002 AND 2001
TOGETHER WITH ACCOUNTANT'S REVIEW REPORT

ACCOUNTANT'S REVIEW REPORT

English translation of the report originally issued in Spanish

(See Note 19 to the Financial Statements)


To the Directors of
BBVA BANCO FRANCES S.A.
Reconquista 199
Buenos Aires


1. We have made a limited review of the accompanying balance sheet of BBVA BANCO FRANCES S.A. (a bank organized under Argentine Legislation) as of September 30, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the nine-month period then ended. We have also made a limited review of the consolidated balance sheet of BBVA BANCO FRANCES S.A. and its subsidiaries as of September 30, 2002, and the related consolidated statements of income and cash flows for the nine-month period then ended. These financial statements are the responsibility of the Bank's Management.

2. The individual and consolidated financial statements of BBVA BANCO FRANCES S.A. as of September 30, 2001, and for the nine-month period then ended, which are presented for comparative purposes, were subject to a review performed by Pistrelli, Diaz y Asociados Sociedad Civil, as Andersen member firm. The review report dated November 8, 2001, included a qualification as to the valuation of government securities and certain assets in government securities under repurchase agreements under Argentine professional accounting standards. The effect of applying that criterion on the stockholders' equity and income (loss) for the nine-month period then ended is disclosed in Note 5 to the accompanying financial statements.

3. Except for the matters mentioned in paragraphs 4 and 5 below, our review was made in accordance with the standards of Technical Resolution N(degree) 7 of the Argentine Federation of Professional Councils in Economic Sciences applicable to the limited review of interim financial statements and with the "Minimum standards for independents audits" of the Central Bank of Argentine Republic (BCRA) applicable to the review of quarterly financial statements. A limited review is substantially less in scope than an audit of financial statements, because it does not require the application of all audit procedures necessary to express an opinion on the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4. We have not reviewed Consolidar Administradora de Jubilaciones y Pensiones S.A., Consolidar Cia. de Seguros de Vida S.A. and Consolidar Cia. de Seguros de Retiro S.A. as of September 30, 2002. BBVA BANCO FRANCES S.A. has 53.89%, 65.96% and 66.67% equity interests in the referred companies, respectively, which are booked in the individual financial statements by the equity method in an aggregate amount of ARS 187,068,000, representing 1.21% and 1.11% of total individual and consolidated assets, respectively, and 13.75% of consolidated income for the nine-month period ended September 30, 2002. The financial statements of Consolidar Administradora de Jubilaciones y Pensiones S.A., Consolidar Cia. de Seguros de Vida S.A. and Consolidar Cia. de Seguros de Retiro S.A. were subject to a limited review by other auditors, whose reports dated November 18, 27 and 28, 2002, respectively, have been made available to us and include:

     a) Consolidar Administradora de Jubilaciones y Pensiones S.A.: i) a qualification for unresolved uncertainties related to the recoverability of the book values of government securities and loans granted to the governmental sector, and the Company's overall financial position; ii) an "except for" qualification for the application of professional accounting standards in force in the City of Buenos Aires in the amount of ARS 3,061,000 as a result of booking in Liabilities, in the "Exchange differences to be realized" account, the effect of changing the exchange rate of certain instruments denominated in foreign currency during the fiscal year ended June 30, 2002; and iii) a qualification for the professional accounting standards in force in the City of Buenos Aires as a result of failing to apply the new valuation and disclosure methods established by Technical Resolutions Nos. 16, 17, 18 and 19, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires.

     b) Consolidar Cia. de Seguros de Vida S.A.: i) a qualification for unresolved uncertainties related to the recoverability of the book values of government securities, tax credit certificates and loans granted to the governmental sector , and the Company's overall financial position; ii) an "except for" qualification for the application of professional accounting standards in force in the City of Buenos Aires in the amount of ARS 40,402,000 for deferred income resulting from the swap of secured government loans and their dedollarization during the fiscal year ended June 30, 2002, and iii) a qualification for professional accounting standards in force in the City of Buenos Aires as a result of failing to apply the new valuation and disclosure methods established by Technical Resolutions Nos. 16, 17, 18 and 19, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires. In view of the uncertainties referred to in this paragraph, the Company's auditors do not make any representation on the financial statements of Consolidar Cia. de Seguros de Vida S.A. as of September 30, 2002.

     c) Consolidar Cia de Seguros de Retiro S.A.: i) a qualification for unresolved uncertainties related to the recoverability of the book values of tax credit certificates and loans granted to the governmental sector, and the Company's overall financial position;
          ii) an "except for" qualification for the application of professional accounting standards in force in the City of Buenos Aires in the amount of ARS 82,369,000 for deferred income resulting from the swap of secured government loans and their dedollarization during the fiscal year ended June 30, 2002, and iii) a qualification for professional accounting standards in force in the City of Buenos Aires as a result of failing to apply the new valuation and disclosure methods established by Technical Resolutions Nos. 16, 17, 18 and 19, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires. In view of the uncertainties referred to in this paragraph, the Company's auditors do not make any representation on the financial statements of Consolidar Cia. de Seguros de Retiro S.A. as of September 30, 2002.

5. As explained in Notes 1.1.3 and 1.2.a) to the accompanying financial statements, the Bank is in the process of analyzing and assessing the impact of the changes introduced by Communique "A" 3825 of the BCRA on the calculation of the compensation established by sections 28 and 29, Executive Decree 905/2002. The most relevant transactions that are still in the process of being analyzed are related to: (i) the settlement of certain transactions prior to June 28, 2002 for the distribution of book amounts of assets and liabilities in foreign currency as of December 31, 2001, at different exchange rates, and (ii) the compliance with the requirements provided by section 1, clause (a), Executive Decree 1570/2001 to determine the amount of overdrafts and credit cards in foreign currency and its related subsequent dedollarization. The amount involved for the Bank's calculation of the compensation is USD 314,522,000. Therefore, as of the issuance date of this report, we were unable to determine the effects of applying such standard to the book value of the compensation received and to be received, booked in the accounts Government and Private Securities and Other Receivables from Financial Transactions in the amount of ARS 1,596,103,000 and ARS 754,016,000, respectively.

6. As further explained in Note 1 to the accompanying financial statements, during this year the Argentine economic model was deeply changed and the currency board in force since March 1991 was amended, which included, among other measures, the Argentine peso devaluation, the translation into pesos of certain assets and liabilities in foreign currency, severe restrictions on the cash withdrawal from the financial system and transfers of funds abroad, the noncompliance with public debt payments and the increase in domestic prices. These initial measures significantly affected the liquidity, solvency and profitability of the financial system as a whole, thus requiring the Federal Government and the BCRA to adopt additional measures, in order to mitigate the effects referred to above and foster the financial system restructuring, some of which are still in the process of being issued and implemented. The audit report dated April 30, 2002, issued by Pistrelli, Diaz y Asociados Sociedad Civil, as Andersen member firm, on the individual and consolidated financial statements as of December 31, 2001, included a disclaimer of opinion originated in significant uncertainties as to the Bank's ability to continue to operate as a going concern and the recoverability of the book values of the government and private securities held, financing facilities and investments in other companies. Those uncertainties continue to exist as of this reporting date and their evolution is detailed in Notes 1 and 4 to the accompanying financial statements, including, additionally the compensation established by section 28 and 29, Executive Decree 905/2002, booked in the Government and Private Securities and Other Receivables from Financial Transactions accounts and pending settlement, for which it is also not possible to determine the recoverability of the book values. In addition, the Bank keeps booked goodwill in the "Intangible assets" account. As a consequence of the abovementioned uncertainties, it is not possible to determine the Bank's ability to recover this booked amounts. As mentioned in Note 1 to the accompanying financial statements, those statements have been prepared by the Bank following the going concern criteria, understanding that the financial system restructuring as a whole and the particular plans and actions to be implemented by the Bank and its subsidiaries will allow it to continue with its operations and keep the liquidity and solvency ratios required by the BCRA and, therefore, do not include the adjustments related to the recoverability of booked amounts of assets and the sufficiency of the amount of liabilities that may be necessary if the situations described above are not resolved.

7. As detailed in note 1.2.e) to the accompanying financial statements, the Bank capitalized under the "Other receivables" account the differences between US-dollar denominated deposits paid in such currency or in pesos at the freely floating exchange rate under protection actions and the rescheduled deposit balance (converted at the USD 1-to-ARS 1,40 exchange rate and adjusted by the benchmark stabilization coefficient). As of September 30, 2002, such balance, net of allowances, was ARS 278,251,000. The eventual recoverability of such assets is contingent on the resolution by the Federal or Provincial Courts on the substance of the above legal actions or the possible compensation granted by the Federal Government.

8. As explained in note 5 to the accompanying financial statements, in valuing a portion of their government securities, certain assets in government securities applied to repurchase agreements, the guaranteed loans to the non-financial government sector and the compensation established in Decree No. 905/2002, sections 28 and 29 of Executive Power, the Bank and its subsidiaries applied certain criteria that are in conformity with BCRA regulations but depart from effective professional accounting standards in the City of Buenos Aires. The effects of applying such criteria on stockholders' equity as of September 30, 2002 and results of operations for the nine-month period then ended are disclosed in the abovementioned note 5.

9. In view of the scope limitations referred to in paragraphs 4 and 5 and the significance of the uncertainties mentioned in paragraphs 6 and 7, we are not in a position to make any representation on the individual and consolidated financial statements of BBVA BANCO FRANCES S.A. as of September 30, 2002.

10. In compliance with effective legal rules and Buenos Aires Stock Exchange regulations, please note that:

     a) The financial statements mentioned in the first paragraph have been entered into the inventories and financial statements book.

     b) The financial statements of BBVA BANCO FRANCES S.A. mentioned in the first paragraph arise from the accounting records kept, in all formal aspects, pursuant to effective legal provisions and BCRA standards.

     c) As of September 30, 2002, the amount payable in employer and employee contributions to the Integrated Retirement and Pension System, as evidenced by the Bank's records, totals ARS 1,576,407, and was not due as of such date.


Buenos Aires,                        PISTRELLI, DIAZ Y ASOCIADOS SRL
  December 11, 2002                      CPCECABA Vol. 1 - Fo. 8



                                            ERNESTO M. SAN GIL
                                                 Partner
                                     Certified Public Accountant UBA
                                       CPCECABA Vol. 119 - Fo. 114

                BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)
                         -Stated in thousands of pesos-

ASSETS                                                                                                         2002          2001
                                                                                                           -----------   -----------
CASH AND DUE FROM BANKS
      Cash                                                                                                     183,666       446,442
      Due from banks and correspondents                                                                        654,095     2,329,139
                                                                                                           -----------   -----------
                                                                                                               837,761     2,775,581
                                                                                                           -----------   -----------
GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
      Holdings in investment accounts                                                                        1,675,987     3,996,395
      Holdings for trading or financial transactions                                                             1,581       263,930
      Unlisted Government Securities                                                                           574,944       694,413
      Investments in listed private securities                                                                     285         3,421
                                                                                                           -----------   -----------
                                                                                                             2,252,797     4,958,159
                                                                                                           -----------   -----------
LOANS
      To the non financial governmental sector (Exhibits B, C and D)                                         5,392,152     2,349,311
      To the financial sector (Exhibits B, C and D)                                                             41,950       263,742
      To the non financial private sector and residents abroad (Exhibits B, C and D)                         2,975,242     7,044,989
                                                                                                           -----------   -----------
           Overdraft                                                                                           198,557       607,180
           Discounted instruments                                                                              274,930     1,530,302
           Real estate mortgage                                                                                545,651     1,713,808
           Collateral loans                                                                                     11,967        54,351
           Consumer                                                                                            179,470       677,133
           Credit cards                                                                                        132,244       499,986
           Other (Note 6)                                                                                    1,483,730     1,879,829
           Interest, adjustments and listed-price differences accrued and pending collection                   149,947       126,053
           Less: unused collections                                                                                822           -
           Less: Interest documented together with main obligation                                                 432        43,653

      Less: Allowances (Exhibit J)                                                                           1,079,965       437,485
                                                                                                           -----------   -----------
                                                                                                             7,329,379     9,220,557
                                                                                                           -----------   -----------
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
      Central Bank of the Argentine Republic                                                                   348,607        98,425
      Amounts receivable for spot and forward sales pending settlement                                             758     1,143,944
      Instruments to be received for spot and forward purchases pending settlement                             757,027       531,122
      Premiums on options purchased                                                                                -           3,379
      Unlisted corporate bonds (Exhibits B, C and D)                                                           197,765       159,297
      Other receivables not covered by debtor classification regulations (Note 6)                              860,427       134,109
      Other receivables covered by debtor classification regulations (Exhibits B, C and D)                      14,459        66,363
      Interest and adjustments accrued and pending collection not covered by debtor
        classification regulations                                                                               3,164            31
      Interest and adjustments accrued and pending collection covered by debtor
        classification regulations                                                                               9,188            64
      (Exhibits B, C and D)

      Less: unused collections                                                                                     116           -
      Less: Allowances (Exhibit J)                                                                              59,641         7,648
                                                                                                           -----------   -----------
                                                                                                             2,131,638     2,129,086
                                                                                                           -----------   -----------
ASSETS OUT ON FINANCING LEASE
      Assets out on financing lease (Exhibits B, C and D)                                                       19,718        49,417
      Less:  Allowances (Exhibit J)                                                                                579           673
                                                                                                           -----------   -----------
                                                                                                                19,139        48,744
                                                                                                           -----------   -----------
INVESTMENTS IN OTHER COMPANIES (Exhibit E)
     In financial institutions                                                                               1,415,920       721,014
     Other (Note 6)                                                                                            237,630       262,199
     Less:  Allowances (Exhibit J)                                                                              20,047         2,657
                                                                                                           -----------   -----------
                                                                                                             1,633,503       980,556
                                                                                                           -----------   -----------
OTHER RECEIVABLES
     Receivables from sale of assets (Exhibits B, C and D)                                                         145           582
     Other (Note 6)                                                                                            737,561       128,117
     Other accrued interest and adjustments receivable                                                               1             2
     Less:  Allowances (Exhibit J)                                                                             282,353         9,646
                                                                                                           -----------   -----------
                                                                                                               455,354       119,055
                                                                                                           -----------   -----------
BANK PREMISES AND EQUIPMENT (Exhibit F)                                                                        483,831       499,862
                                                                                                           -----------   -----------
OTHER ASSETS (Exhibit F)                                                                                       129,220       135,322
                                                                                                           -----------   -----------
INTANGIBLE ASSETS (Exhibit G)
     Goodwill                                                                                                   52,869       118,002
     Organization and development expenses                                                                     146,245       152,206
                                                                                                           -----------   -----------
                                                                                                               199,114       270,208
                                                                                                           -----------   -----------
SUSPENSE ITEMS                                                                                                   2,593         4,856
                                                                                                           -----------   -----------
      TOTAL ASSETS                                                                                          15,474,329    21,141,986
                                                                                                           ===========   ===========

                                                                       (Contd.)

                BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)
                         -Stated in thousands of pesos-

LIABILITIES                                                                                                   2002           2001
                                                                                                          -----------    -----------
DEPOSITS (Exhibits H and I)
      From the non financial governmental sector                                                               26,432         49,807
      From the financial sector                                                                               123,272        241,537
      From the non financial private sector and residents abroad                                            5,925,898     14,497,234
                                                                                                          -----------    -----------
           Checking accounts                                                                                1,050,891      1,490,327
           Savings deposits                                                                                   482,434      2,320,702
           Certificates of deposit                                                                          1,805,150     10,318,467
           Other (Note 6)                                                                                   1,882,725        272,812
           Interest, adjustments and listed-price differences accrued payable                                 704,698         94,926
                                                                                                          -----------    -----------
                                                                                                            6,075,602     14,788,578
                                                                                                          -----------    -----------

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
      Central Bank of the Argentine Republic (Exhibit I)                                                    1,979,135         23,421
                                                                                                          -----------    -----------
        Other                                                                                               1,979,135         23,421

      Banks and International Organizations (Exhibit I)                                                     1,167,107        696,519
      Non-subordinated corporate bonds (Exhibit I)                                                            559,005        553,582
      Amounts payable for spot and forward purchases pending settlement                                       412,951        453,319
      Instruments to be delivered for spot and forward sales pending settlement                                 5,064      1,116,502
      Premiums on options sold                                                                                    -            3,379
      Financing received from Argentine financial institutions (Exhibit I)                                     82,167        165,266
      Other (Note 6 and Exhibit I)                                                                          1,236,850        111,824
      Interest, adjustments and listed-price differences accrued payable (Exhibit I)                           56,923         29,767
                                                                                                          -----------    -----------
                                                                                                            5,499,202      3,153,579
                                                                                                          -----------    -----------
OTHER LIABILITIES
      Other (Note 6)                                                                                        1,517,117        317,613
                                                                                                          -----------    -----------
                                                                                                            1,517,117        317,613
                                                                                                          -----------    -----------
ALLOWANCES (Exhibit J)                                                                                        198,130        119,359
                                                                                                          -----------    -----------
SUBORDINATED CORPORATE BONDS (Exhibit I)                                                                      585,216        389,066
                                                                                                          -----------    -----------
SUSPENSE ITEMS                                                                                                 10,995          2,746
                                                                                                          -----------    -----------
   TOTAL LIABILITIES                                                                                       13,886,262     18,770,941
                                                                                                          ===========    ===========

STOCKHOLDERS' EQUITY (as for the related statement)                                                         1,588,067      2,371,045
                                                                                                          -----------    -----------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                              15,474,329     21,141,986
                                                                                                          ===========    ===========

                              MEMORANDUM ACCOUNTS

                                                                                                              2002           2001
                                                                                                          -----------    -----------
DEBIT ACCOUNTS

Contingent
-  Guaranties received                                                                                      6,229,149      6,615,371
-  Contra contingent debit accounts                                                                         3,740,240      2,212,586
                                                                                                          -----------    -----------
                                                                                                            9,969,389      8,827,957
                                                                                                          -----------    -----------
Control
-  Receivables classified as irrecoverable                                                                    511,818      1,083,546
-  Other (Note 6)                                                                                          23,866,164     26,231,251
-  Contra control debit accounts                                                                               80,506        153,674
                                                                                                          -----------    -----------
                                                                                                           24,458,488     27,468,471
                                                                                                          -----------    -----------
For Derivatives
-  Notional value of call options purchased                                                                       -           24,041
-  Contra debit accounts for derivatives                                                                          -           24,041
                                                                                                          -----------    -----------
                                                                                                                  -           48,042
                                                                                                          -----------    -----------
For trustee activities
-  Funds received in trust                                                                                     44,032        194,830
                                                                                                          -----------    -----------
                                                                                                               44,032        194,830
                                                                                                          -----------    -----------
TOTAL                                                                                                      34,471,909     36,539,340
                                                                                                          ===========    ===========
CREDIT ACCOUNTS

Contingent
-  Credit lines granted (unused portion) covered by debtor classification regulations
   (Exhibits B, C and D)                                                                                      154,263        450,474
-  Guaranties provided to the BCRA                                                                          2,289,812         23,129
-  Other guaranties given covered by debtor classification regulations (Exhibits B, C                         861,212      1,283,283
   and D)
-  Other guaranties given not covered by debtor classification regulations                                      1,730          2,998
-  Other covered by debtor classification regulations (Exhibits B, C and D)                                   433,223        452,702
-  Contra contingent credit accounts                                                                        6,229,149      6,615,371
                                                                                                          -----------    -----------
                                                                                                            9,969,389      8,827,957
                                                                                                          -----------    -----------
Control
-  Items to be credited                                                                                        80,350        153,584
-  Other                                                                                                          156             90
-  Contra control credit accounts                                                                          24,377,982     27,314,797
                                                                                                          -----------    -----------
                                                                                                           24,458,488     27,468,471
                                                                                                          -----------    -----------
For Derivatives
-  Notional value of call options sold                                                                            -           24,041
-  Contra credit accounts for derivatives                                                                         -           24,041
                                                                                                          -----------    -----------
                                                                                                                  -           48,082
                                                                                                          -----------    -----------
For trustee activities
-  Contra credit accounts for trustee activities                                                               44,032        194,830
                                                                                                          -----------    -----------
                                                                                                               44,032        194,830
                                                                                                          -----------    -----------
TOTAL                                                                                                      34,471,909     36,539,340
                                                                                                          ===========    ===========

The accompanying notes 1 through 19 and exhibits A through L and N are an integral part of these statements.

                STATEMENTS OF INCOME FOR THE NINE-MONTH PERIODS
                       ENDED SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -

                                                                              2002           2001
                                                                          -----------    -----------
FINANCIAL INCOME

Interest on cash and due from banks                                             4,892         45,839
Interest on loans to the financial sector                                      25,752         29,074
Interest on overdraft                                                         161,110        129,558
Interest on discounted instruments                                             58,052        148,710
Interest on real estate mortage loans                                          77,390        158,099
Interest on collateral loans                                                    2,414          6,284
Interest on credit card loans                                                  46,671         71,069
Interest on other loans                                                       296,666        790,462
Interest on other receivables from financial transactions                      21,479         45,653
Income from guaranteed loans - Decree 1387/01                               1,489,781            -
Net income from government and private securities                             178,701        382,930
Indexation by benchmark stabilization coefficient (CER)                       984,315            -
Other (Note 6)                                                              1,350,223        117,439
                                                                          -----------    -----------
                                                                            4,697,446      1,925,117
                                                                          -----------    -----------
FINANCIAL EXPENSE

Interest on checking accounts                                                 243,696         13,060
Interest on savings deposits                                                    7,589         40,261
Interest on certificates of deposit                                           424,458        688,727
Interest on financing to the financial sector                                  14,119          2,106
Interest on other liabilities from financial transactions                      82,282         92,453
Other interest                                                                649,254         31,089
Indexation by CER                                                           1,288,130            -
Other (Note 6)                                                                236,518        100,229
                                                                          -----------    -----------
                                                                            2,946,046        967,925
                                                                          -----------    -----------
      GROSS INTERMEDIATION MARGIN                                           1,751,400        957,192
                                                                          -----------    -----------
PROVISION FOR LOAN LOSSES                                                     685,411        238,972
                                                                          -----------    -----------
SERVICE CHARGE INCOME

Related to lending transactions                                                76,289        116,859
Related to borrowing transactions                                             127,033        195,457
Other commissions                                                              12,898         16,676
Other (Note 6)                                                                 50,246        118,152
                                                                          -----------    -----------
                                                                              266,466        447,144
                                                                          -----------    -----------
SERVICE CHARGE EXPENSE

Commissions                                                                    28,746         57,435
Other (Note 6)                                                                  7,269         21,964
                                                                          -----------    -----------
                                                                               36,015         79,399
                                                                          -----------    -----------
MONETARY GAIN ON FINANCIAL INTERMEDIATION                                      45,684            -
                                                                          -----------    -----------

                                                                       (Contd.)

                STATEMENTS OF INCOME FOR THE NINE-MONTH PERIODS
                       ENDED SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -

                                                                                               2002            2001
                                                                                           -----------     -----------
OPERATING EXPENSES

Payroll expenses                                                                               239,071         425,499
Fees to Bank Directors and Statutory Auditors                                                      465           2,710
Other professional fees                                                                         11,206          14,110
Advertising and publicity                                                                       13,790          29,386
Taxes                                                                                           15,315          21,240
Other operating expenses (Note 6)                                                              158,218         214,668
Other                                                                                           29,306          52,054
                                                                                           -----------     -----------
                                                                                               467,371         759,667
                                                                                           -----------     -----------
MONETARY LOSS ON OPERATING EXPENSES                                                            (71,028)            -
                                                                                           -----------     -----------
      NET INCOME FROM FINANCIAL TRANSACTIONS                                                   803,725         326,298
                                                                                           -----------     -----------
OTHER INCOME

Income from long-term investments                                                                  -           163,402
Punitive interests                                                                               2,268           3,793
Loans recovered and reversals of allowances                                                     27,715          58,910
Other (Note 6)                                                                                  18,543          15,261
                                                                                           -----------     -----------
                                                                                                48,526         241,366
                                                                                           -----------     -----------
OTHER EXPENSE

Losses from long-term investments                                                            1,178,515             -
Punitive interests and charges paid to Central Bank of the Argentine Republic                    2,630              13
Charge for uncollectibility of other receivables and other allowances                          586,777         103,511
Other (Note 6)                                                                                 100,453          60,509
                                                                                           -----------     -----------
                                                                                             1,868,375         164,033
                                                                                           -----------     -----------
MONETARY GAIN ON OTHER OPERATIONS                                                               24,506             -
                                                                                           -----------     -----------
      NET (LOSS) INCOME BEFORE INCOME TAX AND TAX ON MINIMUM
      PRESUMED INCOME                                                                         (991,618)        403,631
                                                                                           -----------     -----------
INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME                                                      -            96,199
                                                                                           -----------     -----------
      NET (LOSS) INCOME FOR THE PERIOD                                                        (991,618)        307,432
                                                                                           ===========     ===========

The accompanying notes 1 through 19 and exhibits A through L and N are an integral part of these statements.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

          FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -

                                                                                              2002
                                                                       ------------------------------------------------
                                                                                       Noncapitalized
                                                                                        contributions
                                                                                     ------------------
                                                                                                         Adjustments to
                                                                         Capital       Premiums on the   stockholders'
                         Movements                                        Stock      issuance of shares    equity (1)
-------------------------------------------------------------------    ----------- --------------------- --------------
1.    Balance at beginning of fiscal year (restated)                     209,631           343,215           752,000

2.    Adjustment to prior-year income (Note 3.1.c)                           -                 -                 -
                                                                       ---------         ---------         ---------
3.    Subtotal                                                           209,631           343,215           752,000

4.    Decisions of stockholder's meeting of April 5, 2001
      - Cash dividends                                                       -                 -                 -

5.    Adjustment to Capital Stock of the interest in BBVA
      Uruguay S.A                                                            -                 -                 -

6.    Sale of interest in BBVA Uruguay S.A. (Note 2.2)                       -                 -              21,976

7.    Unrealized valuation difference (Note 1.2.a)                           -                 -                 -

8.    Net (loss) income for the period                                       -                 -                 -
                                                                       ---------         ---------         ---------
9.    Balance at end of the period                                       209,631           343,215           773,976
                                                                       =========         =========         =========

                                                                       (Contd.)

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

          FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -


                                                                                   2002                                     2001
                                                 -------------------------------------------------------------------     ----------
                                                    Earnings reserved
                                                 ------------------------
                                                                             Unrealized
                                                                              valuation   Unappropriated
                   Movements                        Legal       Other (2)   difference (3)   earnings        Total          Total
---------------------------------------------    ----------    ----------   -------------- -------------  ----------     ----------
1.   Balance at beginning of year (restated)        431,832         1,816           -         346,879      2,085,373      2,394,393

2.   Adjustment to prior-year income (Note
     3.1.c)                                             -             -             -             -              -         (156,666)
                                                 ----------    ----------    ----------    ----------     ----------     ----------
3.   Subtotal                                       431,832         1,816           -         346,879      2,085,373      2,237,727

4.   Decisions of stockholder's meeting of
     April 5, 2001
     - Cash dividends                                   -             -             -             -              -         (162,467)

5.   Adjustment to Capital Stock of the
     interest in BBVA Uruguay S.A                       -             -             -             -              -          (11,647)

6.   Sale of interest in BBVA Uruguay S.A             1,976
     (Note 2.2)                                         -             -             -             -                2            -

7.   Unrealized valuation difference (Note
     1.2.a)                                             -             -         472,336           -          472,336            -

8.   Net (loss) income for the period                   -             -             -        (991,618)      (991,618)       307,432
                                                 ----------    ----------    ----------    ----------     ----------     ----------
9.   Balance at end of the period                   431,832         1,816       472,336      (644,739)     1,588,067      2,371,045
                                                 ==========    ==========    ==========    ==========     ==========     ==========


BALANCE AT THE END OF THE PERIOD

(1)  Adjustments to stockholders'equity include:

a)   Adjustment to equity fund appraisal revaluation                             41,587

b)   Adjustment to Capital Stock                                                732,389
                                                                             ----------
                                                                                773,976
                                                                             ----------
(2)  Earnings reserved - Other includes:

     Mandatory reserve recorded for granting loans to personnel                   1,816
                                                                             ----------
(3)  Including 6,097 related to the interest in the Unrealized valuation difference booked by Rombo Cia. Financiera S.A.

The accompanying notes 1 through 19 and exhibits A through L and N are an integral part of these statements.

              STATEMENTS OF CASH FLOWS FOR THE NINE MONTH PERIODS
                       ENDED SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                         -Stated in thousands of pesos-

                                                                                                           2002              2001
                                                                                                       -----------       -----------
CHANGES IN CASH FLOWS

      Cash and due from banks at beginning of fiscal year (restated)                                     1,718,544         1,119,793
      Increase / (decrease) in funds                                                                      (880,783)        1,655,788
                                                                                                       -----------       -----------
      Cash and due from banks at end of the period                                                         837,761         2,775,581
                                                                                                       -----------       -----------
REASONS FOR CHANGES IN CASH FLOWS

      Financial income collected                                                                         1,631,818         1,529,780
      Service charge income collected                                                                      289,465           447,234

Less:
      Financial expenses paid                                                                            1,999,563           899,976
      Services charge expenses paid                                                                         36,015            79,674
      Operating expenses paid                                                                              418,059           657,996
                                                                                                       -----------       -----------
      FUNDS PROVIDED BY/ (USED IN) RECURRING OPERATIONS                                                   (532,354)          339,368
                                                                                                       -----------       -----------
OTHER SOURCES OF FUNDS

      Net increase in deposits                                                                             874,362               -
      Net increase in other liabilities from financial transactions                                      5,601,922               -
      Net increase in other liabilities                                                                  2,707,540               -
      Net decrease in loans                                                                                    -           3,454,721
      Net decrease in other receivables from financial transactions                                            -           3,002,897
      Net decrease in other assets                                                                             -              38,704
      Other sources of funds                                                                                48,527            77,933
                                                                                                       -----------       -----------
    TOTAL OF SOURCES OF FUNDS                                                                            9,232,351         6,574,255
                                                                                                       -----------       -----------
USE OF FUNDS

    Net increase in government and private securities                                                    2,125,626         3,000,913
    Net increase in loans                                                                                2,505,243               -
    Net increase in other receivables from financial transactions                                        2,285,391               -
    Net increase in other assets                                                                         1,904,382               -
    Net decrease in deposits                                                                                   -           1,647,774
    Net decrease in other liabilities from financial transactions                                              -             222,954
    Net decrease in other liabilities                                                                          -             182,078
    Cash dividends                                                                                             -             162,467
    Other uses of funds                                                                                     27,320            41,649
                                                                                                       -----------       -----------
    TOTAL USES OF FUNDS                                                                                  8,847,962         5,257,835
                                                                                                       -----------       -----------
    MONETARY LOSS GENERATED ON CASH AND DUE FROM BANKS                                                     732,818               -
                                                                                                       -----------       -----------
INCREASE / (DECREASE) IN FUNDS                                                                            (880,783)        1,655,788
                                                                                                       ===========       ===========

The accompanying notes 1 through 19 and exhibits A through L and N are an integral part of these statements.

                       NOTES TO THE FINANCIAL STATEMENTS


                       AS OF SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                         (Stated in thousands of pesos)



1. MACROECONOMIC SITUATION OF THE FINANCIAL SYSTEM AND THE BANK AND SUBSEQUENT EVENTS TO THE PERIOD END


        1.1. Effects of the Argentine peso devaluation and other modifications to economic rules

                1.1.1.  Macroeconomic situation of the financial system

                        The economic and financial situation in Argentina deteriorated unrelentingly over the last few months; this was basically reflected in an increase in sovereign risk, diminishing reserves, continuing fiscal imbalance, lower deposits in the overall financial system, deep recession with significant drops in both consumption and investment, decreased real cash flows, difficulties to settle short-term debt and a deteriorating chain of payments.

                        On November 1, 2001, the Argentine Government announced a new economic plan, the main measures of which related to the comprehensive restructuring of public debt at lower interest rates, launching a plan to revive the economy, and other fiscal measures, while the convertibility law (whereby the Argentine peso was pegged at par with the US dollar) and the balanced-budget law were to remain in effect.

                        Although the domestic phase of the national public-debt restructuring process pursuant to Decree No. 1387/01 was successful, a new crisis broke out on November 30, 2001, triggered by the loss of deposits out of the financial system, which led the Government to issue Decree No. 1570/01, which set tight restrictions on the withdrawal of cash from banks and controls on the transfer of funds abroad while fostering an increased dollarization of the economy.

                        By the end of the last year, the deterioration of the economic and financial situation affected the institutions, with several successive changes taking place at the highest levels of the Federal Executive, which culminated with National Congress electing a new President to complete the constitutional period until December 10, 2003. In the interim, the suspension of payments on public debt, was declared.

                        On January 6, 2002, National Congress enacted Public Emergency and Foreign Exchange System Reform Law No.25,561, which introduced deep changes to the economic framework effective until then and, particularly, amended the Convertibility Law (whereby the Argentine peso was pegged at par with the US dollar) which had been in effect since 1991; Law No. 25,561 also empowered the Federal Executive to issue additional monetary, financial and foreign exchange measures aimed at overcoming the economic crisis in the medium term. The law and decrees included, among others, the following measures:

                        a) The switch into pesos of certain debts towards the financial sector originally denominated in US dollars and outstanding as of December 31, 2001, at the exchange rate of ARS 1 to USD 1;

                        b) The switch into pesos of private contracts stipulated in US dollars or including indexation clauses, over a term of 180 days, at the exchange rate of one Argentine peso to each US dollar;

                        c) The switch into pesos at the exchange rate of one Argentine peso to each US dollar of public utility rates priorly stipulated in US dollars, to be subsequently renegotiated on a case-by-case basis;

                        d) The implementation of a new system levying duties on the export of oil and gas;

                        e) Empowering the Federal Executive to establish compensatory measures to avoid imbalances in financial institutions that may result from the switch into pesos of certain receivables.

                        f) The establishment of an "official" foreign exchange market (ARS 1.4 to USD 1) and a "floating" exchange market.

                        The "switch into pesos" governmental system as of that date kept, in general terms, the financial system balance (since the imbalances generated by the asymmetrical exchange rates were low with reference to the total assets and liabilities of the financial system). The reaction of different sectors of the economy forced the Federal Government to apply significant changes to the original regulations, that emphasized the original assymetry. In addition, the injunctions pursuant to constitutional protection actions that require deposits to be reimbursed, without rendering an opinion of the substance of the matter, and the deep crisis arised among the Federal Powers, originated by the beginning of the Supreme Court judgement, increased the economic and financial system crisis.

                        Subsequently, new rules (Decrees No. 214/02 and No. 410/02, among others) were issued that amended or supplemented existing rules and regulations. The main new measures were:

                        a) The switch into pesos of all obligations, whatever their cause or origin, to deliver sums of money stipulated in US dollars or any other foreign currency outstanding as of the date of enactment of Law No. 25,561, with the exceptions, mainly, of financing related to foreign trade granted by financial institutions, and the private and government sectors' obligations to deliver sums to which foreign law is applicable.

                        b) The switch into pesos of all deposits with all financial institutions stipulated in US dollars or other foreign currencies at an exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in other currencies.

                        c) The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies, whatever the amount or nature, at the exchange rate of one Argentine peso to each US dollar, or its equivalent in other currencies.

                        d) The conversion into pesos of obligations to deliver monies, stipulated in US dollars or other foreign currencies, unrelated to financial institutions and whatever their origin or nature, at the exchange rate of one Argentine peso to each US dollar, or its equivalent in other currencies.

                        e) The indexation of all receivables and payables referred to in points b) through d) by applying a "benchmark stabilization coefficient" ("CER") that is to be published by the Central Bank of the Argentine Republic (BCRA) and, additionally, the application of a minimum set interest rate for deposits and a maximum set interest rate for loans. The CER is applicable as from the publication of Decree No. 214/02. Obligations of any nature or origin arising after the enactment of such Law No. 25,561, shall not be allowed to contain and shall not be subject to adjustment clauses.

                        f) The issuance of a Bond to be borne by the Federal Treasury to compensate the imbalances in the financial system resulting from the exchange difference caused by the switch of deposits with and payables to the financial system mentioned in points b) and c) above.

                        Please find below a deeper description of some measures adopted by the Federal Government effective as of the date of filing these financial statements.

        1.1.2.  Relevant issues of the exchange system

                Decree No. 71/2002 of the Argentine Executive and Communique "A" 3425 of the BCRA established an "official" foreign exchange market, mainly for exports, certain imports and financial obligations, and a "floating" exchange market for the rest of transactions. The official exchange rate was set at ARS 1.40 to USD 1 and the "floating" exchange rate on the first day on which the system operated, January 11, 2002, (it had been suspended from December 23, 2001) ranged from ARS 1.6 to 1.7 to USD 1, selling rate. Federal Executive Decree No. 260/2002 of February 8, 2002, established a single floating market where all foreign exchange transactions will be carried out as from issuance of such decree. Foreign exchange transactions will be made at the exchange rate freely agreed between the parties, subject to the requirements and rules established by the BCRA.

                Foreign exchange transactions in the floating market have, among others, the following characteristics:

                a) The exchange rate will be freely agreed between supply and demand. As of September 30, 2002, the exchange rate was ARS 3.7267 to USD 1, and as of the date of filing this financial statements, the exchange rate was ARS
                        3.5268 to USD 1.

                b) Foreign exchange transactions may only be carried out at institutions authorized by the BCRA.

                c) Criminal Foreign Exchange Laws will apply to transactions that do not conform to effective regulations.

                d) Foreign currency will be sold only against the delivery of peso notes. Other payment instruments are accepted, as defined by the BCRA.

                e) Transfers abroad to be made by the financial and nonfinancial private sector and by government companies have to be authorized by the BCRA, according to the characteristics of the related payment.

                f) Certain requirements related to the registration of transactions and customer identification and certain provisions of the information system must be complied with.

                g) The requirements established by tax and money laundering prevention laws must be complied with.

                Foreign trade transactions and services to be settled in such market are regulated by the BCRA as to the transactions to be settled, terms and manner to credit the accounts.

                The BCRA has regulated the purchase and sale of US dollars on behalf of the BCRA. Such transactions will be conducted through Financial Institutions that have enrolled in the system. The regulations will include the transaction amounts and formal requirements.

                Communique "A" 3511 of March 14, 2002, issued by the BCRA established restrictions on the Foreign Exchange Position (FEP) of financial institutions, which is mainly formed by holdings in foreign currency, plus foreign currency cash held in Argentina or abroad, and foreign currency forward transactions. The FEP of each Bank will not exceed 5% of the computable equity of each Bank as of the end of November 2001. Should that limits be exceeded, such exceed has to be cured within certain dates established by the BCRA.

        1.1.3. Compensation to Financial Institution due to the effects of the devaluation and conversion into pesos

                According to the provisions of Law No. 25,561 and of sections 2, 3 and 6 of Decree No. 214/2002, as amended and supplemented, a significant portion of the assets and liabilities were switched into Argentine pesos. Sections 28 and 29 of Decree No. 905/2002 of June 1, 2002, established a compensation for financial institutions.

                Under such sections, the Ministry of Economy will deliver Federal Government Bonds denominated in Argentine pesos and US dollars to the financial institutions as a full and final compensation, for the negative monetary effects arising from conversion into Argentine pesos at an asymmetrical exchange rate of receivables and payables denominated in foreign currency, as well as for the net negative position in foreign currency resulting from its conversion into Argentine pesos.

                BCRA Communiques "A" 3650 and "A" 3716, as supplemented, determined the compensation procedures as follows:

                a) The reference was the Financial Institution's balance sheet as of December 31, 2001, which included, under assets, the Federal Government's secured loans whose new conditions had been accepted by means of the acceptance letter included in Decree No. 644/2002 of April 18, 2002, taken at the value at which they had been booked by foreign subsidiaries of local financial institutions, net of "Investments in other companies" booked by such local institutions as of December 31, 2001.

                b) The stockholders' equity resulting from the balance sheet mentioned in (a) was adjusted by applying the ARS
                        1.40 to USD 1 exchange rate, or its equivalent in any other currency, to the net position in foreign currency.

                c) The amount to be compensated is the positive difference between the adjusted stockholders' equity determined on the basis of (b) above and the stockholders' equity resulting from conversion into pesos of certain assets and liabilities in foreign currency at the exchange rates defined by the rules and regulations.

                d) The compensation for each Financial Institution, determined in Argentine pesos, will be paid by delivering "2% Federal Government Bonds in Argentine pesos maturing in 2007".

                e) Financial Institutions will have the right to request the Bond swap mentioned in d) for "LIBOR 2012 Federal Government Banks denominated in US dollars " at the ARS
                        1.40 to USD 1 exchange rate, for up to the amount of the net negative position in foreign currency, resulting from conversion into pesos of assets and liabilities booked in the balance sheet as of December 31, 2001, as per the above paragraphs.

                f) The Federal Government, through the Ministry of Economy, may issue additional bonds in US dollars to be subscribed by Financial Institutions up to the amount of the net position in foreign currency of such Financial Institution and after allocating all the holdings in Bonds denominated in Argentine pesos received as a compensation. The subscription price of such will be ARS 140 to USD 100, face value.

                g) For purposes of financing the subscription of Bonds referred to in (f), the BCRA may grant advances to such financial institutions.

                Decree 2167/2002 of October 28, 2002 ammended Section 29 of Decree 905/2002, establishing that in the compensation procedure, the assets reached by Decrees 214/2002 and 471/2002 booked in foreign subsidiaries owned by local financial institutions, will be included in the Bank assets. Moreover, by Communique "B" 7564 of October 24, 2002, the BCRA published certain regulatory constructions on the treatment to be given to certain transactions related to the calculation of the compensation described above. Lastly, Communique "A" 3825 established a new information requirement that incorporates, among others, the provisions contained in the rules mentioned above. The term for presenting such requirement will extend to December 23, 2002.

        1.1.4.  Financial assistance to the governmental and private sectors

                -       Guaranteed loans - Decree No. 1387/2001

                        On November 1, 2001, the Federal Executive issued Decree No. 1387/01 directing the Ministry of Economy to offer a voluntary federal and provincial debt swap for loans secured by the Federal Government or the Provincial Development Trust Fund to obtain a reduction in the interest of swapped debt, as well as an extension of repayment terms.

                        Decrees 1387/01 and 1646/01 established the basic characteristics of guaranteed loans (conversion at nominal value plus interest accrued on the swapped obligation - one to one -, issuance in the same currency that the swapped obligation, tax exemption covering both the difference between the swap and market or book value and of interest and secured loans, allocation of revenues from the tax on bank-account transactions and, in general, of all revenues of the Federal Government arising from the Revenue Sharing system to secure all principal and interest payments on such secured loans). In addition, Decree No. 471/02 established, among other things, the conversion into pesos of all the obligations of the federal, provincial or municipal government in foreign currency governed by Argentine law, at the ARS 1.40 to USD 1 exchange rate, or its equivalent in any other currency, and adjusted on the basis of the CER and the interest rate applicable to each type of government security and guaranteed loan, on the basis of their average life and original issuance currency.

                        Subsequently, the Federal Executive issued Decree No. 644/02 establishing the steps to be followed by banks to accept the new conditions (conversion at the ARS
                        1.40 to USD 1 rate, CER application and modification of the interest rate), for purposes of receiving principal and interest payments on guaranteed loans. If the new conditions are not accepted, the banks receive the securities originally submitted for the swap.

                        On August 27, 2002, through Decree No. 1579/02, the Federal Executive instructed the Trustee Fund for Provincial Development to bear provincial debt in the form of Government Securities, Bonds, Treasury Bills, or Loans voluntary converted into Secured Bonds. Likewise, it empowered the Ministry of Economy to determine the term to express the will to withdraw bids already submitted to convert provincial debt under Section No. 25, Decree No. 1387/01, as supplemented, as the case may be.

                        Later, on October 25 and November 12, 2002, through Resolutions Nos. 539/02 and 611/02, respectively, the Ministry of Economy established the unified calculation mechanism for all debts included in the conversion system under Decree No. 1579/02, and it provided the term for financial institutions that submitted bids to convert provincial debt under Section No. 25, Decree No. 1387/01, as supplemented, to express their will to withdraw them (10 business days as from the date when Resolution No. 539/02 becomes effective for provincial debt in the form of Loans, and 15 days as from the date when Resolution No. 539/02 becomes effective for provincial debt in the form of Government Securities, Bonds or Treasury Bills).

                - Financial assistance to the private sector - Maximum rates

                        Decree No. 214/2002 established that certain debts in US dollars or other foreign currency to the Financial System, regardless of their amount and nature, be converted into Argentine pesos at the ARS 1 to USD 1 or its equivalent in any other currency. Furthermore, as from February 3, 2002, the CER and a maximum interest rate determined by the BCRA in Communique "A" 3561 became applicable to such loans. Interest rates are determined on the basis of whether the lender is an entity or an individual and depending on the loan's guarantee, and the interest rate caps are 6% and 8%.

        1.1.5.  Amendment of the bankruptcy and insolvency law

                On January 30, 2002, the Argentine Congress enacted Law No. 25,563 whereby it declared a state of productive and credit emergency originated in the Argentine crisis. Such emergency will extend until December 10, 2003. The law established, among other things:

                a) Suspension for 180 days as from the effective date of the law of all insolvency proceedings and court and out-of-court sales (included foreclosures and enforcement of security interests of any origin).

                b) Suspension for 180 days of any petition in bankruptcy. Subsequently, Law No. 25,640 of September 11, 2002, extended such term for 90 days.

                Later, on May 15, 2002, the Government enacted Law No. 25,589 on bankruptcy and insolvency proceedings introducing modifications to the above law. The main changes are:

                a) within 90 days or within the longer term determined by the court, the debtor will have an exclusivity period to submit proposals to reach a compromise with credits.

                b) Application of the "cramdown" device, whereby creditors may takeover the debtor company.

        1.1.6.  CER application

                Receivables and obligations denominated in foreign currency as of the enactment of Law No. 25,561 were converted into Argentine pesos at the ARS 1 to USD 1 or ARS 1.40 to USD 1, as applicable. Such receivables and payables are updated by application of the CER. Loans converted into Argentine pesos will be indexed on the basis of the CER under the above terms, plus a maximum interest rate established by the BCRA, except in the case of (i) loans granted to individuals secured by a collateral constituting the single dwelling home, (ii) personal loans, whether secured by a mortgage or not, originally agreed up to the amount of USD 12,000 or its equivalent in other currency, and (iii) personal loans, secured by a security interest originally agreed up to the amount of USD 30,000 or its equivalent in any other currency, that will be adjusted as from October 1, 2002, on the basis of a "salary variation coefficient" ("CVS") that will be published by the INDEC (Argentine Institute of Statistics and Census). Law No. 25,642 of September 12, 2002, extended until September 30, 2002, application of the CER established by section 4 of Presidential Decree No. 214/2002 for all obligations of individuals and/or entities to pay a sum of money not in excess of ARS 400,000. The rates effective as of February 2, 2002, will remain effective until such date and, as from October 1, 2002, they will accrue the lower of such rate or the average interest rates prevailing in the financial systems for such transactions in 2001 published by the BCRA. Rescheduled deposits converted into Argentine pesos will be subsequently indexed on the basis of the CER published by the BCRA, that will be applied as from February 3, 2002 (date of publication of Decree No. 214/2002), plus a minimum interest rate established by the BCRA.

        1.1.7. Deposits. Balance rescheduling. Swap for government bonds (Swaps I and II)

            -   Balance rescheduling

                As mentioned in the above paragraphs, the Federal Executive has issued Decree No. 1570/2001 establishing severe restrictions on the withdrawal of funds from Financial Institutions. Subsequently, a number of rules were issued that established a schedule for maturity of deposits existing in the financial system. The BCRA issued a number of Communiques that established the schedule for returning deposits on the basis of their currency and amount.

                In the case of deposits in Argentine pesos, three reimbursement levels were determined, on the basis of the amount of the deposits. The date for the first disbursement in each category was March, August and December 2002. In the case of deposits in foreign currency converted into Argentine pesos, the method was similar to the above, and the dates for the first reimbursement were January, March, June and September 2003.

                On November 22, 2002, the Ministry of Economy issued Resolution No. 688/2002, which provides, as from December 2, 2002, the elimination of restrictions on the amounts that may be withdrawn from deposit accounts under Resolution No. 06/2002, as amended, incorporating such accounts to the free availability account system set forth by section 26 of Decree No. 905/2002.

                Swap I

                Decrees No. 494/2002 of March 13, 2002, and 620/2002 of April 17, 2002, established the general conditions and the procedure through which the owners of deposits in foreign currency and in Argentine pesos may exercise the option to receive "Federal Government Bonds in US Dollars at a 2% rate maturing in 2012", "Federal Government Capitalized Bonds in US dollars at LIBOR plus 1% maturing in 2012" and "Federal Government Bonds in Argentine pesos at a 3% rate maturing in 2007", within the term established by Decree No. 620/2002, i.e. by April 30, 2002.

                For the purpose of improving the conditions of the securities to be issued and to make the above option more attractive, the Federal Executive issued Decree No. 905/2002, which established the options that will be available to depositors on the features of their deposits (Swap I).

                The owners of deposits originally made in foreign currency that were converted into Argentine pesos and then rescheduled will have the option to receive through the Financial Institution where they made their deposit, as total or partial payment of such deposits, "Federal Government Bonds in US dollars at LIBOR and maturing in 2012", at the rate of USD 100 in face value for every ARS 140 deposited.

                On the other hand, the owners of deposits originally made in Argentine pesos in financial institutions and the owners of deposits originally made in foreign currency and that were converted into Argentine pesos and rescheduled will have the option to receive through the financial institutions, as a total or partial payment of such deposits, "Federal Government Bonds in Argentine pesos at a 2% rate, maturing in 2007".

                Finally, the owners of deposits, regardless of their currency of origin, that are (a) individuals aged 75 or older, (b) individual that received the deposit amount as severance payments or payment of a similar nature due to labor termination, and (c) individuals undergoing situations that pose a threat to their life, health or physical integrity will have the option to receive through the financial institution, as a total or partial payment of such deposits, for up to the amount that was rescheduled, "Federal Government Bonds in Us dollars at LIBOR maturing in 2005", at the rate of USD 100 in face value for every ARS 140 deposited.

                The owners of deposits originally made in foreign currency in financial institutions that have a rescheduled deposit for up to ARS 10,000 will have the option to receive through the financial institution, as a total or partial payment of such deposits, for up to the abovementioned amount "Federal Government Bonds in US dollars at LIBOR maturing in 2005".

                Finally, the owners of checking accounts, savings accounts and other demand deposits will have the option of acquiring through the financial institution "Federal Government Bonds in US dollars at LIBOR maturing in 2012" and/or "Federal Government Bonds in Argentine pesos at 2% rate maturing in 2007". The owners of checking accounts, savings accounts and other demand deposits who are individuals will have the option of submitting bids for acquiring "Federal Government bonds in US dollars at LIBOR maturing in 2005".

                For purposes of obtaining such Bonds, the financial institutions must first apply their holding in Federal Government Bonds at a 9% rate maturing in 2002. For the remaining amount of bonds to be subscribed on behalf of depositors, financial institutions may opt between:

                a) Swap them for Federal Government Bonds at a 2% rate in Argentine pesos maturing in 2007 received as a compensation as described in 1.1.3, federal government guaranteed loans converted into pesos by Decree 471/02 and provincial government sector debts covered by Decree 1387/01, including those incurred by the Provincial Development Trust Fund.

                b) Obtaining advances from the BCRA in Argentine pesos secured by guarantees in the amount required to acquire the abovementioned Bonds, so that financial institutions may comply with the requests from depositors. Financial institutions will provide security covering such 100% of such advances with assets considered at their book value, according to the BCRA rules, in the order priority established in section 15 of such Decree.

                c) Pay them with their own resources without receiving the BCRA's financial assistance.

                Swap II

                On September 17, 2002, the Federal Executive issued Decree No. 1836/2002 (amended by Decree 2167/2002) that established the basis for the second deposit swap. Such decree established the options of deposit owners and modified some sections of Decree No. 905/02.

                Under the above regulations, the holders of certificates of rescheduled deposits originally made in foreign currency may opt to receive "Federal Government Bonds in US dollars 2013" from the related bank in exchange for such certificates. These bonds will be subscribed at the rate of USD 100 (face value) for each ARS 140 (face value) of the certificate, adjusted by the benchmark stabilization coefficient through the issuance date, and the related bank will also grant a coupon put option.

                Where deposit holders opt to receive the above bonds, the banks where such deposits were made shall grant them a put option for principal or interest coupons. The exercise price in pesos shall equal the bond coupon face value in US dollars converted into pesos at the USD 1-to-ARS 1.40 exchange rate, and adjusted by the benchmark stabilization coefficient from February 3, 2002, through the coupon maturity date.

                The coupon put options shall be booked, and to that effect, they shall be regarded as negotiable investments, they shall be publicly traded, they shall be tradable in self-governed Argentine markets, and they shall circulate independently from the Government bonds to which they relate. The above put option may be exercised within thirty days as from the related coupon payment date, free of charges for the deposit holder. Expiry of the above period implies expiry of the put option related to that coupon.

                On the other hand, deposit holders may opt to convert the rescheduled amount into fixed-term bills in pesos issued by each bank, jointly with an option issued by the Federal Government to switch them into the original currency.

                Those who opted to receive "Federal Government Bonds in US dollars 2005" and "Federal Government Bonds in US dollars 2012" under Decree No. 905/2002 (Swap I) may choose to ask the bank from which they received the above bonds to grant them the above put option or to exchange the bonds for fixed-term bills.

                The above options may be exercised through December 12, 2002.

        1.1.8.  Legal actions

                The measures adopted by the Federal Executive with respect to the political, economic, financial and foreign exchange emergency triggered a number of legal actions to be filed by individuals and companies, in the form of amparos (judicial injunctions resulting in the immediate release of frozen deposits), against the Federal Government and the BCRA as the petitioners consider that the Law on Public Emergency and its supplementary provisions are unconstitutional. Based, mainly in the "Kiper against Federal Government and Others" case, dictated by the Supreme Court, the courts massively started to dictate through amparos , the partial reimbursement of bank deposits in US dollars or Argentine pesos at the "floating" exchange rate. The Supreme Court has not dictated about the constitutional sustenance of the "switch to pesos" established by the Federal Government.

                On March 11, 2002, the Argentine Association of Government-owned and Private Banks and the Argentine Bank Association filed a "per saltum" appeal with the Argentine Supreme Court under section 195 bis of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks that are members of such associations and was based on the Argentine institutional and systemic crisis and on the need to comply with effective regulations to attain an ordered and gradual solution for the restrictions affecting the financial system and guaranteeing a plurality of interests. Such appeal seek communication to all federal courts of cases in which precautionary measures have been enforced or are about to be enforced since the effective date of Decree No. 1570/2001 until March 11, 2002, against banks that are members of such associations.

                Moreover, BF has joined, as additional party, the action for declaratory judgment brought by ABA (Argentine Banking Association) by reason of the enactment of Act No. 5303 by the legislative body of the Province of San Luis, which orders banks domiciled or having branches in the province to pay all foreign currency deposits. To the date of issuance of these financial statements, the Supreme Court has issued a precautionary measure ordering the province and provincial tribunals to refrain from enforcing such law until the constitutional issue brought by ABA is resolved. That is to say, whether the provincial legislative body is empowered to enact laws that, in the opinion of ABA and the banks, exceed the powers conferred under the terms of the Argentine National Constitution.

                On April 25, 2002, the Argentine Congress passed Law No. 25,587 on Public Emergency and Reform of the Exchange System that establishes that, in any legal action brought against, among others, financial institutions due to loans, debts, obligations, deposits or rescheduling that may be affected by the provisions included in Law No. 25,561, as regulated and supplemented, the precautionary measure established by section 230 of the Argentine Code of Civil and Commercial Procedure will only be admitted where maintenance of the situation, whether from a factual or legal situation, will result in irreparable damage such as impossibility to enforce the judgment. This public policy provision will be applied to all outstanding cases and will also apply to all precautionary measures pending enforcement, regardless of the court-order date.

                Finally, on July 24, 2002, the Federal Executive issued Decree No. 1316/2002 establishing the temporary suspension for 120 business days of compliance with and enforcement of precautionary measures and final judgments issued in the legal actions referred to in section 1 of Law No. 25,587. Court orders must be recorded in financial institutions in chronological order and the court ordering the measure must be given notice that the financial institution acknowledges such measures. Furthermore, the Bank will report, on a weekly basis, all precautionary measures occurred in such week to the BCRA. Suspended resolutions will be complied with after expiration of the term in their chronological order and within 30 business days. In the case of exceptions to the above rules, the measure will presented to the BCRA that will comply with the court orders on behalf and account of the Bank.

1.2.    Impact of the measures on the Bank's particular situation

        As described in detail in note 1.1, since late in the year ended on December 31, 2001, the financial system in general and the Bank in particular have to cope with a significant impact in their liquidity position, mainly as a result of mass withdrawals of deposits, actions for infringement of fundamental rights and freedoms filed by depositors, the ordering of precautionary measures and immediate measures by tribunals, the suspension of court-enforced collections and foreclosures, and the enactment of numerous laws, decrees, resolutions from the Ministry of Economy and Communiques by the BCRA, which led to frequent changes in the Bank's positions.

        The liquidity crisis became especially aggravated in the second quarter of the year, when cash withdrawals (accelerated by the uncertainty derived from cash withdrawal restrictions) and the reimbursement of deposits under precautionary measures, actions for infringement of fundamental rights and freedoms, and immediate measures reached their maximum level, with reimbursements by the bank in the amounts of approximately ARS 467 million and USD 52 million in such quarter. It should be noted that such precautionary measures, actions for infringement of fundamental rights and freedoms, and immediate measures order partial payment of foreign currency deposits (USD) or an equivalent amount in Argentine pesos at the freely floating exchange rate. To date, the debate about the unconstitutionality of the law that provides the mandatory switch of deposits into Argentine pesos has not been decided by the Supreme Court of Justice.

        The situation described above led the Board of the Bank to decide the implementation of a plan to strengthen the Bank's stockholders' equity and liquidity. Similarly, the Board of Governors of the BCRA in exercise of its powers requested that the Bank formally submit a regularization plan to the BCRA. By the end of May 2002, BF submitted to the BCRA the mentioned plan intended to regularize and reorganize the aspects related to complying with the technical regulation on minimum cash, which had been affected by the above-mentioned liquidity crisis triggered by the fall of deposits, court rulings on the actions brought by depositors, and by regulatory changes on prudential regulations. Such plan comprised the measures that had been adopted in April and May 2002, in relation to the financial assistance received from BBVA, the sale of stock holding in a subsidiary abroad and advances due to illiquidity received from the BCRA. The Board of the Bank also notified its decision to capitalize BF and informed BBVA's intention to convert into equity in BF the subordinated corporate bonds in the amount of USD 130 million issued by BF and held by the former, as well as a financial loan granted in April 2002, in the amount of

        USD 79.3 million, submitting this capitalization to the approval of the related controlling authorities and the Stockholders' Meeting of BF. Furthermore, the Board of the Bank reported the commencement of the execution of an administrative restructuring plan, expense reduction, and voluntary termination and early retirement of personnel.

        Additionally, in July 2002, BF entered into repurchase agreements with BBVA in the amount of USD 102.9 million, thus obtaining additional liquidity to refinance its foreign trade lines and local currency needs.

        Moreover, the Bank agreed the refinancing of non-subordinated corporate bonds totaling USD 150 million maturing October 31, 2002, through a new bond issuance. Such refinancing included the interest payment and a five percent of capital as of October 31, 2002, the payment of a 5,26% of capital of the new bond in 180 days, while the remaining capital will be paid in a year. Additionally, BF is in the process of negotiation and instrumentation of the refinancing of its foreign trade lines.

        During the third quarter of the year, the situation improved gradually, showing a decrease in the volume of legal actions seeking the withdrawal of funds and a gradual change in deposit tendencies, which started rising. In this quarter, precautionary measures under actions for infringement of fundamental rights and freedoms paid by the bank amounted to approximately ARS 293 million and USD 4 million.

        Detailed below are the measures taken by the Argentine Government in effect as of the date of filing these financial statements and which have affected or could affect the Bank's equity and financial position.

        a) Compensation to financial institutions for the effects of the devaluation and conversion into pesos

                As mentioned in note 1.1.3. the amount that the Bank is to receive in compensation under Decree No. 905 /2000 and Communiques "A" 3650 and "A" 3716 as supplemented amount to:

                                     ----------------------------------------------------------------------------------------------
                                                                      Balances as of December 31, 2001
                                     ----------------------------------------------------------------------------------------------
                                            Exch. rate              Exch. Rate
                                              ARS 1 =               ARS 1.4 =           Currently effective
                                               USD 1                  USD 1         exchange rate under decrees      Difference
                                     ----------------------------------------------------------------------------------------------
                Assets                      8,369,234              11,028,945              10,153,352                  875,593

                Liabilities                 7,427,471               9,862,424               9,828,122                  (34,302)
                                                                                                                   -----------
                Compensation                                                                                           841,291
                                                                                                                   ===========

                Additionally, the remaining foreign exchange position after computing the effect on the switch to pesos of applicable assets and liabilites amounted to US dollars 618,699,800 (negative). Accordingly, the Bank applied the compensation amount in Argentina pesos of 841,291 to receive LIBOR 2012 Federal Government Bonds denominated in US dollars for a face value of 600,922,400, (at the ARS 1,40 = USD 1 exchange rate). In addition, that the net negative position in foreign currency exceeded the amount of compensation to be received, the Bank decided to take an advance from its BCRA account to subscribe Bonds for a face value of USD 17,777,400 to compensate such position. Subsequently, on September 11, 2002 and October 29, 2002, the Bank's account No. 017 with the Government Debt Instruments Registration and Payment Center was credited by the BCRA with Bonds for a face value of 421,890,000 and 88,894,100, respectively, (net of a gauging of 15%). Such Bonds remain blocked until the BCRA gives definitive confirmation of the compensation amount. As of September 30, 2002, the Bank booked the compensation to be received in Federal Government bonds as "Private and public bonds" (for the portion of bonds credited as of September 30, 2002) and "Other receivables from financial intermediation".

                As required by BCRA Communique "A" 3703, the compensation received was booked in January, 2002, as follows:

                  - The gain resulting from the asymmetrical switch into pesos, which amounted to 616,533, was allocated to "Financial Income - Gold and foreign currency exchange difference", for the purpose of neutralizing the negative effects of the switch into pesos.

                  - The amount of the compensation received for the difference between Stockholders' Equity as of December 31, 2001, and the Stockholders' Equity that resulted from adjusting the net position in foreign currency switched into pesos at the exchange rate USD 1 = ARS
                        1.4 , amounting to 224,758 (adjusted as of September 30, 2002: 466,239), was allocated to the Stockholders' Equity account "Unrealized valuation difference from compensation of the net position in foreign currency".

                  As mentioned in note 1.1.3, the BCRA, by Communique "A" 3825 of November 29, 2002, established a new information requirement related to the compensation set forth in section 28 and 29 of Decree No. 905/2002. The term for presenting such information extends until December 23, 2002. The Bank is analyzing and determining the impact of the amendments made by such rules, mainly those related to (i) the analysis of the settlement of certain transactions prior to June 28, 2002, for distributing book balances in foreign currency assets and liabilities as of December 31, 2001, at the different exchange rates, (ii) compliance with the requirements set forth by section 1, subsection (a) of Decree No. 1570/2001 for calculation in foreign currency and subsequent dedollarization of the amounts for compensation calculation submitted by the Bank that total USD 314,522 thousand and, (iii) the effect of the incorporation of the assets booked by foreign affiliates under the scope of Decrees Nos. 214/02 and 471/02.

                  To the date of issuance of these financial statements, it is not possible to determine the effects of the application of the above-mentioned rules on the book value of the compensation received and to be received.

            b)    Guaranteed Loans - Decree No. 1378/2001

                  As mentioned in note 1.1.4 and pursuant to Decrees Nos. 1387/01 and 1646/01, the Bank and its subsidiaries swapped a portion of their holdings in federal government securities and/or loans to the federal government sector outstanding as of November 6, 2001, for a nominal value of USD 3,291,795 thousands, for Guaranteed Loans amounting to USD 3,360,403 thousands. Such guaranteed loans are recorded in the consolidated financial statements under the account "Loans - to the non-financial government sector" for a total amount of 5,937,428 , net of discounts.

                  Subsequently, the Federal Executive established, by Decree No. 644/02, the steps that the financial institutions were to follow to accept the new conditions so as to receive the payments of principal and interest related to the Guaranteed Loans. In this respect, on May 22 and July 12, 2002, the Bank and its subsidiary, Banco Frances (Cayman) Ltd., accepted the abovementioned changes to the conditions of the Guaranteed Loans for a face value of USD 2,838,727,000. On the other hand, Consolidar AFJP S.A., Consolidar Cia. de Seguros de Vida S.A., and Consolidar Cia. de Seguros de Retiro S.A. (except for loans for a face value of USD 34,034,000, which new conditions were accepted on May 21, 2002) did not accept the changes to the conditions of the Guaranteed Loans for a face value of USD 487,642,000. This means reverting to the original government securities, i.e. those that had been submitted for swapping.

                  In addition, the Bank has presented before Banco de la Nacion Argentina, in its capacity as trustee for the FFDP (Provincial Development Trust Fund), provincial governments securities and loans granted to the government sectors of the provinces for a nominal value of USD 481,572 thousands, so as to carry out the swap provided by Decree No. 1387/01. Such transaction is recorded under the account "Loans - to the non-financial government sector" for the abovementioned value plus the related accrued interest receivable as of September 30, 2002, converted into pesos at the exchange rate of USD 1 = ARS 1.4 and adjusted by the CER, as provided by Decrees Nos. 1387/01 and 471/02. On October 25, 2002, the Ministry of Economy issued Resolution No. 539/2002, regulating Decree 1579/2002, establishing new conditions for the provincial government debt swap, allowing the financial institutions to decide its conversion for Guaranteed Loans.

                  As mentioned in note 1.1(4), and considering Decree No. 1579/02 and Resolutions Nos. 539/02 and 611/02, the Bank and its subsidiaries had not withdrawn the bids to convert provincial debt under Section No. 25, Decree No. 1387/01, as supplemented.

            c)    Application of the CER

                  As mentioned in note 1.1.6., the Bank adjusted by the CER the deposits that were switched into pesos and rescheduled, as well as the loans switched into pesos. This adjustment is recorded in the Statement of Income under the Financial Income and Financial Expense accounts, respectively.

            d) Deposits. Rescheduling of balances. Swap for Government Bonds (Swap I)

                  As mentioned in note 1.1.7., as of July 29, 2002, the Bank's customers opted to swap their rescheduled deposits into bonds as follows:

                                                                 Amount in
                                                            thousands of pesos
                                                            ------------------

                  Section 2 of Decree No. 905 /2002                608,688
                  Section 3 of Decree No. 905 /2002                  5,709
                  Section 4 of Decree No. 905 /2002                 93,128
                  Section 5 of Decree No. 905 /2002                 36,752
                  Section 24 of Decree No. 905 /2002                34,107
                                                              ------------
                  Total                                            778,384
                                                              ------------
                  % of total deposits                               10.74%

                  % of deposits eligible for swap                   31.20%

                  In accordance with matters disclosed in such note, the Bank will opt to swap the eligible assets mentioned so as to obtain the bonds requested by its depositors. Through a note dated October 25, 2002, the Bank informed the BCRA its will of swapping the following holdings for the mentioned bonds suscription:

                  - Argentine Federal Government 9% Bonds for a valuation of 298,295.

                  - Guaranteed Loans of the Federal Governmental for an average booking amount of 285,234.

                  - Provincial Governmental debts of an average booking amount of 194,855.

                  On September 17, 2002, the Federal Executive issued Decree No. 1836/2002, which established the conditions for Swap II of deposits with the Financial System (amended by Decree N(degree) 2167/2002), for which deposit owners are entitled to opt and at the same time amended some sections of Decree 905/02 as explained in note 1.1.7.

                  The Bank received the following options from depositors as of November 30, 2002, in relation to Swap II:

                                                                   Amount in
                                                              thousands of pesos
                                                              ------------------

                  USD-denominated Argentine federal government
                    bonds maturing 2013                                 273,151
                  ARS-denominated certificate of deposit T-bills          1,709
                                                                   ------------
                  Total                                                 274,860
                                                                   ------------
                  % on total rescheduled deposits as of
                    November 30, 2002                                    15.42%

                  Additionally, the Bank reimbursed in cash 192,071 in rescheduled deposits pursuant to the option provided by the BCRA which, in the case of the Bank, totaled 10,000 plus CER (benchmark stabilization coefficient).

            e)    Legal actions

                  As mentioned in note 1.1.8., the Bank has been notified of injunctions, mainly pursuant to constitutional protection actions, that require deposits to be reimbursed in cash in amounts larger than provided under current legislation or regulations, and/or the release of rescheduled deposits and/or declare the inapplicability of legislation passed by National Congress or measures issued by the Federal Executive or the BCRA. As of September 30, 2002, the Bank had paid USD 80,042,000 for actions in that currency, and ARS 838,967,000 for actions in Argentine Pesos and in USD, paid in Argentine Pesos at the "floating" exchange rate. Also, as of the date of filing these Financial Statements, the Bank had paid USD 82,996,000 for actions in that currency, and ARS 1,094,231,000 for actions in Argentine Pesos and in USD, paid in Argentine Pesos at the "floating" exchange rate.

                  Moreover, in view of the damage to the financial position of the financial system overall and, naturally, of the Bank caused by the execution of the precautionary measures ordered by the various tribunals in relation to actions for infringement of fundamental rights and freedoms and immediate measures, in addition to the prejudice derived from the application to certain bank loans of the salary variation coefficient instead of the benchmark stabilization coefficient, BF reported these prejudices to the Ministry of Economy and the BCRA, making express reserve of its rights to bring claims therefor.

                  As of the date of filing these Financial Statements, neither Federal, nor Buenos Aires City nor Provincial courts had ruled on the substance of the matter; accordingly, the final outcome of these legal actions is unknown.

                  As mentioned in the preceding paragraphs, the Bank capitalized under the "Other receivables" account the differences between US-dollar denominated deposits paid in such currency or in pesos at the freely floating exchange rate under protection actions and the rescheduled deposit balance (converted at the USD 1-to-ARS 1.40 exchange rate and adjusted by the benchmark stabilization coefficient). As of September 30, 2002, such balance, net of allowances, was ARS 278,251 (see Note 6). Following a conservative accounting criterion, the Bank booked the allowances it considered necessary to date to cover the future recoverability of such assets.

                  In the opinion of the Bank's management and legal advisors, it is highly probable that the Federal Government may compensate such exchange difference. To the date of issuance of these financial statements, it is not possible to anticipate the final resolution of this issue; therefore, the financial statements do not include any adjustment that may end up in the resolution of this contingency.

            f) Advances requested from the BCRA and financing received from BBVA Madrid

                  For the purpose of covering the decrease in deposits, the Bank obtained, during the period March through July 2002, advances from the BCRA, which as of September 30, 2002, and the filing date of these financial statements amount to 1,763,951 and 1,793,682, respectively, and are recorded under "Other liabilities from financial transactions - Central Bank of the Argentine Republic Other". In guarantee of such assistance, the Bank executed a first-degree security agreement whereby it encumbered in favor of the BCRA a portion of the Bank's credit rights under the Guaranteed Loan Agreement executed on December 7, 2001, pursuant to Federal Executive Decree No. 1387/2001 as supplemented and amended.

                  In addition to the advances granted by the BCRA, BF received from BBVA the following:

                  - In April 2002, the Bank received assistance from BBVA Madrid in the amount of USD 159 million, in security for which it provided Guaranteed Loans to the Argentine Government and syndicated loans granted to customers of the non-financial private sector.

                  - In May 2002, the Bank sold its equity interest in BBVA Uruguay to BBVA Madrid for USD 55 million (see note 2.2.).

                  - During July 2002, the Bank entered into repurchase agreements with BBVA Madrid for an amount of USD 102.9 million.

                  - As disclosed in note 2.3., BBVA has offered to convert into equity its holdings of subordinated corporate bonds issued by the Bank for an amount of about USD 130 million as well as the loan for USD 79.3 million disbursed in April 2002.

            g)    Liquidity

                  BCRA Communique "A" 3498 introduced changes to the minimum cash and minimum liquidity requirements systems. The minimum cash requirements thus imposed are higher than before.

                  Subsequently, the BCRA provided that for the period November 2001 through February 2002, the minimum cash and minimum liquidity requirements and the related cash and liquidity actually held are to be calculated as an average over such four-month period, that is to say that the aggregate over such period of the daily balances of the items comprised is to be divided over the total number of days in the period.

                  Lastly, the BCRA issued Communiques "A" 3597, 3598 and 3732, which established the System for Minimum Application of Resources from on-demand and term obligations in pesos. The items included are basically deposits and other financial intermediation on-demand obligations in pesos as well as fixed-term deposits subject to CER indexation. The related requirement was set at 18%.

                  The Bank requested the BCRA to allow it to reduce minimum cash requirements by and up to the excess of mandatory deposit allocation arising from franchises granted by the BCRA, as well as to offset the November 2001 - February 2002 position regarding minimum cash requirements in pesos against those in foreign currency. This issue is being analyzed by the oversight agency.

            h)    BCRA Information Requirements

                  The BCRA issued a series of communiques related to its monthly accounting information requirements whereby, it provided postponements, suspensions and new due dates, as well as additional information requirements also on an exceptional basis. The information involved included trial balances, information on debtors to the financial system, makeup of groups of companies and minimum capital requirements and capital actually held. Such changes also affected the filing of financial statements for the quarters ended March 31, June 30, and September 30, 2002.

                  BCRA Communique "A" 3599 suspended the requirements to file the information for January and February 2002 on debtors to the financial system, makeup of groups of companies and minimum capital requirements and capital actually held.

                  Communique "A" 3687 set a new due-dates calendar, which was abrogated by Communique "A" 3691.

                  After a series of Communiques that postponed or suspended information filing requirements, Communiques "A" 3760, "A" 3773, "A" 3782 and "A" 3802, set the definitive due-dates calendar for trial balances, debtors to the financial system and makeup of groups of companies, financial statements consolidated with significant branches and subsidiaries in Argentina and abroad, and the respective consolidated debtors'-situation statement.

                  On October 30, 2002, the Bank filed with the BCRA, the Pro-forma balance sheets as of December 31, 2001, which include the effects of Law No. 25,561, and the Decrees and Regulations that constitute its administrative order.

                  As of filing date of these Financial Statements, the Bank had filed with the BCRA the following required information: Trial Balances and financial statements consolidated with significant branches and subsidiaries in Argentina and abroad, for January, February, March, April, May, June, July, August and September 2002.

            The negative consequences of the situations described above on the Financial System overall and in particular on the Bank, involve the significant illiquidity, the impact of the devaluation of the Argentine peso and the switch into pesos, the recoverability of loans to both the Government and the private sectors, lost profitability and the mismatch of terms and currencies.

            In addition, the measures taken by the Federal Executive (Decrees No. 905/02 and 1836/02) allowed progress towards the compensation for the asymmetrical switch into pesos and coverage of the foreign currency position. Swap I of rescheduled deposits for federal government bonds allowed depositors to choose to take such bonds in exchange for their deposits and, as from October 1, 2002, banks are authorized to reimburse part of such deposits in cash (in the case of the bank, such reimbursement will amount to ARS 10,000 plus the benchmark stabilization coefficient). Moreover, SWAP II of deposits for bonds began on October 1, 2002.

            On the basis of the situation described, the search for solutions to Argentina's economic and financial situation will require further measures. For example, the possibility of covering deposits with some form of insurance, the settlement of Private Sector loans with bonds, the lifting of the suspension of foreclosures on assets provided as collateral, the lifting of the suspension of CER application, compensation to financial institutions for the suspension of the CER, the resolution of constitutional protection actions, compensation due to financial institutions for having returned - by court order pursuant to constitutional protection actions - deposits in dollars at the floating exchange rate, differentiated application of the CER to assets and liabilities, and the maturity of rescheduled deposits. As of the filing date of these financial statements, issues that are key to the Argentine economy remain pending solution. These include the reconstitution of the Financial System, closing an agreement with the International Monetary Fund, initiating negotiations with foreign creditors, negotiations with operators of privatized utilities, and the negotiations to refinance corporate loans of the private sector companies.

            To the date of filing of these financial statements, BF has increased its deposit portfolio and the volume of transactions, coming into compliance with the minimum cash ratio, and, barring any situation beyond its control, the Board of the Bank expects to maintain the equilibrium level achieved. Thus, the BCRA and the Bank are continually assessing the measures while on October 29, 2002, the Bank filed an update of the evolution of the actions included in the plan presented in May 2002, and the evolution of the actions carried by the Bank.

            The Board of the Bank is optimistic as to the development of future operations, especially if the Federal Government is eventually able to correct the profound imbalance caused by the execution of the precautionary measures ordered under actions for infringement of fundamental rights and freedoms and immediate measures due, mainly, to the impact of exchange differences between the provisions of such court rulings and of the legal rules on de-dollarization of deposits, and if the Federal Government eventually compensates for the financial loss that the application of the salary variation coefficient instead of the benchmark stabilization coefficient causes to the economic and financial position of the Bank and the system overall. BF has reported this situation to the Ministry of Economy and the BCRA, making express reserve of its rights to bring claims therefor.

            The Bank's Management is continually assessing the impact that such measures could have on the Bank's equity and financial position.

            These financial statements have been prepared on the basis of the going-concern assumption, based on the understanding that the restructuring of the Financial System overall, the government-debt restructuring and the Bank's and its subsidiaries' own plans and actions will allow it to continue operating and maintain the liquidity and solvency indicators required by the BCRA and, accordingly, these financial statements do not include any adjustments related to the recoverability of the asset amounts booked and the sufficiency of liabilities, as could be necessary should the situations described above not be resolved favorably.


2.    CORPORATE SITUATION AND BANK'S ACTIVITIES

      2.1.  Corporate situation

            BBVA Banco Frances S.A. (BF) has its main place of business in Buenos Aires and operates, a 244-branch network and 39 offices of its affiliate Credilogros Compania Financiera S.A.

            As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank with 68,24% corporate stock as of September 30, 2002.

            Part of BF's corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

      2.2.  Sale of interest in Banco Bilbao Vizcaya Argentaria Uruguay S.A.

            On May 13, 2002, the Bank entered into an agreement with BBVA for the sale of its 60.87% interest in BBVA Uruguay. This transaction was approved by the Bank's Board of Directors at their meeting held on May 13, 2002, and the Central Bank of the Uruguayan Republic on May 10, 2002. The total selling price for the shares amounted to USD 55 million, which was collected on the date the transaction was carried out.

      2.3.  Capital increase

            At the Regular and Special Meetings held on August 7, 2002, the stockholders approved the Bank's capital increase in the amount of up to 1,250,000 nominal value for the subscription of common, book-entry shares, entitled to one vote per share. Those shares may be paid up in cash and/or with subordinated corporate bonds in foreign currency issued by the Bank, maturing on March 31, 2005, and/or loans granted by BBVA to the Bank. At the referred meeting the stockholders delegated to the Board of Directors the powers to establish the remaining conditions.

            The Bank has commenced the process for listing stock on the CNV (Argentine Securities Commission) and the Buenos Aires Stock Exchange.

            On November 28, 2002, the Buenos Aires Stock Exchange granted a favorable preliminary approval for listing up to 1,250,000,000 shares of common stock to be offered for subscription. Moreover, on December 3, 2002, CNV Resolution No. 14,361 authorized listing new shares.

            The Bank's management, at its meeting of December 5, 2002, decided on the following issues, among others:

            - Approve the assets to be contributed, should the capital increase proceed, as follows: (i) cash, (ii) subordinated corporate bonds issued by the Bank, maturing March 31, 2005, and (iii) the loan granted by BBVA on April 19, 2002, in the amount of USD 79,316 thousand.

            - Establish the value of subordinated corporate bonds to capitalize USD 58,10 per USD 100 nominal value, based on valuation reports made by independent third parties.

            -     Establish the amount of shares to be listed in 209,631,892.

            - Establish the subscription term from December 17 through December 26, 2002.

            To the date of issuance of these financial statements, the capitalization process is pending final approval by the Buenos Aires Stock Exchange.

      2.4.  Banco Frances (Cayman) Limited

            On August 15, 2002, the Bank made a capital irrevocable contribution in kind (Federal Government Guaranteed Loans GL 08) with original nominal values of USD 185,043,841, which were dedollarized under the Executive Orders mentioned in 1.1.4, representing a book value in pesos, as of that date, of 305,409. Such contribution was authorized by Resolution No. 360 of BCRA's Board of Directors dated May 30, 2002, mean while is pending the Cayman Islands Monetary Authority resolution, authorizing the contribution capitalization.

            In addition, the Bank has requested from the BCRA the authorization to make the contribution of the Federal Government Libor 2012 bonds in US dollars received as compensation, as disclosed in 1.1.3.e) derived from the dedollarization effect of the Federal Government Guaranteed Loans portfolio held by such subsidiary. Through Board Resolution No. 645 of October 17, 2002, the BCRA authorized the Bank to make the contribution in kind in the mentioned subsidiary for the minor resulting of the amount of USD 386 million of BODEN 2012 (amount resulting of the Guaranteed Loans holdings in that subsidiary as of December 31, 2001) or the required amount to comply the capital relations requirements, according to the regulations of such country monetary authority. Up to date, the Bank informed of this Resolution to the Cayman Islands Monetary Authority, waiting for its autorization to proceed to the capitalization.

            As of September 30, 2002, such contribution commitment for USD 386,000 thousands is booked in "Other liabilities - Miscellaneous payables."



3.    SIGNIFICANT ACCOUNTING POLICIES

      3.1.  COMPARATIVE INFORMATION

            a) As required by FACPCE Technical Resolution No. 8 (Argentine Federation of Professional Councils of Economic Sciences), CPCECABA Resolution No. 89/88 (Professional Council of Economic Sciences of the City of Buenos Aires) and BCRA regulations, the financial statements for the nine-month period ended September 30, 2002, are presented comparatively with those of the same period of prior year. For that purpose, the financial statements for the period ended September 30, 2001, were restated in the September 30, 2002 currency by applying the adjustment rate derived from the Internal Wholesale Price Index published by INDEC (Federal Institute of Statistics and Census), considering that the accounting measurements prior to January 1, 2002, are stated in December 31, 2001 currency.

            b) Through Communique "A" 3345, as supplemented, BCRA introduced some changes to the rules related to the presentation and disclosure of financial institution financial statements effective as from December 31, 2001. Therefore, the financial statements as of September 30, 2001, were reclassified, due to the application of such rules, only for comparison with the financial statements for the nine-month period ended September 30, 2002.

            c) The financial statements, notes and exhibits for the nine-month period ended September 30, 2001, include certain changes originated in adjustments to prior years' losses of 156,666 booked in the year ended December 31, 2001, as a result of the change in the criterion followed by the Bank to estimate the income tax charge, applying the deferred tax method as from that date.


      3.2. RESTATEMENT OF THE HEAD OFFICE'S AND LOCAL BRANCHES FINANCIAL STATEMENTS IN EQUIVALENT PURCHASING POWER

            The financial statements have been taken from the Bank's books of account in conformity with the standards of the BCRA.

            The Bank presents its financial statements in constant currency, following the restatement method established by FACPCE Technical Resolution No. 6, using adjustment rate derived from the Internal Wholesale Price Index published by the INDEC and under the provisions set forth by General Resolution No. 415 of the CNV and BCRA's Communique "A" 3702.

            Accordingly to the above mentioned method, the accounting measurements were restated by the purchasing power changes through August 31, 1995. As of that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communique "A" 2365, accepted by the professional accounting standards, the accounting measures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communique "A" 3702, the method was reinstated effective as from January 1(degree), 2002, considering the previous accounting measures restated as of December 31, 2001.

      3.3.  VALUATION METHODS

            The main valuation methods used in the preparation of the financial statements have been as follows:

            a)    Foreign currency assets and liabilities:

                  As of September 30, 2002, such amounts were converted at the bench-mark exchange rate of the BCRA as of the closing date of transactions on the last business day of such period. The exchange differences were charged to income (loss) for the period.

                  As of September 30, 2001, they were converted at the Banco Nacion selling rate effective for each currency as of the last working day of such period. Exchange differences were credited/charged to income for the period.

            b)    Government and private securities:

                  Government securities:

                  -     Holdings in investment accounts:

                        Federal government compensation: as mentioned in note 1, the Bank assessed the amount of the compensation to be received for the negative effect in equity derived from the conversion into Argentine pesos of foreign currency receivables and payables, pursuant to the method mentioned in such note.

                        BCRA Communique A 3785 determined that the federal government bonds received for the compensation mentioned above could be booked at technical value, limiting dividend distribution in cash to income exceeding the difference between book value and the listing value of such bonds booked in the month in which the year is closed. Additionally, such Communique set forth that the cap derived from rising market price by 20% will not apply for the valuation of the bonds mentioned above for treating valuation differences.

                        As of September 30, 2002, the Bank booked the compensation received, pursuant to the provisions of BCRA Communique "A" 3785 at nominal residual value as of such date, plus interest accrued pursuant to the conditions of their issuance, converted into Argentine pesos under the method described in note 3.3 a).

                  - Remaining holding: as provided by Communique "A" 3278 by the BCRA, they were valued at acquisition cost, increased by compound interest formula due to the accrual generated on the internal rate of return and the time elapsed from the acquisition date. For the case of predating holdings recorded in investment accounts as of May 31, 2001, the acquisition cost was considered to be their respective book values as of the same date.

                        The book value for each security is decreased in the amount of the positive difference resulting from the book value less 120% of the market value. As established by Communiques "A" 3269 and 3303 of the BCRA, this treatment was suspended from April to December 2001, reinstated from January 2002, according to Communique "A" 3785 of the BCRA.

                        The differences existing between acquisition values and those mentioned in the preceding paragraphs were credited/charged to income for the nine-month periods ended September 30, 2002 and 2001 (see note 5).

                  - Holdings for trading or financial transactions: they were valued based on current listed prices for each security as of September 30, 2002 and 2001. Differences in listed prices were credited/charged to income for the nine-month periods then ended.

                  - Unlisted Government Securities: they were valued at residual nominal value plus income accrued as of September 30, 2002 and 2001.

                  Investments in listed private securities:

                  - Equity and debt instruments: they were valued based on current listed prices as of September 30, 2002 and 2001. Differences in listed prices were credited/charged to income for the nine-month periods then ended.

            c)    Guaranteed Loans - Decree No. 1387/2001:

                  As mentioned in Note 1, as of September 30, 2002, guaranteed loans are stated at the swap values established by the Ministry of Economy as of November 6, 2001, plus the related interest accrued through period-end, translated into pesos at the ARS 1.40 = USD 1 exchange rate and adjusted to the CER (Benchmark Stabilization Coefficient). These guaranteed loans are booked in "Loans - To the nonfinancial public sector" totaling ARS 5,937,428, net of discounts, in the consolidated financial statements.

                  As set forth by BCRA Communique "A" 3366 and "A" 3385, the initial value of guaranteed loans matched the previous book value of Federal government bonds (classified and valued as "Investment accounts" or "For trading or intermediation", under the BCRA's accounting standards) and/or loans as of the swap date, without giving rise to any income (loss) for the swap recognition, since the positive difference generated between the swap values established by the Ministry of Economy and the book value of the swapped bonds was reflected in a balancing account. The balance of that account will be charged to income on a monthly basis in proportion to the term of each of the guaranteed loans.

                  As mentioned in note 1.1.4), and considering Decree No. 1579/02 and Resolutions Nos. 539/02 and 611/02, the Bank and its subsidiaries had not withdrawn the bids to convert provincial debt under Section No. 25, Decree No. 1387/01, as supplemented.

            d)    Interest accrual:

                  Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued by the straight line method.

            e)    CER accrual:

                  As mentioned in Note 1, as of September 30, 2002, receivables and payables have been adjusted to the CER as follows:

                  - Guaranteed loans: they have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) business days prior to the maturity date of the related service will be considered for yield and repayments of these loans.

                  - Other loans and receivables from sale of assets: they have been adjusted under Communique "A" 3507 and supplementary regulations, which resolved that the payments through September 30, 2002, will be made under the original terms of each transaction and will be booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on September 30, 2002, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

                  - Deposits and other assets and liabilities: the CER prevailing on September 30, 2002 was applied.

            f)    Allowance for loan losses and contingent commitments:

                  For loans, other receivables from financial transactions and contingent commitments: this allowance has been calculated based on the Bank's estimated loan loss risk in light of debtor compliance and the guarantee/security supporting the respective transactions, as provided by Communique "A" 2729 as supplemented of the BCRA.

                  BCRA Communique "A" 3418 of January 3, 2002, provided that, for the purposes of classificating debtors as of January 2002, the overdue term admitted for debtors under normal situation classifications and in potential risk / inadequate compliance should be increased by 31 days.

                  BCRA Communique "A" 3463 of February 7, 2002, extended by 31 days the overdue term admitted in addition to the term referred to above. Such Communique also established that by February 2002, the overdue term admitted for such classifications would be 62 days and 121 days, respectively.

                  BCRA Communique "A" 3630 of June 10, 2002, provided that, for the purposes of assessing the bad debt allowances for March and June 2002, the allowance percentages applicable to categories 1 and 2, respectively (debtors in normal situation and inadequate compliance), should be admitted for debtors classified as 2 and 3 (debtors in inadequate compliance and nonperforming/deficient compliance) who are 62 and 121 days in arrears, respectively. BCRA Communique A 3815 extended such treatment to July and August 2002, providing that as from September 2002, general rules on allowance will apply.

            g)    Loans and deposits in government securities:

                  They were valued at current listed price for each security as of September 30, 2002 and 2001, plus related accrued interest. Differences in listed prices were credited/charged to income for the nine-month periods then ended.

            h) Instruments to be received and to be delivered for spot and forward transactions:

                  - Of foreign currency: they were valued based on the exchange rate (seller's price) of Banco Nacion for each currency determined on the last business day of the period.

                  -     Of securities, associated with repurchase agreements:

                        o Holding in investment accounts (government securities): as provided by Communique "A" 3278 by the BCRA, they were valued at acquisition cost, increased by compound interest formula due to the accrual generated on the internal rate of return and the time elapsed from the acquisition date. For the case of predating holdings recorded in investment accounts as of May 31, 2001, the acquisition cost was considered to be their respective book values as of the same date.

                              The book value for each security is decreased in the amount of the positive difference resulting from the book value less 120% of the market value. As established by Communiques "A" 3269 and 3303 of the BCRA, this treatment was suspended from April to December 2001, reinstated from January 2002, according to Communique "A" 3785 of the BCRA.

                              The differences existing between acquisition values and those mentioned in the preceding paragraphs were credited/charged to the income of the nine-month period ended September 30, 2002 and 2001 (see note 5).

                        o Holdings for trading or financial transactions (government and private securities): they were valued based on current listed prices for each security as of September 30, 2002 and 2001. Differences in listed prices were credited/charged to income for the nine-month periods then ended.

            i) Amounts receivable and payable from spot and forward transactions pending settlement:

                  They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of September 30, 2002 and 2001.

            j)    Unlisted Corporate Bonds:

                  They were valued at acquisition cost plus income accrued but not received as of September 30, 2002 and 2001.

            k) Other receivables from financial transactions - Compensation to be received from the Federal Government:

                  As mentioned in note 1, the Bank assessed the amount of the compensation to be received for the negative effect of stockholders' equity as a result of the switch into Argentine pesos of foreign currency payables and receivables, according to the method mentioned in such note. Pursuant to the provisions of Decree No. 905/2002, the Bank decided to apply the amount of the compensation to be received to subscribe bonds for covering the foreign currency negative equity position, which amounts to USD 600,922,400. Moreover, since such position exceeded the amount of the compensation to be received, the Bank decided to accept a payment in advance from the BCRA in the amount of 24,888 to subscribe the bonds necessary for compensating such position.

                  As of September 30, 2002, the compensation to be received by the Bank has been booked as "Other receivables from financial transactions - Other receivables not covered by debtor classification regulations", and was valued as follows:

                  - Compensation to be received from the Federal Government in US dollars: at its residual nominal value plus the interest accrued according to the conditions of issuance, switched into pesos according to the provisions of note 3.3.a).

                  Additionally, Communique "A" 3785 settled that the Federal Government Bonds to be received for the mentioned compensation, may be booked at its technical valuation, and established a limitation for the dividends distribution in cash up to the income exceeding the difference among the book value of the bonds, and its listed price.

            l)    Assets out on financing lease:

                  As of September 30, 2002 and 2001, they have been valued at the net cost value of the accumulated amortization through the end of the nine-month periods then ended. Such amortization was calculated, on a monthly basis, considering the cost value less the current value of unaccrued installments plus the net book value calculated as per the conditions agreed upon in the respective contracts applying the imputed interest rate thereto.

            m)    Investments in other companies:

                  - Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

                        o Credilogros Compania Financiera S.A., Frances Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cia. de Seguros de Vida S.A., Consolidar Cia. de Seguros de Retiro S.A. and Atuel Fideicomisos S.A.: were valued by the equity method.

                        o Banco Frances (Cayman) Ltd. and BBVA Uruguay SA: valued by the equity method, converted into pesos following to the following criteria:

                              The financial statements were adapted to the professional accounting standards effective in Argentina and the rules of the Central Bank of Argentina. Such financial statements, which were originally stated in foreign currency, were converted into Argentine pesos as detailed below:

                  - Assets and liabilities were converted based on the criterion described in 3.3.a).

                        - The assigned capital was calculated at the ARS amounts remitted by the Bank.

                        - Unappropiated earnings were determined by the difference between assets, liabilities and assigned capital, converted into pesos as indicated above.

                        - Income (loss) for the period was determined by the difference between unappropiated earnings at beginning, less earnings distributed in cash and unappropiated earnings at period-end, and was allocated to "Income (loss) from long-term investments".

                  - Investments in noncontrolled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

                        o Rombo Cia. Financiera S.A., Visa Argentina S.A., Banelco S.A. and Interbanking S.A.: were valued by the equity method.

                        o Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 3.3.a).

                        o Other: valued at acquisition cost, without exceeding their recoverable value.

                  - Other noncontrolled affiliates: they were valued based on the following methods:

                        o Consolidar A.R.T. S.A.: was valued by the equity method.

                        o Other: were valued at acquisition cost, without exceeding their recoverable value.

                  As from the effectiveness date of Law No. 25,063, dividends in cash or in kind received by the Bank from investments in other companies in excess of accumulated taxable income of such companies at the time of distribution thereof shall be subject to a 35% income tax withholding, which shall be a single and final payment.

                  The Bank has not accrued this tax as it believes dividends from profits recorded applying the equity method would not be subject to this tax.

            n)    Bank premises and equipment and other assets:

                  They have been valued at acquisition cost plus increased from prior-year appraisal revaluations, restated as explained in note 3.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned. The net book value of Bank premises and equipment and other assets taken as a whole does not exceed the recoverable value of these items.

            o)    Intangible assets:

                  They have been valued at acquisition cost restated as explained in note 3.2., less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

            p)    Valuation of options:

                  Options purchased and sold, recorded under memorandum accounts, have been valued at the exercise and market values, respectively, of the asset or underlying index.

            q)    Employee termination pay:

                  The Entity expenses employee termination pay disbursed.

            r)    Reserve for other contingencies:

                  Includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

            s)    Stockholders' equity accounts:

                  They are restated as explained in note 3.2., except for the "Capital Stock" and "Noncapitalized contributions" accounts which has been kept at original value. The adjustment resulting from its restatement is included in the "Adjustment to Stockholders' Equity - Adjustment to Capital Stock" account.

                  Additionally, through Communique "A" 3800 dated November 12, 2002, the BCRA granted financial institutions an option to absorb in advance the losses posed during the current year, equal to the amounts booked in Unappropriated earnings and Unrealized valuation difference, with the prior Board of Directors' approval and adding the decision to be made by the Stockholders' Meeting, when appropriate. When there are accumulated losses, they should be absorbed firstly. This absorption should be disclosed following the net income
                  (loss) for the period in the Statement of Income and the balance at period-end in the Statement of Changes in Stockholders' Equity. As of the issuance date of these financial statements, the Bank has not made use of that option.

            t)    Income tax:

                  The Bank determined the charge for income tax applying the effective 35% rate to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The bank considered as temporary differences those that have a definitive reversal date in subsequent years. Therefore, as of September 30, 2002, it determined a net operating loss (NOL).

                  Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank's tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

                  In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the NOL used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

                  The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such agency, to the issuance date of these financial statements, issued an opinion on the ex officio assessment made in 1992, partially admitting the claim of tax authorities. This ruling will be appealed before the courts. Bank Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the periods in question.

                  In addition, on June 23, 2000, the Bank adhered to the system provided by Decree No. 93/2000, relating to the taxes included therein.

            u)    Statement of Income Accounts:

                  - The accounts accumulating monetary transactions (financial expense and income, service charge expense and income, provision for loan losses, operating expenses, etc.) were restated by applying the adjustment coefficients to the historical amounts accrued on a monthly basis.

                  - Accounts reflecting the effect on income resulting from the sale, write-off, or usage of nonmonetary assets were computed based on the value of such assets, as mentioned in note 3.2.

                  - Income from investments in subsidiaries was computed based on such companies' income adjusted as explained in note 3.2.

                  - The effect derived from inflation for maintaining monetary assets and liabilities has been recorded in three accounts: "Monetary gain (loss) on financial intermediation", "Monetary gain (loss) on operating expenses" and "Monetary gain (loss) on other operations".

      3.4.  NEW PROFESSIONAL ACCOUNTING STANDARDS

            On December 8, 2000, the Board of the Argentine Federation of Councils in Economic Sciences approved Technical Resolutions No. 16, 17, 18 and 19, which introduced changes to the professional accounting standards for valuation and disclosure. On December 21, 2001, such standards were approved, subject to certain amendments, by the Professional Council of Economic Sciences of the City of Buenos Aires by Resolutions Nos. 238, 243, 261 and 262, mandatory for the fiscal years beginning on July 1, 2002, and the interim periods related to such years (in the case of the Bank, as from the year beginning January 1, 2003). To the date of approval of these financial statements, the BCRA is analyzing the scope and opportunity for adopting such rules.


4.    CREDIT ASSISTANCE

      4.1.  CREDIT ASSISTANCE TO THE NONFINANCIAL GOVERNMENTAL SECTOR

            As a result of Public Emergency and Exchange System Reform Law and the public debt default, meeting such obligations is based on scant Argentine Treasury resources and the persistent fiscal deficit of the Federal, Provincial and Municipal Governments, which inevitably led to a significant public indebtedness. Therefore, the Ministry of Economy was empowered to take the actions and deal with the formalities needed to reschedule the Federal Government's debt.

            Thus, on February 27, 2002, the Federal and Provincial Governments signed an agreement on the financial relationship and bases of a federal tax revenue sharing system which, among other issues, established that the Provincial Governments may request from Federal Government to renegotiate provincial public debts; such debts could thus be reprogrammed under the guidelines to which the federal public debt is subject.

            Subsequently, Decrees No. 471/2002 and 644/2002 established the treatment applicable to debts originally assumed in US dollars or other foreign currencies by the federal, provincial, and municipal governmental sectors when such obligations are subject to Argentine law regarding the regulatory framework provided for in Law No. 25,561 and Decree No. 214/2002.

            As of September 30, 2002 and December 31, 2002, the Bank carried the following receivables from the non financial governmental sector:

            I.    Securities:

                                                                                     09-30-02                     12-31-01
                                                                        -----------------------------------  ----------------
                                                                            BBVA Banco      Consolidated        Consolidated
                                                                             Frances          position          position (1)
                                                                        ----------------  -----------------  ----------------
                  Argentine Federal Government 9% Bonds - 2002                414,931            414,931           212,076
                  Argentine Republic External Bills                            22,810             26,753           204,497
                  Tucuman Provincial Treasury Bonds                            65,193             65,193            48,917
                  CCF (Tax credit certificates)                                92,293             92,293            46,356
                  Argentine Federal Government Bonds Libor 2012             1,596,103          1,596,103              -
                  Treasury Bills                                               57,995             70,568            13,043
                  LECOP Bonds Treasury Bills                                    1,232              1,232              -
                  Other                                                         1,955             44,945            22,683
                                                                          -----------        -----------       -----------
                  Total                                                     2,252,512          2,312,018           547,572
                                                                          ===========        ===========       ===========

                  (1) Stated in December 31, 2001 currency.

            II. Credit assistance to the governmental sector classified by origin as follows:

                                                                                     09-30-02                     12-31-01
                                                                        ----------------------------------   -----------------
                                                                            BBVA Banco      Consolidated        Consolidated
                                                                             Frances          position          position (1)
                                                                        ----------------  ----------------   -----------------
               o   Argentine Government guaranteed loans
                   -   Decree No. 1387/01 (net of discounts)                3,507,369          5,937,428         2,933,211
               o   Loans to the provincial governmental sector
                   -   Buenos Aires                                           101,498            101,498            51,254
                   -   Cordoba                                                318,187            318,187           160,508
                   -   Entre Rios                                              97,501             97,501            49,235
                   -   Chaco                                                  181,502            181,502            91,653
                   -   Formosa                                                 96,133             96,133            48,545
                   -   Santa Fe                                               123,554            123,554            61,791
                   -   Misiones                                                66,675             66,675            33,669
                   -   Other                                                  108,625            108,625            73,259
               o   Loans to other governmental sector agencies                791,108            791,108           416,047
                                                                           ----------         ----------        ----------
               Total                                                        5,392,152          7,822,211         3,919,172
                                                                           ==========         ==========        ==========

                  (1) Stated in December 31, 2001 currency.

                  As to guaranteed loans, under Decree No. 1387/2001, during the months of April to December, the Bank collected 126,370 in interest on such loans.

            III.  Amount pending compensation to be received from the Federal
                  Government: as detailed in notes 1.1.3. and 1.2.a), the Bank and its subsidiaries booked as "Other receivables from financial transactions - Other receivables not covered by debtor classification regulations" in 754,016 , which reflects the amount pending compensation, as established by Decree No. 905/2002.

            Considering that BCRA regulations related to minimum allowances for loan loss risk do not entail setting an allowance for the credit assistance granted to this sector and that, as of the date of issuance of these financial statements, it is impossible to assess the future effects which the ongoing economic crisis could have on the recoverability of the book values of such holding and financing, these financial statements do not include any adjustments which could result from the resolution of these uncertainties.

      4.2.  CREDIT ASSISTANCE TO NONFINANCIAL PRIVATE SECTOR DEBTORS

            The effects resulting from the crisis that Argentina is currently enmeshed by and the difficulties evidenced in the payment chain have had a negative impact on the Bank's credit assistance of debtors from the commercial and consumer portfolios generating ever increasing deterioration added to a highly uncertain environment in which it is difficult to establish objective criteria to reach an agreement on the refinancing of the loans granted.

            BCRA Communique "A" 3630 of June 10, 2002, provided that, for the purposes of assessing the bad debt allowances for March to June 2002, the allowance percentages applicable to categories 1 and 2, respectively (debtors in normal situation and inadequate compliance) should be admitted for the debtors classified as 2 and 3 (debtors in inadequate compliance and nonperforming/deficient compliance) who are 62 and 121 days in arrears, respectively. BCRA Communique A 3815 extended such treatment to July and August 2002, providing that as from September 2002, general rules on allowance will apply.

            Considering that the basic criterion to measure uncollectibility risk is the ability to pay debts or commitments in the future emphasizing cash flow analysis, the current situation does not allow for uncollectibility risk to be objectively assessed.

            On February 14, 2002, Law No. 25,563 was enacted. Such Law provides that through December 10, 2003, Argentina is undergoing a productive and loan emergency resulting from the current crisis. Such regulation amended bankruptcy and insolvency proceedings laws and other related regulations mainly aimed at debtors who have the possibility of rescheduling their payables to the financial system as well as suspending for a 180-day term all court or administrative foreclosure proceedings, including mortgages and security interest.

            After that, as mentioned note 1.1.5., Law No. 25,589 enacted on May 15, 2002, incorporated new amendments to the Bankruptcy Procedures Law (under Law No. 25,563) and established limitations to the suspension of judicial foreclosures, establishing a new 180-calendar day term as from the enactment of such law, which was later extended in 90 additional days.

            As of September 30, 2002 and December 31, 2001, the Bank carried the following principal and interest receivable from the non-financial private sector:

                                                                                     09-30-02                     12-31-01
                                                                       -----------------------------------  ----------------
                                                                            BBVA Banco      Consolidated        Consolidated
                                                                             Frances          position          position (1)
                                                                       -----------------  ----------------  -----------------
             Commercial loans portfolio                                     3,316,185          3,452,136         3,122,665
             Consumer loans portfolio                                       1,151,265          1,220,003         1,868,976
             Debt securities                                                  197,802            258,923            96,168
             (Allowances on loan portfolio)                                (1,079,965)        (1,395,612)         (582,929)
             (Allowances on debt securities)                                  (55,655)           (70,834)           (2,912)
                                                                          -----------        -----------        ----------
                    TOTAL                                                   3,529,632          3,464,616         4,501,968
                                                                          ===========        ===========        ==========

             (1) Stated in December 31, 2001 currency.

            The final recoverability of the credit assistance granted to the Governmental Sector and Private Sector depends on the evolution of the Argentine economy and the effects of the above restructuring. To the approval date of these financial statements, the future effects that the continuous economic crisis may have on the recoverability of the financing book value could not be determined. These financial statements do not include any adjustments that may arise from the solution of these uncertainties. Nevertheless, the Bank is analyzing its loan portfolio in order to determine necessary additional allowances. These situation may have a significant effect on the year income (loss).


5. DIFFERENCES BETWEEN CENTRAL BANK OF THE ARGENTINE REPUBLIC STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES EFFECTIVE IN THE CITY OF BUENOS AIRES

      a) BCRA standards allow valuation of certain assets such as "holdings in investment accounts" for the purposes of avoiding significant alterations of financial entity income (loss) upon temporary listing value oscillations of Government securities which are not earmarked for trading transactions. In this sense and as disclosed in notes 3.3.b) and 3.3.h), as of September 30, 2002 and 2001, the Bank and its subsidiaries classified part of its Government securities and certain assets in Government securities under repurchase agreements (bank borrows) as "holdings in investment accounts" in a total amount of 871,051 and 6,230,193, respectively. The amounts of 38,038 and 626,294 will be held until maturity of the related issues. As of September 30, 2002 and 2001, the listed price of such assets amounted to 757,299 and 4,764,987, respectively. The amounts of 28,268 and 575,883 will be held until maturity of the related issues.

            Under professional accounting standards effective in the City of Buenos Aires, the above listed Govermment Securities should have been valued at the respective listed price, net of the estimated selling expenses, and charging listed price differences to income for each period.

      b) As mentioned in note 3.3.c), during the fiscal year ended December 31, 2001, and as a result of Decree No. 1387/2001 provisions, the Bank and its subsidiaries swapped, on November 6, 2001, Federal State securities, bonds, T-bills and unsecured loans at face value 3,291,795 with contra to guaranteed loans in the amount of 3,360,403. As of September 30, 2002, such loans were booked in the consolidated financial statements under the account "Loans" in the amount of 5,937,428.

            Under professional accounting standards effective in Argentina, as of September 30, 2002, the valuation of the loans mentioned above should have been carried out considering the related listed prices as of November 6, 2001, of the securities swapped which, as from such date are considered as part of the transaction cost plus the related interest accrued through period, which have been amounted to 4,671,202.

      c) As disclosed in note 1.2.a), as of September 30, 2002, the Bank allocated to stockholders' equity the amount of 472,336 from the "Unrealized valuation difference" account related to the portion of the compensation received under sections 28 and 29 of Decree No. 905/2002 of the Federal Executive. Such amount relates to the recognition of 40% of the net position in foreign currency as of December 31, 2001.

            Under the professional accounting standards effective in the City of Buenos Aires, as of September 30, 2002, such amount should have been charged to income for the period.

      d) As disclosed in notes 1.2.a), 3.3.b) and 3.3.k), as of September 30, 2002, the Bank and its subsidiaries booked as "Government and Private Securities" and as "Other receivables from financial transactions - Other receivables not covered by debtor classification regulations" the bonds received and to be received, respectively, for compensating the negative equity effect derived from converting into pesos the receivables and payables stated in foreign currency in the amount of 2,350,119. As mentioned in note 1.2.a), the Bank requested the compensation en "Optative Bonds of the National Government (BODEN) in US dollars 2012" in the amount of US dollars 618.699.800, meanwhile the subsidiaries requested the compensation in "BODEN in Argentine pesos 2007" in the amount of 9,441. At the approval date of the Bank's financial statements the possible applications of the BODEN have not been ruled.

            Under professional accounting standards effective in the City of Buenos Aires, the assets mentioned in the paragraph above should be valued at its current value. At the approval date of the Bank's financial statements, the market values are limited to the listed prices of the BODEN 2012 and BODEN 2007, which have been traded since September 25, 2002 and October 29, 2002, respectively, in the Stock Market and in the over-the counter market, with prices between 40% and 48% of its US dollars face value and prices around 65% of its peso face value, respectively, and the prices published by the Ministry of Economy since October 7, 2002 for the application of BODEN to settlement of certain financial loans, as established by Decree N(degree) 905/02. Notwithstanding, at the approval date of the Bank's financial statements, the traded volume of BODEN has not been significant. Therefore, the market values may not be representative of the effective value at which the mentioned bonds will be traded.

      Consequently, if the accounting standards effective in the City of Buenos Aires, mentioned in the paragraphs a), b) and c) above had been applied, stockholders' equity as of September 30, 2002, and 2001, would have decreased by 1,370,208 and 1,414,795, respectively. Moreover, the loss for the nine-month period ended September 30, 2002 would have decreased in 788,111, meanwhile the income for the nine-month period ended September 30, 2001 would have decreased in 1,382,870.


6.    BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

      As of September 30, 2002 and 2001, the breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

                                                                                                   2002             2001
                                                                                                ----------      ----------
      -   LOANS

          Corporate loans                                                                          959,734       1,623,583
          Other                                                                                    523,996         256,246
                                                                                                ----------      ----------
                 Total                                                                           1,483,730       1,879,829
                                                                                                ==========      ==========


                                    - 28 -

                                                                                                   2002             2001
                                                                                                ----------      ----------
      -   OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS

          Other receivables not covered by debtor classification regulations

          Compensation to be received from Federal Government                                      744,575             -
          Other                                                                                    115,852         134,109
                                                                                                ----------      ----------
                 Total                                                                             860,427         134,109
                                                                                                ==========      ==========
      -   INVESTMENTS IN OTHER COMPANIES

          In controlled-supplementary activities                                                   194,233         219,543
          In non-controlled-supplementary activities                                                 6,321          10,612
          In other non-controlled companies                                                         37,076          32,044
                                                                                                ----------      ----------
                 Total                                                                             237,630         262,199
                                                                                                ==========      ==========
      -   OTHER RECEIVABLES

          Prepayments                                                                                2,299          14,431
          Balances from losses to be recovered                                                       1,974           4,413
          Guarantee deposits                                                                        17,032          42,278
          Miscellaneous receivables (1)                                                            612,422          62,785
          Tax prepayments                                                                          101,729           3,603
          Other                                                                                      2,105             607
                                                                                                ----------      ----------
                 Total                                                                             737,561         128,117
                                                                                                ==========      ==========

          (1) Includes for the difference between the amount of the constitutional protection actions for deposits paid at floating exchange rate and the rescheduled deposits balance (swichted into pesos at the USD = 1 - ARS = 1,40 rate and adjusted by
               CER). Following a conservative accounting criterion, the Bank booked the allowances it considered necessary to cover the future recoverability of such assets. As of September 30, 2002, such balance, net of allowances, was 278,251.


      -   DEPOSITS

          Rescheduled certificates of deposit subject to CER (CEDROS)                            1,583,680             -
          Other                                                                                    299,045         272,812
                                                                                                ----------      ----------
                 Total                                                                           1,882,725         272,812
                                                                                                ==========      ==========

      -   OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

          SWAP I                                                                                   914,279             -
          Other                                                                                    322,571         111,824
                                                                                                ----------      ----------
                 Total                                                                           1,236,850         111,824
                                                                                                ==========      ==========
      -   OTHER LIABILITIES

          Accrued salaries and payroll taxes                                                        18,693          35,932
          Accrued taxes                                                                             10,055         216,323
          Miscellaneous payables (1)                                                             1,482,997          63,921
          Other                                                                                      5,372           1,437
                                                                                                ----------      ----------
                 Total                                                                           1,517,117         317,613
                                                                                                ==========      ==========

          (1) Includes 1,438,506 as of September 30, 2002, for the capital irrevocable contribution to Banco Frances (Cayman) Ltd. (Note
               2.4).


                                    - 29 -

                                                                                                   2002             2001
                                                                                                ----------      ----------
      -   MEMORANDUM ACCOUNTS - DEBIT - CONTROL

          Items in safekeeping                                                                  23,203,944      25,575,225
          Collections items                                                                        578,831         516,964
          Checks drawn on the Bank pending clearing                                                 76,259         137,762
          Other                                                                                      7,130           1,300
                                                                                                ----------      ----------
                 Total                                                                          23,866,164      26,231,251
                                                                                                ==========      ==========
      -   FINANCIAL INCOME

          Gold and foreign currency exchange difference                                          1,344,278          52,953
          Premiums on sales of foreign currency                                                      2,775          60,442
          Other                                                                                      3,170           4,044
                                                                                                ----------      ----------
                 Total                                                                           1,350,223         117,439
                                                                                                ==========      ==========
      -   FINANCIAL EXPENSE

          Contribution to the Deposit Guarantee Fund                                                25,200          21,238
          Turn-over tax                                                                             12,763          32,658
          Charges on loans impairment value                                                        174,779             -
          Other                                                                                     23,776          46,333
                                                                                                ----------      ----------
                 Total                                                                             236,518         100,229
                                                                                                ==========      ==========
      -   SERVICE CHARGE INCOME

          Rent of safe deposit boxes                                                                 4,570           6,605
          Commissions for the activity of the depositary company of mutual funds                       749           4,345
          Commissions for Capital Market transactions                                                  105          37,801
          Commissions for salary - payment services                                                  1,437           2,737
          Commissions for managing trust                                                             1,893           6,362
          Commissions on loans                                                                       8,550           5,695
          Commissions on sales of insurance                                                          5,977          13,645
          Other                                                                                     26,965          40,962
                                                                                                ----------      ----------
                 Total                                                                              50,246         118,152
                                                                                                ==========      ==========

      -   SERVICE CHARGE EXPENSE

          Turn-over tax                                                                              6,989          21,603
          Other                                                                                        280             361
                                                                                                ----------      ----------
                 Total                                                                               7,269          21,964
                                                                                                ==========      ==========
      -   OPERATING EXPENSES

          Rent                                                                                      15,309          21,818
          Depreciations of bank premises and equipment                                              27,088          38,058
          Amortizations of organization and development expenses                                    50,413          63,613
          Electric power and communications                                                         20,460          29,112
          Maintenance, conservation and repair expenses                                             17,552          29,039
          Security services                                                                         15,459          22,506
          Other                                                                                     11,937          10,522
                                                                                                ----------      ----------
                 Total                                                                             158,218         214,668
                                                                                                ==========      ==========


                                    - 30 -

                                                                                                   2002             2001
                                                                                                ----------      ----------
      -   OTHER INCOME

          Income from sale of bank premises and equipment                                            3,662           6,333
          Rent                                                                                         749           1,791
          Adjustment and interest on other receivables                                               9,515             596
          Other                                                                                      4,617           6,541
                                                                                                ----------      ----------
                 Total                                                                              18,543          15,261
                                                                                                ==========      ==========
      -   OTHER EXPENSE

          Loss from operations of bank premises and equipment and other assets                      14,734             948
          Amortization of goodwill                                                                  59,742          16,167
          Depreciation of other assets                                                               1,287           1,758
          Uninsured losses                                                                           2,499           9,342
          Other                                                                                     22,191          32,294
                                                                                                ----------      ----------
                 Total                                                                             100,453          60,509
                                                                                                ==========      ==========


7.    RESTRICTIONS ON ASSETS

      As of September 30, 2002, there are Bank assets which are restricted as follows:

      a) The Public and Private Securities account includes 1,596,103 in Federal Government bonds in US dollars LIBOR 2012 which, as mentioned in note 1.2 (a) have been frozen until final confirmation by the BCRA of the compensation amount.

      b) The "Loans to the non financial governmental sector" account includes 77,432 in guaranteed loans under Decree No. 1387/01, allocated to the guarantee required to act as custodian of investment securities related to pension funds.

      c) Out of the Bank's active loan portfolio, 13,000 is allocated to the guarantee securing payables to the BCRA and 1,730 is pledged to secure the payable to the International Finance Corporation.

      d) The "Loans to the non financial governmental sector" account includes 2,855,511 in guaranteed loans under Decree No. 1387/01, which were pledged as security for the payments in advance received by the BCRA (see note 1.2.f).

      e) The account "Loans - to the non-financial private sector and residents abroad" includes 447,825 in syndicated loans provided as security for the assistance received from BBVA Madrid (see note 1.2.f).

8.    CONTINGENTS

      8.1   EXPORT TAX REBATES

            In January 1993, ex-BCA found out that a group of companies presumably related among them had used fake documentation to collect export tax rebates, under current legislation through certain of its branches.

            Immediately upon becoming aware of such events, the ex-BCA reported this situation to the Federal Police Banking Division pressing criminal charges before the Federal Criminal Court N(degree) 2, Clerk's Office N(degree) 5 of the City of Buenos Aires.

            The BCRA has made certain observations to the procedure followed by the ex-BCA in paying tax rebates. The ex-BCA has based its reply to the BCRA on the fact that the aforesaid payments had been made complying strictly with current regulations for the aforesaid transactions.

            On October 14, 1994, the General Director for Legal Affairs of the Ministry of Economy and Public Works and Utilities (MEOSP) ordered the ex-BCA to reimburse the amount which may be applicable to tax rebate payments which, in his opinion, were considered inapplicable.

            On October 26, 1994, the ex-BCA filed a notice with the MEOSP by which it fully and emphatically rejected the aforesaid order for containing untrue, erroneous and legally unfounded representations since the ex-BCA acted in strict compliance with current regulations when carrying out each and every transaction related to the payment of export tax rebates.

            On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of "Request for Opinion", at the Federal Administrative Tribunal of Original Jurisdiction, Clerk's Office No. 1 of the City of Buenos Aires.

            The lawsuit has been filed for an undetermined amount in November 1995 even when it was first notified by the Federal State on the aforesaid date.

            In February, 1997, the ex-BCA put forth a defense to stop the progress of the lawsuit filed by the Federal Government suspending the term until the complaint is answered. In that filing the Bank's Legal Counsel alleged that the ex-BCA acted in compliance with the standards in force, and after a background analysis, it became abundantly clear that it was the responsibility of the governmental agencies that had not met the express control standards under their exclusive charge.

            The abovementioned exception was dismissed on December 1997 by the judge hearing the case, therefore, in February 1998, the Bank decided to file an appeal with the Court of Appeals.

            The Court of Appeals ruled in favor of the bank's appeal, that is to say, it upheld the bank's defense based on a legal defect and its request that the Banco de la Nacion Argentina, the Customs Service and the BCRA be summoned as parties to the suit. Both such requests were rejected by the court of original jurisdiction and have now deserved a favorable ruling from the appellate court.

            At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence.

            In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

9.    TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES (ART. 33 OF LAW No. 19,550)

      The balances as of September 30, 2002 and 2001, for transactions performed with parents, subsidiaries and affiliates are as follows:

                                                                            Balance Sheet                    Memorandum Accounts (1)
                                                           -----------------------------------------------  ------------------------
                                                                   Assets                Liabilities
                                                           ----------------------  -----------------------
                     Company                                  2002         2001        2002         2001          2002        2001
------------------------------------------------------------------------------------------------------------------------------------
BBVA Madrid                                                 753,129       34,464      597,926          -          5,774       11,652
Frances Valores Sociedad de Bolsa S.A.                          -            -          1,726          111           13          208
Banco Frances (Cayman) Limited                                  -          7,850    1,830,093      286,946       37,608       44,756
Consolidar A.R.T. S.A.                                          -            -         41,144       23,100      109,579      177,303
Consolidar Administradora de Fondos de
Jubilaciones y Pensiones S.A.                                   481          -          8,374       30,254       87,636       41,226
Consolidar Cia. de Seguros de Retiro S.A.                        11           11      153,148       35,857      696,279      668,911
Consolidar Cia. de Seguros de Vida S.A.                           6          -          4,110       54,683      311,056      262,159
Banco Bilbao Vizcaya Argentaria Uruguay S.A.                    -            317          -            616          -          6,632
Credilogros Compania Financiera S.A.                         41,840       62,274        3,860        3,045          -            -
Atuel Fideicomisos S.A.                                         -            -          3,957        1,572          -            -
BBV Seguros S.A.                                                -            -             19       36,222          -         43,543
Consolidar Comercializadora S.A.                                -            -             46           38        1,283          633
Rombo Cia. Financiera S.A.                                      129       24,672        2,749          509          -            -
Frances Administradora de Inversiones S.A.                      -            -          5,905          -            -            -
Inversora Otar S.A.                                           1,416          -            305          -            -            -

      (1) Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Other guaranties given covered by debtor classification regulations.


10.   BANK DEPOSITS GUARANTEE INSURANCE SYSTEM AND BANK LIQUIDITY FUND

      10.1. Bank deposits guarantee insurance system

            Law No. 24,485, published on April 18, 1995, and Decree No. 540/95 of the same date provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory, and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, as a subsidiary and supplementary protection to the one offered by the system of bank deposit privileges and protection created by the Financial Institutions Law.

            Such Law provided for the organization of the company "Seguros de Depositos Sociedad Anonima" (SEDESA) to manage the Deposit Guarantee Fund (FGD), whose shareholders, as amended by Decree N(degree) 1292/96, will be the BCRA with one share, as a minimum, and the trust made up of the financial institutions is such proportion as may be determined by the BCRA for each one, based on their contributions to the FGD.

            This guarantee system does not include deposits made by other financial institutions (including certificates of deposits acquired by secondary trading), deposits made by persons directly or indirectly related to the financial institution, the deposits procured through systems offering additional incentives to the interest rate (among which, the deposits obtained through the "Libreton" product are contemplated), certificates of deposits of securities, acceptances or guarantees and, lastly, those deposits made after July 1, 1995 and to September 17, 1998, at a rate exceeding by two percentage points per annum or more that paid by the Banco Nacion Argentina for similar terms and, after such date, at a rate exceeding by two percentage points per annum the rolling average for the last five banking days of the deposit rates found by the survey performed by the BCRA. Communique "A" 2399 issued on December 15, 1995, includes within the exemptions those certificates of deposit transferable whose ownership has been acquired by way of endorsement and deposits gathered through systems offering additional incentives to the agreed-upon interest rate.

            By Communique "A" 2337 of May 19, 1995, the BCRA notified the financial institutions about the approval of the regulations on the application of the guarantee system as from April 18, 1995.

            In August 1995, such company was organized. The Bank holds a 9,8512% equity interest therein.

            Decree N(degree) 1127/98 of the Federal Executive of September 24, 1998, modified the amount covered by the deposit guarantee system established by Decree N(degree) 540/95, increasing such amount to thirty thousand, irrespective of the term. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by person may not exceed the abovementioned amount, regardless of the number of accounts and/or deposits.

            The deposits for amounts over thirty thousand are also included in the guarantee system up to such maximum limit. The BCRA may decide at any time and in general terms the amendment of such guarantee system cover amount based on the development of the consolidation process of the Argentine Financial System and other indicator that may be considered appropriate.

            On January 21, 2000, the BCRA established by Communique "A" 3064 that, as from the irrevocable contributions for January 2000, the contribution percentage will be reduced from 0.03% to 0.015% provided that for the remaining 0.015%, the financial institutions and SEDESA execute a loan agreement to fund the FGD. Such agreement will have a 36-month term and will expire on the 12th day of the applicable month and will accrue a rate equivalent to the income to be generated from the placements of resources of the abovementioned fund made in similar instruments to those elected for the investment of BCRA international currency reserves. Such loan to the FGD is not subject to Minimum Capital Requirements. On February 8, 2000, the Bank executed the abovementioned loan agreement. In accordance with BCRA regulations, such financing is recorded under the "Other Receivables from Financial Transactions" account.

            According to Communique "A" 3153 of the BCRA, from September 2000, contributions decreased from 0.03% to 0.015% and the obligation to take the loans mentioned in the prior paragraph was abrogated. However, effective loans agreed prior to that date will remain effective until their cancellation.

            Finally, on November 9, 2001, through Communique A 3358, the BCRA decided to reestablish the ordinary contribution to the deposit guarantee fund at 0.03% as from the date upon which the contributions for December 2001 are made.

            As of September 30, 2002, the Bank had granted loans to SEDESA in the amount of 7,667 that mature from January through August, 2003.

      10.2. FLB (Bank Liquidity Fund)

            On December 26, 2001, the Federal Executive issued Decree No. 32/2001 whereby it created the FLB to provide the financial system with adequate liquidity levels. The FLB will be effective during five years as from the date on which the decree is published and it will be managed by SEDESA, which will act as trustee thereof.

            In addition, the Decree provided that the FLB be set by financial institutions by subscribing Class A Certificates of Participation for up to 5% of the average daily private sector deposits balances in pesos and foreign currency in each institutions as of November 2001 and by the Federal Government by annually subscribing Class B Certificates of Participation. Class B Certificate of Participation redemption will depend on the total settlement of Class A Certificates of Participation.

            BCRA issued a Communique on December 28, 2001, whereby it increased such contribution to 6% of the average of the abovementioned balances.

            Subsequently, Communique "A" 3487 from the BCRA, dated February 22, 2002, set the contribution to the FLB at 1.9% effective as from March 1, 2002, on the average daily balances of private sector deposits in pesos and foreign currency for November 2001, and provided that the amounts contributed would be deductible from the minimum cash requirement.

            BCRA Communique "A" 3513 dated March 15, 2002, established the amount at 3.5% of the average fixed by Communique "A" 3487 above effective as from March 15, 2002. Finally, BCRA Communique "A" 3582 of April 26, 2002, established such contribution at 0%.

            In December 2001, the Bank made a contribution to the FLB in the amount of USD 54,436 thousands. In April 2002, the contribution to FLB was reimbursed to the Bank, after its translation into pesos at the ARS 1.40 = USD 1 exchange rate.


11.   TRUST ACTIVITIES

      11.1. Financial Trusts

            BF acts as trustee in the Fideicomiso Financiero RT Finance II Trust, program to securitize credit instruments by issuing securities representing the debt for a face value of up to US$ 500,000,000 (the 1st. series of US$ 100,000,000 was issued on September 30, 1999), in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets or the proceeds therefrom. As of September 30, 2002, all principal and interest installments had been paid, thereby terminating the commitments towards the security holders and de-listing all the securities involved, and a residual amount has been kept to meet any tax issues.

            BF acts as financial trustee of the Noblex Argentina S.A. Trust, as successor of the ex-BCA and is under no circumstances liable with its own assets for liabilities undertaken in the performance of the trust; such liabilities shall only be satisfied with and up to the amount of the trust assets and the proceeds therefrom. The trust was set up for the purpose of cancelling the receivables claimed by unsecured creditors in the insolvency proceedings of "Noblex Argentina S.A." which have been allowed and/or declared admissible through the delivery of real property owned by the company in lieu of payment and the full payment of its debts, and determine the way of selling and allowing for the sale of the real property, to distribute the proceeds (net of expenses) among all unsecured creditors pro-rata according to the unsecured claims allowed and/or declared admissible and/or for which proof of claim is filed after the trust was set up. The main obligations assumed by the Bank for acting as trustee are the following: attend the execution of the deeds transferring legal title to the real property and accept or receive possession thereof, execute the leases for the leased premises and deliver to Noblex such real property under the lease; manage, protect, preserve, keep in custody and insure the real property as long as legal title to the real property continues to vest in the trustee and hire, at the trust's expense, the services of real estate or other brokers and/or auctioneers to sell such property. As of September 30, 2002 and 2001, all the real estate has been sold and the proceeds from such sale have been distributed among the beneficiaries, the formal termination of the agreement being pending.

            On January 5, 2001, the BCRA's Board of Director issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.'s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of September 30, 2002, the book value of corpus assets amounts to 44,032.

      11.2. Non Financial Trust

            BF acts as trustee in 62 nonfinancial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The nonfinancial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settlor) vis-a-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settlor, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settlor or to whom it may indicate. The trust assets represent about $ 6,317 million and are of different kinds, because even though the majority of them consist of cash or creditors' rights, BF is also trustee of real estate and shares.


12.   CORPORATE BONDS

      12.1. Corporate Bonds issued by BF

            The Regular Stockholders' Meeting of ex- Banco Frances del Rio de la Plata (ex-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$ 500,000,000.

            On October 6, 1997, the Regular and Special Stockholders' Meeting ratified for the whole program effective period the delegation to the Board of Directors, approved by the Regular Stockholders' Meeting held on September 30, 1994, of the necessary powers to determine all the issuance conditions of the corporate bonds (including collection subordination) to be issued under the company's corporate bonds issuance program for an outstanding amount of up to US$ 500,000,000, authorized by CNV's Certificate No. 87 of December 16, 1994.

            On April 27, 1999, the Regular and Special Stockholders' Meeting decided to extend the term of the abovementioned program for five years, authorizing the Board of Directors to take the necessary steps for issuance thereof. In addition, it authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$ 200,000,000 either under the Bank's program or otherwise, grating the Board of Directors the necessary authority to carry out the issuance, establish the conversion value, determine the terms of the securities and modify the current program.

            On April 27, 2000, the Regular and Special Stockholders' Meeting approved to increase the outstanding amount under the abovementioned program for up to US$ 1,000,000,000 and delegated onto the Board of Directors the performance of proceedings to obtain approval before CNV and Buenos Aires Stock Exchange (BCBA) and such other stock exchanges as may be chosen to be listed. The increase was authorized by CNV's Certificate No. 268 of July 18, 2000.

            In addition, the abovementioned Stockholders' Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of US$ 300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

            The following chart reflects corporate bonds in force as of September 30, 2002:

                                                                                   Nominal                   Book        Capital
  Global program     Date of                         Face                Price of   annual  Payment of    balance (in  expiration
      amount          issue         Features         value     Currency   issue      rate    interest     thousands)      date
----------------------------------------------------------------------------------------------------------------------------------
USD 1,000,000,000   03/31/1998  Subordinated      150,000,000    USD       100%      (1)    Semiannual      559,005  03/31/2005 (3)

USD 1,000,000,000   10/31/2000  Non-subordinated  150,000,000    USD       100%      (2)    Semiannual      567,754  10/31/2002 (4)

            (1)   Libor plus 330 basis points.
            (2)   Libor plus 145 basis points.
            (3)   Principal is fully repayable upon maturity.
            (4) At the issuance date of these financial statements this bonds have been refinanced through the issuance of a new bond. Such refinancing included the interest payment and a 5% of capital as of October 31, 2002, the payment of a 5,26 percent of capital of the new bond in 180 days, while the remaining capital will be paid in a year.

            According to the provisions of the Corporate Bond Law and to the rules of the BCRA, the proceeds from the issuance of corporate bonds are allocated to (i) granting mortgage loans to purchase and repair housing and personal loans in Argentina; (ii) granting corporate loans in Argentina earmarked for contributions to working capital; investment in physical assets located in Argentina or refinancing liabilities, or (iii) contributing to working capital, investing in physical assets located in Argentina or refinancing liabilities.

      12.2. Corporate bonds issued by CB

            As regards the agreement executed by CB with the Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros (FFAEFS) (see note 13), as of September 30, 2002, there is a series of common, subordinate corporate bonds nonconvertible into shares for a face value of US$ 30,000,000 issued on December 18, 1998, at LIBOR plus 4% per annum in the first period and then, LIBOR plus 3% or 8.07% per annum in case the abovementioned interest rate were, for this period, less than 8.07% per annum, due on December 29, 2004. The principal is amortized in five annual, equal and consecutive installments, having the first matured on December 29, 2000, and the next maturing every December 29 through the final maturity date. The interest will be payable in arrears on an annual basis on same payment date of the principal's amortization.

            As of September 30, 2002, the book value of such payables amounted to 26,211, after conversion into Argentine pesos at the USD 1 = ARS 1 exchange rate.


13.   FUNDING OF THE FFAEFS

      13.1. On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$ 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex - Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

            By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996, accruing compensatory interest at the rate fixed by the International Bank for Reconstruction and Development for the Argentine National State for the second tranche of the loan called "Bank Reform Loan 3926-AR" plus 1% p.a.

            Due to this agreement, the Bank may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

            The Bank may issue subordinate corporate bonds with authorization of the public offering by the CNV and the authorization to trade on the BCBA under the conditions established in the aforesaid agreement and up to the amount actually loaned. In this sense, the BCRA authorized to compute the financial assistance from its granting as subordinated debt to calculate the minimum capital requirement under BCRA regulations.

            On July 22, 1997, the ex-BCA Regular Stockholders' Meeting approved issuing subordinated corporate bonds in the amount of US$ 60,000,000 and granted the Board of Directors the power to determine the issuance terms and conditions not expressly determined by such Stockholders' Meeting. To date, the mentioned corporate bonds were not issued.

      13.2. On December 22, 1997, CB executed with the FFAEFS a loan for consumption agreement in the amount of US$ 30,000,000 which will be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one will be paid three years after such date. The loan will accrue LIBOR plus 4%.

            Due to this agreement, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

            As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communique "A" 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a nominal value of US$ 30,000,000. Such issuance took place on December 18, 1998 (see note 12.2).

            As of September 30, 2002, by Resolution No. 321 of the BCRA, the Bank recorded the above mentioned financing in the "Subordinated Corporate Bonds" account.


14.   CHANGES IN CAPITAL STOCK

      Changes in the Bank's capital stock are as follows:

                                                                                                                Total
                                                                                                           (in thousands)
                                                                                                           --------------
       Capital Stock as of September 30, 1986:                                                                          1

                              Date of
       ---------------------------------------------------------
        Stockholders' Meeting       Registration with the Public       Form of            Amount                Total
       deciding on the issuance         Registry of Commerce          placement       (in thousands)       (in thousands)
       ------------------------     ----------------------------      ---------       --------------       --------------
              10-29-1987                     03-16-1988                  (1)                     1                    2
              09-09-1988                     01-18-1989                  (1)                    14                   16
              10-19-1989                     04-25-1990                  (1)                   608                  624
              09-20-1990                     05-31-1991                  (1)                26,027               26,651
              08-23-1991                     07-13-1992                  (1)                31,448               58,099
              09-02-1993                     11-09-1993                  (1)                34,860               92,959
              09-02-1993                     02-18-1994                  (2)                18,540              111,499
              09-28-1995                     02-01-1996                  (1)                16,725              128,224
              10-10-1996                     12-13-1996                  (1)                19,233              147,457
              10-06-1997                     03-05-1998                  (2)                25,000              172,457
              10-06-1997                     03-05-1998                  (3)                14,174              186,631
              04-27-1999                     08-20-1999                  (2)                23,000              209,631(4)

      (1) Dividends in shares and/or partial capitalization of the Adjustment to Capital.
      (2)   Through public subscription of shares.
      (3) Shares issued and given in exchange to ex-BCA minority stockholders under the merger with ex BFRP.
      (4) The amount of Capital Stock is fully paid in and authorized for public offering by CNV.

15.   COMPLIANCE WITH CNV REQUIREMENTS

      15.1. Compliance with the requirements to act as agent in the over-the-counter market

            As of September 30, 2002, the Bank's Stockholders' Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 of the CNV.

      15.2. Mutual Fund custodian

            As of September 30, 2002, in its capacity of custodian of "FBA Acciones Globales", "FBA Total", "FBA Renta", "FBA Renta Pesos", "FBA Renta Dolares", "FBA Bonos", "FBA Calificado", "FBA Ahorro Dolares", "FBA Ahorro Pesos", "FBA Renta Fija", "FBA Total 50", "FBA Renta Premium", "FBA Horizonte", "FBA Futuro" and "FBA Renta Corto Plazo", the Bank holds certificates of deposits, shares, corporate bonds, government securities, index and options in custody in the amount of 47,468, all of which making up the Fund's portfolio and booked in memorandum accounts "Debit-Control - Other".

            As of September 30, 2001, in its capacity of custodian of "FBA Acciones Globales", "FBA Total", "FBA Renta", "FBA Renta Pesos", "FBA Renta Dolares", "FBA Bonos", "FBA Calificado", "FBA Internacional", "FBA Ahorro Dolares", "FBA Ahorro Pesos", "FBA Renta Fija", "FBA Total 50", "FBA Renta Premium", "FBA Financiero", "FBA Europa", "FBA Tecnologico", "FBA Biotecnologico", "FBA Japon", "FBA Horizonte", "FBA Futuro", "FBA Renta Corto Plazo" and "FBA EE.UU", the Bank held certificates of deposits, shares, corporate bonds, options and Government securities in custody in the amount of 1,166,752, all of which making up the Funds' portfolio and booked in memorandum accounts "Debit-Control-Other".


16. CONTRIBUTION TO THE INSTITUTO DE SERVICIOS SOCIALES BANCARIOS (BANKING HEALTH SERVICES INSTITUTE)

      The contribution provided in Section 17, point (f) of Law No. 19,322 - originally 2% on interest and commissions charged by banks - was reduced to 1% as from July 1, 1996 through July 1, 1997; as from the latter date, the abovementioned contribution was repealed (Decrees No. 263, dated March 20, 1996 and No. 915, dated August 7, 1996).

      The Argentine Bank Employees' Association (ABA) filed a constitutional protection action seeking that the abovementioned decrees be declared unconstitutional. The Federal Administrative-Contentious Court of Appeals ruled in favor of the constitutional protection action, reversing the original decision, and declared both decrees illegal. Subsequently, on November 4, 1997, the Supreme Court of Justice of the Nation declared an extraordinary appeal brought before the Federal Administrative-Contentious Court of Appeals by the Federal Executive Branch (PEN) against the abovementioned ruling to be inadmissible on formal grounds (that is to say, the Supreme Court did not rule on the substance of the matter).

      On December 19, 1997, the Administrator of the Argentine Bank Employees' Health Plan (OSBA) sent to the ex-BFRP and the ex-BCA a letter, in light of the abovementioned developments, stating that the contribution provided in Section 17, point (f) of Law No. 19,322 is in full effect and requesting that steps be taken to have the abovementioned contributions deposited to the order of the abovementioned Health Care Organization.

      In another turn of events, by Decree No. 336/98 dated March 26, 1998, the PEN confirmed the total elimination of the Banking Health Services Institute (ISSB) and set up a new entity (OSBA) which is not a continuation of the ISSB.

      Upon an action against the Federal State for protection of a right guaranteed by the Constitution started by the enrollees of the ABA and OSBA to annul Decree No.336/98, on April 3, 1998, the Judiciary decided to issue an official letter to the Ministry of Economy and Public Works and Utilities, as a restraining order and without rendering an opinion on the substance of the matter, notifying that the abovementioned Ministry of

      Economy will have to abstain from enforcing Decree No. 336/98, specifically as far as the elimination of the contributions established by Section No.17, point (f) of Law No. 19,322 in favor of the ISSB and any other measure modifying the situation prior to the issuance of the Decree objected to are concerned.

      In the opinion of the Bank's Management, OSBA's request is illegitimate and ungrounded since, to the date of issuance of these financial statements, the court of last resource with jurisdiction on the merits of the case has not ruled on the illegality of the Decrees. Therefore, in the opinion of the Bank's Management, the contribution named has been abrogated and the Bank has complied with all obligations arising out of the abovementioned Decrees. No provision was recorded to cover the contributions that may be claimed.

      Notwithstanding with standing the above, on October 25, 2000, the BCRA notified the bank, that OSBA requested and obtained an attachment over the account held by the bank with the BCRA in the amount of 5,696 plus 1,709 for estimated interest, court costs and attorneys fees, while on October 31, 2000, the Bank receive service of process of the execution proceedings file by OSBA. On March 6, 2001, the trial court ruled against the execution sought against the Bank and ordered that the attachment be lifted. The plaintiff appealed the trial court's judgment. In the opinion of the Bank's Management, the plaintiff has no right of action and the claim is illegitimate and inappropriate.


17.   RESTRICTION ON EARNINGS DISTRIBUTIONS

      17.1. As stated in Note 13, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

      17.2. Under BCRA Communication "A" 3574, the distribution of profits is suspended for the period established by such institution.

      17.3. As mentioned in note 3.3 (b), BCRA Communique "A" 3785 allowed booking the Federal Government bonds received in compensation as holdings in investment accounts at technical value, limiting the distribution of dividends in cash to income exceeding the difference between book value and the listing value booked in the month in which the fiscal year ends.


18.   PUBLICATION OF THE FINANCIAL STATEMENTS

      As provided by Communique "A" 760, the previous intervention of the BCRA is not required for the publication of these financial statements.


19.   ACCOUNTING PRINCIPLES - EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

      This financial statements are presented on the basis of the standards of the BCRA and, except for the effect of the matter mentioned in Note 5, in accordance with generally accepted accounting principles in the City of Buenos Aires. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in the City of Buenos Aires may not conform with the generally accepted accounting principles in other countries.

      The effects of the differences, if any, between generally accepted accounting principles in the City of Buenos Aires and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than the City of Buenos Aires (taking into account the effect of the matter mentioned in Note 5).

                                                                      EXHIBIT A

                  DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

                       AS OF SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -

                                                                                Holding
                                                                     -----------------------------
                                                                                 Book       Book
                                                                                Balance    Balance   Position
                                                          Identifi-   Market     as of      as of     without                Final
                Description                       Serie    cation      value     2002       2001      options    Options   position
------------------------------------------------------------------------------------------------------------------------------------
GOVERNMENT SECURITIES

Holdings in investment accounts

Local

In pesos
   Treasury bills                                  90   ARLE901=BA    57,445      57,445                57,445        -       57,445
                                                                               ---------  ---------  ---------  ---------  ---------
Subtotal in pesos                                                                 57,445        -       57,445        -       57,445
                                                                               ---------  ---------  ---------  ---------  ---------
In foreign currency
Argentine Republic External Bills                       ARVEY4D3=BA   19,506      22,439               671,586        -      671,586
Argentine Republic Bonds Libor 2012                                            1,596,103             1,596,103        -    1,596,103
                                                                               ---------  ---------  ---------  ---------  ---------
Subtotal in foreign currency                                                   1,618,542  3,996,395  2,267,689        -    2,267,689
                                                                               ---------  ---------  ---------  ---------  ---------
Subtotal in Holdings in investment accounts                                    1,675,987  3,996,395  2,325,134        -    2,325,134
                                                                               =========  =========  =========  =========  =========

Holdings for trading or financial transactions

Local

In pesos
   Treasury Bills                                  90   ARLE901=BA       550         550                   550        -          550
   Other                                                                 334         334                   194        -          194
                                                                               ---------  ---------  ---------  ---------  ---------
Subtotal in pesos                                                                    884        912        744        -          744
                                                                               ---------  ---------  ---------  ---------  ---------

In foreign currency

   Argentine Republic Global External Bonds      2030                    155         155                   155        -          155
   Other                                                                 542         542                   104        -          104
                                                                               ---------  ---------  ---------  ---------  ---------
Subtotal in foreign currency                                                         697    261,884        259        -          259
                                                                               ---------  ---------  ---------  ---------  ---------
Foreign
   Other                                                                             -                     -          -          -
                                                                               ---------  ---------  ---------  ---------  ---------
   Subtotal in foreign                                                               -        1,134        -          -          -
                                                                               ---------  ---------  ---------  ---------  ---------
Subtotal in Holdings for trading or
financial transactions                                                             1,581    263,930      1,003        -        1,003
                                                                               =========  =========  =========  =========  =========

                                                                      EXHIBIT A
                                                                       (Contd.)

                  DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

                       AS OF SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -

                                                                                Holding
                                                                     -----------------------------
                                                                                 Book       Book
                                                                                Balance    Balance   Position
                                                          Identifi-   Market     as of      as of     without                Final
                Description                       Serie    cation      value     2002       2001      options    Options   position
------------------------------------------------------------------------------------------------------------------------------------
Unlisted government securities

Local

In pesos
   Argentine T-bills with which provincial
     and federal governments settle
     payables to vendors and employees and
     which circulate in lieu of currency                                           1,232                 1,232        -        1,232
   Argentine Federal Government 9% Bonds          2002   ARBGA23=BA              414,931               414,931        -      414,931
   Tax credit certificates due in 2003/2004                                       92,293                92,293        -       92,293
   Tucuman Provincial Treasury Bonds                     ARTUCU13=BA              65,193                65,193        -       65,193
   Argentine T-bills with which the
     Province of Buenos Aires settles
     payables to vendors and employees and
     which circulate in lieu of currency                                           1,205                 1,205        -        1,205
   Other                                                                              90                    90        -           90
                                                                               ---------  ---------  ---------  ---------  ---------
Subtotal in pesos                                                                574,944        644    574,944        -      574,944
                                                                               ---------  ---------  ---------  ---------  ---------

In foreign currency
                                                                               ---------  ---------  ---------  ---------  ---------
Subtotal in foreign currency                                                         -      693,769        -          -          -
                                                                               ---------  ---------  ---------  ---------  ---------
Subtotal Unlisted government securities                                          574,944    694,413    574,944        -      574,944
                                                                               =========  =========  =========  =========  =========


TOTAL GOVERNMENT SECURITIES                                                    2,252,512  4,954,738  2,901,081        -    2,901,081
                                                                               =========  =========  =========  =========  =========

                                                                      EXHIBIT A
                                                                       (Contd.)

                  DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

                       AS OF SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -

                                                                                Holding
                                                                     -----------------------------
                                                                                 Book       Book
                                                                                Balance    Balance   Position
                                                          Identifi-   Market     as of      as of     without                Final
                Description                       Serie    cation      value     2002       2001      options    Options   position
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments

Local

In foreign currency
   Metrogas 2003 Corporate Bonds                                      37          37                     37         -            37
                                                                           ---------  ---------   ---------   ---------   ---------
Subtotal in foreign currency                                                      37        385          37         -            37
                                                                           ---------  ---------   ---------   ---------   ---------
Subtotal Other debt instruments                                                   37        385          37         -            37
                                                                           =========  =========   =========   =========   =========
Other Equity instruments

Local

In pesos

   Sniafa S.A.                                           SNI.BA       23          23                     23         -            23
   Telecom S.A.                                          INU.BA      141         141                    141         -           141
   Perez Companc                                                      84          84                   (293)        -          (293)
   Otros                                                                         -                      (14)        -           (14)
                                                                           ---------  ---------   ---------   ---------   ---------
Subtotal in pesos                                                                248      1,045        (143)        -          (143)
                                                                           ---------  ---------   ---------   ---------   ---------
In foreign currency                                                              -                      (67)        -           (67)
                                                                           ---------  ---------   ---------   ---------   ---------
Subtotal in foreign currency                                                     -          343         (67)        -           (67)
                                                                           ---------  ---------   ---------   ---------   ---------
Foreign
   Other                                                                         -                       60         -            60
                                                                           ---------  ---------   ---------   ---------   ---------
Subtotal in foreign                                                              -        1,648          60         -            60
                                                                           ---------  ---------   ---------   ---------   ---------
Subtotal Equity instruments                                                      248      3,036        (150)        -          (150)
                                                                           =========  =========   =========   =========   =========
TOTAL INVESTMENTS IN LISTED PRIVATE
SECURITIES                                                                       285      3,421        (113)        -          (113)
                                                                           =========  =========   =========   =========   =========
TOTAL GOVERNMENT AND PRIVATE SECURITIES                                    2,252,797  4,958,159   2,900,968         -     2,900,968
                                                                           =========  =========   =========   =========   =========

                                                                      EXHIBIT B


                CLASSIFICATION OF FINANCING FACILITIES BY STATUS
           AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                         -Stated in thousands of pesos-

                                                                                                         2002                 2001
                                                                                                      ---------            ---------
COMMERCIAL PORTFOLIO

In normal situation

      With senior or first - degree security and counter guaranty "A"                                 5,431,504            2,643,818
      With senior or first - degree security and counter guaranty "B"                                    18,802              213,472
      Without senior security or counter guaranty                                                     1,111,269            5,114,850

In potential risk

      With senior or first - degree security and counter guaranty "A"                                     3,439                  -
      With senior or first - degree security and counter guaranty "B"                                    15,090               20,339
      Without senior security or counter guaranty                                                     1,353,919               45,516

Nonperforming

      With senior or first - degree security and counter guaranty "A"                                        36                  -
      With senior or first - degree security and counter guaranty "B"                                     2,801               22,940
      Without senior security or counter guaranty                                                       693,209               27,263

With high risk of uncollectibility

      With senior or first - degree security and counter guaranty "A"                                       920                  -
      With senior or first - degree security and counter guaranty "B"                                     7,589               34,911
      Without senior security or counter guaranty                                                        68,735               94,098

Uncollectible

      With senior or first - degree security and counter guaranty "A"                                       510                  199
      With senior or first - degree security and counter guaranty "B"                                    45,215               12,781
      Without senior security or counter guaranty                                                       195,014               66,443
                                                                                                      ---------            ---------
Total                                                                                                 8,948,052            8,296,630
                                                                                                      =========            =========

                                                                      EXHIBIT B
                                                                       (Contd.)

                CLASSIFICATION OF FINANCING FACILITIES BY STATUS
           AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                         -Stated in thousands of pesos-

                                                                                                       2002                   2001
                                                                                                    ----------            ----------
CONSUMER AND HOUSING PORTFOLIO

Normal compliance

      With senior or first - degree security and counter guaranty "A"                                    1,604                28,594
      With senior or first - degree security and counter guaranty "B"                                  469,868             1,505,989
      Without senior security or counter guaranty                                                      469,067             1,953,487

Inadequate compliance

      With senior or first - degree security and counter guaranty "A"                                      -                     124
      With senior or first - degree security and counter guaranty "B"                                   13,774                32,433
      Without senior security or counter guaranty                                                       16,424                54,417

Deficient compliance

      With senior or first - degree security and counter guaranty "A"                                      -                      55
      With senior or first - degree security and counter guaranty "B"                                    4,964                14,291
      Without senior security or counter guaranty                                                       17,807                48,013

Unlikely to be collected

      With senior or first - degree security and counter guaranty "A"                                       98                   -
      With senior or first - degree security and counter guaranty "B"                                   21,237                16,486
      Without senior security or counter guaranty                                                       71,946                68,507

Uncollectible

      With senior or first - degree security and counter guaranty "A"                                       59                   111
      With senior or first - degree security and counter guaranty "B"                                   22,715                36,417
      Without senior security or counter guaranty                                                       41,126                63,784

Uncollectible, classified as such under regulatory requirements

      With senior or first - degree security and counter guaranty "A"                                      -                     -
      With senior or first - degree security and counter guaranty "B"                                       22                   113
      Without senior security or counter guaranty                                                          554                   773
                                                                                                    ----------            ----------
Total                                                                                                1,151,265             3,823,594
                                                                                                    ----------            ----------
General Total (1)                                                                                   10,099,317            12,120,224
                                                                                                    ==========            ==========

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets out on financing lease (before allowances); Other receivables:
      Receivables from sale of assets; Contingent credit - balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

                                                                      EXHIBIT C


                       FINANCING FACILITIES CONCENTRATION
                       AS OF SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -

                                                                                            FINANCING
                                                               --------------------------------------------------------------------
                                                                           2002                                     2001
                                                               -----------------------------          -----------------------------
                                                               Outstanding        % of total          Outstanding        % of total
          Number of customers                                    balance          portfolio             balance          portfolio
---------------------------------------------------            -----------        ----------          -----------        ----------
10 largest customers                                            5,623,777              55.68%          2,371,324              19.57%

50 next largest customers                                       2,366,671              23.43%          2,563,902              21.15%

100 following customers                                           623,630               6.17%          1,350,634              11.14%

Remaining customers                                             1,485,239              14.72%          5,834,364              48.14%
                                                               ----------         ----------          ----------         ----------
Total (1)                                                      10,099,317             100.00%         12,120,224             100.00%
                                                               ==========         ==========          ==========         ==========

(1) See (1) in Exhibit B.

                                                                      EXHIBIT D

             BREAKDOWN BY FINANCING TERMS AS OF SEPTEMBER 30, 2002

(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -

                                                                    Term remaining to maturity
                                              -----------------------------------------------------------------------
                                   Past-due                                                              More than 24
         Description               portfolio    1 month    3 months    6 months   12 months    24 months    months       Total
--------------------------------- ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Non financial governmental sector        -       129,939      33,271      37,448      75,137     306,321   4,810,036   5,392,152

Financial sector                         -        37,975          82          82         406         872       2,533      41,950

Non financial private sector and
residents abroad                     581,678   2,269,095     173,637     294,160     409,657     319,308     617,680   4,665,215
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
     TOTAL                           581,678   2,437,009     206,990     331,690     485,200     626,501   5,430,249  10,099,317 (1)
                                  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========

(1) See (1) in Exhibit B.

                                                                      EXHIBIT E


   DETAIL OF INVESTMENTS IN OTHER COMPANIES AS OF SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -

                         Concept                                                 Shares                              Amount
-----------------------------------------------------------    ------------------------------------------    ----------------------
                                                                             Unit     Votes
                                                                             face      per
Identification                 Description                       Class       value    share       Number         2002         2001
-------------- --------------------------------------------    --------    -------  --------  -----------    ---------    ---------
               FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND
               AUTHORIZED

               Controlled

               Local

33642192049    o  Frances Valores Sociedad de Bolsa S.A.        Common       $ 500      1           3,199        5,801        1,610
30663323926    o  Consolidar Administradora de Fondos de
                  Jubilaciones y Pensiones S.A.                 Common       $   1      1       1,899,600      111,823      160,289
33678564139    o  Consolidar Cia. de Seguros de Vida S.A.       Common       $  10      1         197,875       33,066       29,143
30678574097    o  Consolidar Cia. de Seguros de Retiro S.A.     Common       $  10      1         200,000       42,179       28,204
30704936016    o  Credilogros Compania Financiera S.A.          Common       $   1      1      39,700,000       46,702      107,271
               o  Other                                                                                          1,364          297

               Foreign

17426001       o  Banco Frances (Cayman) Ltd.                   Common     US$   1      -      82,283,621    1,355,479      469,880
17000952       o  BBVA Uruguay S.A.                                                                               -         126,981
                                                                                                             ---------    ---------
                                                             Subtotal controlled                             1,596,414      923,675
                                                                                                             ---------    ---------
               Noncontrolled

               Local

33707124909    o  Rombo Cia. Financiera S.A.                    Common       $   1      1       8,000,000       12,801       16,324
30604796357    o  Banelco S.A.                                  Common       $   1      1          12,014        3,884        5,275
               o  Other                                                                                          2,437        5,337

               Foreign

17220001       o  Bladex S.A.                                   Com. B     US$6,67      -          17,646          726          432
                                                                 Pref.     US$  10      -           2,498          212          126
                                                                                                             ---------    ---------
                                                             Subtotal noncontrolled                             20,060       27,494
                                                                                                             ---------    ---------
                                                             Total in financial institutions,
                                                               supplementary and authorized                  1,616,474      951,169
                                                                                                             =========    =========
               IN OTHER COMPANIES

               Noncontrolled

               Local

30685228501    o  Consolidar ART S.A.                           Common       $   1      1         375,000       12,289       12,976
               o  Other                                                                                          4,683        5,340

               Foreign

17415001       o  A.I.G. Latin American Fund                                                                    20,047       11,911
               o  Other                                                                                             57        1,817
                                                                                                             ---------    ---------
                                                             Subtotal noncontrolled                             37,076       32,044
                                                                                                             ---------    ---------
                                                             Total in other companies                           37,076       32,044
                                                                                                             =========    =========
                                                             TOTAL INVESTMENTS IN OTHER COMPANIES            1,653,550      983,213
                                                                                                             =========    =========

                                                                      EXHIBIT E
                                                                       (Contd.)


   DETAIL OF INVESTMENTS IN OTHER COMPANIES AS OF SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -

                                                                                Information about the issuer
                                                      ------------------------------------------------------------------------------
                                                                                 Data from last published financial statements
                                                                             -------------------------------------------------------
                                                                               Fiscal                                   Net income
                                                                               year/        Capital   Stockholders'   for the fiscal
                   Description                          Main business        period-end      stock       equity        year/period
----------------------------------------------------  ---------------------  ----------    --------  --------------  ---------------
FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

Controlled

Local                                                                                               Thousands of $

o  Frances Valores Sociedad de Bolsa S.A.             Stock broker             09/30/02      1,600         5,809            3,343
o  Consolidar Administradora de Fondos de
   Jubilaciones y Pensiones S.A.                      Pensions fund manager    09/30/02      3,525       216,638            2,583
o  Consolidar Cia. de Seguros de Vida S.A.            Insurance company        09/30/02      3,000        38,214            1,353
o  Consolidar Cia. de Seguros de Retiro S.A.          Insurance company        09/30/02      3,000        46,725              701
o  Credilogros Compania Financiera S.A.               Financial institution    09/30/02     57,100        63,388          (82,722)
o  Other

Foreign                                                                                             Thousands of US$

o  Banco Frances (Cayman) Ltd.                        Banking                  09/30/02    306,648     1,355,479         (844,011)
o  BBVA Uruguay S.A.                                  Banking                  03/31/02     94,315       270,020            1,963



Noncontrolled

Local                                                                                               Thousands of $

o  Rombo Cia. Financiera S.A.                         Financial Institution    09/30/02     20,000        32,000          (24,026)
o  Banelco S.A.                                       Information services     06/30/02      9,755        28,005            7,818
o  Other

Foreign                                                                                             Thousands of US$

o  Bladex S.A.                                        Banking                  12/31/00    132,851       699,205           97,055



IN OTHER COMPANIES

Noncontrolled

Local                                                                                               Thousand of $

o  Consolidar ART S.A.                                Workers compensation     09/30/02      3,000        98,465            6,967
o  Other

Foreign                                                                                             Thousand of US$

o  A.I.G. Latin American Fund                         Investing                12/31/00     37,048        27,615           (9,433)
o  Other

                                                                      EXHIBIT F


                    MOVEMENT OF BANK PREMISES AND EQUIPMENT

                  AND OTHER ASSETS FOR THE NINE MONTH PERIODS

                       ENDED SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -

                                                      Restated net
                                                      book value at      Additions         Transfers          Decreases
                                                      beginning of      in constant       in constant        in constant
             Description                              fiscal year         currency          currency           currency
---------------------------------------------         -------------     -----------       -----------        -----------
BANK PREMISES AND EQUIPMENT

Real Estate                                               387,990             5,813               387              3,707
Furniture and Facilities                                   42,244             2,188               -                  -
Machinery and Equipment                                    66,410             8,880               -                  -
Automobiles                                                   572               208               -                   66
                                                       ----------        ----------        ----------         ----------
      Total                                               497,216            17,089               387              3,773
                                                       ==========        ==========        ==========         ==========

OTHER ASSETS

Works of Art                                                  991               -                 -                  -
Rent assets                                                 7,361               -                 -                2,320
Assets received from collections of loans                  19,471             4,945           (10,031)             4,465
Stationery and office supplies                              2,187             3,386               -                4,596
Other assets                                              126,099                21             9,644             22,186
                                                       ----------        ----------        ----------         ----------
      Total                                               156,109             8,352              (387)            33,567
                                                       ==========        ==========        ==========         ==========

                                                                      EXHIBIT F
                                                                       (Contd.)


                    MOVEMENT OF BANK PREMISES AND EQUIPMENT

                  AND OTHER ASSETS FOR THE NINE MONTH PERIODS

                       ENDED SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -

                                                              Depreciation for the period
                                                                 in constant currency
                                                              ---------------------------
                                                                Years of                      Net book value     Net book value
         Description                                           useful life       Amount          at 2002            at 2001
----------------------------------------------                ------------    -----------     --------------     --------------
BANK PREMISES AND EQUIPMENT

Real Estate                                                         50             6,452           384,031           386,759
Furniture and Facilities                                            10             4,357            40,075            41,379
Machinery and Equipment                                              5            16,176            59,114            71,053
Automobiles                                                          5               103               611               671
                                                                              ----------        ----------        ----------
      Total                                                                       27,088           483,831           499,862
                                                                              ==========        ==========        ==========

OTHER ASSETS

Works of Art                                                       -                 -                 991               990
Rent assets                                                         50                60             4,981             7,396
Assets received from collections of loans                           50               115             9,805             2,126
Stationery and office supplies                                     -                 -                 977             1,391
Other assets                                                        50             1,112           112,466           123,420
                                                                              ----------        ----------        ----------
      Total                                                                        1,287           129,220           135,323
                                                                              ==========        ==========        ==========

                                                                      EXHIBIT G


            MOVEMENT OF INTANGIBLE ASSETS FOR THE NINE MONTH PERIODS

                       ENDED SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -

                                             Restated net book
                                             value at beginning         Additions              Decreases
                Description                    of fiscal year     in constant currency   in constant currency
---------------------------------------      ------------------   --------------------   --------------------
 -  Goodwill                                      112,611                  -                         -

 -  Organization and development
    expenses (1)                                  140,415                 56,257                    (14)
                                               ----------             ----------             ----------
    Total                                         253,026                 56,257                    (14)
                                               ==========             ==========             ==========

                                             Amortization for the period
                                                 in constant currency
                                           -------------------------------
                                             Years of                              Net book value      Net book value
                Description                 useful life           Amount               at 2002            at 2001
------------------------------------       -------------        ----------         --------------      --------------
 -  Goodwill                                    10                 59,742               52,869             118,002

 -  Organization and development
    expenses (1)                                5                  50,413              146,245             152,206
                                                                ---------           ----------          ----------
    Total                                                         110,155              199,114             270,208
                                                                =========           ==========          ==========

(1) This mainly includes costs from information technology projects contracted from independent parties and leasehold improvements.

                                                                      EXHIBIT H


                           CONCENTRATION OF DEPOSITS

                       AS OF SEPTEMBER 30, 2002 AND 2001


(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -

                                                             2002                                2001
                                               ------------------------------       --------------------------------
                                                Outstanding       % of total         Outstanding         % of total
          Number of customers                     balance          portfolio           balance           portfolio
---------------------------------              -------------    -------------       -------------     --------------
10 largest customers                               578,269             9.52%           1,361,601              9.21%

50 next largest customers                          502,702             8.27%           1,331,305              9.00%

100 following customers                            303,938             5.00%             480,071              3.25%

Remaining customers                              4,690,693            77.21%          11,615,601             78.54%
                                               -----------      -----------          -----------       -----------
      TOTAL                                      6,075,602           100.00%          14,788,578            100.00%
                                               ===========      ===========          ===========       ===========

                                                                      EXHIBIT I

                    BREAKDOWN OF MATURITY TERMS OF DEPOSITS,
               OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND
                          SUBORDINATED CORPORATE BONDS
                            AS OF SEPTEMBER 30, 2002

(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -


                                                                Term remaining to maturity
                                      ---------------------------------------------------------------------------------
                                                                                                           More than 24
              Description               1 month      3 months      6 months     12 months      24 months      months         Total
-----------------------------------   ----------    ----------    ----------    ----------    ----------    ----------    ----------
Deposits                               3,641,301       109,050        28,582       238,091     1,554,922       503,656     6,075,601
                                      ----------    ----------    ----------    ----------    ----------    ----------    ----------

Other liabilities from financial
transactions

Central Bank of the Argentine
Republic (1)                              16,099         5,426     1,749,570        54,905        50,669       102,466     1,979,135

Banks and International
Organizations                          1,033,960        39,455         9,666       104,398           210           -       1,187,689

Non-subordinated corporate bonds         567,754           -             -             -             -             -         567,754

Financing received from Argentine
financial institutions                    26,044           -             -             -          83,715           -         109,759

Other                                    336,747           -             -          18,303        18,570       863,230     1,236,850
                                      ----------    ----------    ----------    ----------    ----------    ----------    ----------
TOTAL                                  1,980,604        44,881     1,759,236       177,606       153,164       965,696     5,081,187
                                      ----------    ----------    ----------    ----------    ----------    ----------    ----------

Subordinated corporate bonds                 -           7,110           -             -          19,101       559,005       585,216
                                      ----------    ----------    ----------    ----------    ----------    ----------    ----------
TOTAL                                  5,621,905       161,041     1,787,818       415,697     1,727,187     2,028,357    11,742,005
                                      ==========    ==========    ==========    ==========    ==========    ==========    ==========

                                                                      EXHIBIT J


               MOVEMENT OF ALLOWANCES FOR THE NINE MONTH PERIODS

                       ENDED SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -


                                                                        Decrease                                   Book value
                                                               --------------------------                  ------------------------
                                 Restated book    Increase
                                   value at     in constant    Reversals in  Applications  Monetary gain
                                   beginning      currency       constant     in constant   generated on
        Description             of fiscal year      (6)          currency      currency     allowances        2002           2001
------------------------------  --------------  -----------    ------------  ------------  -------------   ----------    ----------
ALLOWANCES QUALIFYING ASSETS

Loans
- Doubtful accounts and
  impairment value                 1,012,202     1,120,991 (1)(5)      -         137,513      (915,715)     1,079,965       437,485

Other receivables from
financial transactions
- Doubtful accounts and
  impairment value                     9,235        63,371 (1)         -             -         (12,965)        59,641         7,648

Assets out on Financing Lease
- Doubtful accounts and
  impairment value                       738           263 (1)         -             -            (422)           579           673

Investments in other companies
- Impairment value                    11,909        24,231 (3)         -             -         (16,093)        20,047         2,657

Other receivables
- Doubtful accounts                    3,104       362,772 (2)         -           1,975       (81,548)       282,353         9,646
                                  ----------    ----------      ----------    ----------    ----------     ----------    ----------
                Total              1,037,188     1,571,628             -         139,488    (1,026,743)     1,442,585       458,109
                                  ==========    ==========      ==========    ==========    ==========     ==========    ==========

LIABILITIES-ALLOWANCES

- Contingents commitments              1,277       161,270 (1)         -             -         (14,463)       148,084         1,050

- Other contingencies                114,216        67,519 (4)         -          75,673       (56,016)        50,046       118,309
                                  ----------    ----------      ----------    ----------    ----------     ----------    ----------
                Total                115,493       228,789             -          75,673       (70,479)       198,130       119,359
                                  ==========    ==========      ==========    ==========    ==========     ==========    ==========

(1) Recorded in compliance with the provisions of Communique "A" 2729, as supplemented, of the BCRA, taking into account note 3.3.f).
(2) Recorded to cover possible uncollectibility risks arising out of payments under protection actions booked in other receivables (see note 6).
(3) Recorded, mainly, to recognize the estimated impairment in AIG Latin American Fund's equity as of September 30, 2002.
(4) Recorded to cover possible contingencies that were not considered in other accounts (civil, labor, commercial and other lawsuits). See note 3.3.q).
(5) Includes 174,779 of charge on loans impairment, booked in "Financial expense - Other".
(6) Includes exchange differences generated as allowances in foreign currency, booked in the "Gold and foreign currency exchange difference" account, as follows:

      -   Loans                                            318,939
      -   Other receivables from financial transactions      5,233
      -   Assets out on financing lease                        263
      -   Investments in other companies                    24,231
      -   Other receivables                                  4,784

                                                                      EXHIBIT K

                   CAPITAL STRUCTURE AS OF SEPTEMBER 30, 2002

(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -


                  SHARES                                                      CAPITAL STOCK
-------------------------------------------       ----------------------------------------------------------------------
                                                                Issued                         Pending
                                 Votes per        ----------------------------------         issuance or
 Class           Number            share           Outstanding         In portfolio         distribution       Paid in
-----------   --------------   ------------       ------------        --------------       --------------    -----------
Common         209.631.892           1               209,576                -                   55             209,631
                                                                                               (1)               (2)

(1)   Shares issued and available to stockholders' but not as yet withdrawn.

(2)   Capital registered with the Public Registry of Commerce (see note 14).

                                                                      EXHIBIT L


          FOREIGN CURRENCY ACCOUNTS AS OF SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                         -Stated in thousands of pesos-

         Accounts                                                                    2002
------------------------------  -----------------------------------------------------------------------------------------------
                                                                            Total of period (per type of currency)
                                            -----------------------------------------------------------------------------------
                                 Total of                            Deutsche     Pounds     French       Swiss
                                  period       Euro     US Dollars     Marks     Sterling     Franc       Franc        Yen
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
ASSETS

   Cash and due from banks         163,830       4,203     159,478         -            60         -           -             3
   Government and private
   securities                    1,619,276         -     1,619,276         -           -           -           -           -
   Loans                         1,238,538         638   1,237,900         -           -           -           -           -
   Other receivables from
   financial transactions        1,733,889         -     1,733,889         -           -           -           -           -
   Assets out on financing
   lease                               130         -           130         -           -           -           -           -
   Investments in other
   companies                     1,376,521         -     1,376,521         -           -           -           -           -
   Other receivables                40,857         -        40,857         -           -           -           -           -
   Suspense items                       57         -            57         -           -           -           -           -
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
            TOTAL                6,173,098       4,841   6,168,108         -            60         -           -             3
                                ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
LIABILITIES

   Deposits                        174,071         -       174,071         -           -           -           -           -
   Other liabilities from
   financial transactions        2,372,819       6,575   2,366,240         -             4         -           -           -
   Other liabilities             1,455,429          12   1,455,408         -             8         -           -             1
   Subordinated corporate
   bonds                           559,005         -       559,005         -           -           -           -           -
   Suspense items                    9,348         -         9,348         -           -           -           -           -
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
            TOTAL                4,570,672       6,587   4,564,072         -            12         -           -             1
                                ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
MEMORANDUM ACCOUNTS

   Debit accounts (except
   contra debit accounts)
    Contingent                   5,962,291         -     5,962,291         -           -           -           -           -
    Control                     16,987,913      14,038  16,971,800         -            24         -           -           -
    For derivatives                    -           -           -           -           -           -           -           -
    For trust activities               -           -           -           -           -           -           -           -
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
            TOTAL               22,950,204      14,038  22,934,091         -            24         -           -           -
                                ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
   Credit accounts (except
   contra credit accounts)
    Contingent                   1,191,231         -     1,191,231         -           -           -           -           -
    Control                            223         -           223         -           -           -           -           -
    For derivatives                    -           -           -           -           -           -           -           -
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
            TOTAL                1,191,454         -     1,191,454         -           -           -           -           -
                                ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========

         Accounts                              2001
------------------------------  ----------  ----------

                                ----------
                                             Total of
                                  Other       period
                                ----------  ----------
ASSETS

   Cash and due from banks              86   2,213,121
   Government and private
   securities                          -     4,955,558
   Loans                               -     7,282,152
   Other receivables from
   financial transactions              -     1,008,972
   Assets out on financing
   lease                               -        49,417
   Investments in other
   companies                           -       611,147
   Other receivables                   -        36,211
   Suspense items                      -         2,775
                                ----------  ----------
            TOTAL                       86  16,159,353
                                ==========  ==========
LIABILITIES

   Deposits                            -    11,849,153
   Other liabilities from
   financial transactions              -     2,842,502
   Other liabilities                   -        14,344
   Subordinated corporate
   bonds                               -       389,066
   Suspense items                      -         2,166
                                ----------  ----------
            TOTAL                      -    15,097,231
                                ==========  ==========
MEMORANDUM ACCOUNTS

   Debit accounts (except
   contra debit accounts)
    Contingent                         -     4,626,283
    Control                          2,051  17,169,352
    For derivatives                    -        24,041
    For trust activities               -       194,830
                                ----------  ----------
            TOTAL                    2,051  22,014,506
                                ==========  ==========
   Credit accounts (except
   contra credit accounts)
    Contingent                         -     1,661,667
    Control                            -        10,224
    For derivatives                    -        24,041
                                ----------  ----------
            TOTAL                      -     1,695,932
                                ==========  ==========

                                                                      EXHIBIT N

            ASSISTANCE TO AFFILIATES AS SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -

                                                                                                Status
                                                                  ----------------------------------------------------------------
                                                                                                                With high risk of
                                                                                            Nonperforming/      uncollectibility/
                                                                                              Deficient          Unlikely to be
                                                                           In Potential       Compliance            collected
                                                                               Risk/    --------------------  --------------------
                                                                             Inadequate  Not yet               Not yet
                         Concept                                    Normal   Compliance  matured    Past-due   matured    Past-due
----------------------------------------------------------        ---------  ---------  ---------  ---------  ---------  ---------
1. Loans                                                             46,968

   - Overdraft                                                        1,905        -          -          -          -          -

     With senior or first - degree security and counter
     guaranty "A"
     With senior or first - degree security and counter
     guaranty "B"
     Without senior security or counter guaranty                      1,905        -          -          -          -          -

   - Discounted Instruments

     With senior or first - degree security and counter
     guaranty "A"                                                       -          -          -          -          -          -
     With senior or first - degree security and counter
     guaranty "B"                                                       -          -          -          -          -          -
     Without senior security or counter guaranty

   - Real Estate Mortgage and Collateral Loans                          258        -          -          -          -          -

     With senior or first - degree security and counter
     guaranty "A"                                                       -          -          -          -          -          -
     With senior or first - degree security and counter
     guaranty "B"                                                       258        -          -          -          -          -
     Without senior security or counter guaranty                        -          -          -          -          -          -

   - Consumer                                                            22        -          -          -          -          -

     With senior or first - degree security and counter
     guaranty "A"                                                       -          -          -          -          -          -
     With senior or first - degree security and counter
     guaranty "B"                                                       -          -          -          -          -          -
     Without senior security or counter guaranty                         22        -          -          -          -          -

   - Credit Cards                                                        83        -          -          -          -          -

     With senior or first - degree security and counter
     guaranty "A"                                                       -          -          -          -          -          -
     With senior or first - degree security and counter
     guaranty "B"                                                       -          -          -          -          -          -
     Without senior security or counter guaranty                         83        -          -          -          -          -

   - Other                                                           44,700        -          -          -          -          -

     With senior or first - degree security and counter
     guaranty "A"                                                       -          -          -          -          -          -
     With senior or first - degree security and counter
     guaranty "B"                                                       -          -          -          -          -          -
     Without senior security or counter guaranty                     44,700        -          -          -          -          -

2. Other receivables from financial transactions                        648        -          -          -          -          -

3. Assets out on financing lease and other                              -          -          -          -          -          -

4. Contingent commitments                                            13,861        -          -          -          -          -

5. Investments in other companies and private securities          1,488,248        -          -          -          -          -
                                                                  ---------  ---------  ---------  ---------  ---------  ---------
Total                                                             1,549,725        -          -          -          -          -
                                                                  ---------  ---------  ---------  ---------  ---------  ---------
Total Allowances                                                         95        -          -          -          -          -
                                                                  ---------  ---------  ---------  ---------  ---------  ---------

                                                                      EXHIBIT N
                                                                       (Contd.)

            ASSISTANCE TO AFFILIATES AS SEPTEMBER 30, 2002 AND 2001

(Translation of financial statements originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -

                                                                                  Status
                                                                   --------------------------------
                                                                                    Uncollectible,
                                                                                 classified as such                 Total
                                                                                  under regulatory     -----------------------------
                           Concept                                 Uncollectible     requirements          2002              2001
----------------------------------------------------------         ------------- ------------------    -----------       -----------
1.  Loans                                                                  -                 -              46,968            90,182

    - Overdraft                                                            -                 -               1,905               272

      With senior or first - degree security and counter
      guaranty "A"                                                         -                 -                 -                 -
      With senior or first - degree security and counter
      guaranty "B"                                                         -                 -                 -                 -
      Without senior security or counter guaranty                          -                 -               1,905               272

    - Discounted instruments                                               -                 -                 -               1,209

      With senior or first - degree security and counter
      guaranty "A"                                                         -                 -                 -                 -
      With senior or first - degree security and counter
      guaranty "B"                                                         -                 -                 -                 -
      Without senior security or counter guaranty                          -                 -                 -               1,209

    - Real Estate Mortgage and Collateral Loans                            -                 -                 258             1,032

      With senior or first - degree security and counter
      guaranty "A"                                                                           -                 -                 -
      With senior or first - degree security and counter
      guaranty "B"                                                         -                 -                 258             1,032
      Without senior security or counter guaranty                          -                 -                 -                 -

    - Consumer                                                             -                 -                  22                95

      With senior or first - degree security and counter
      guaranty "A"                                                         -                 -                 -                 -
      With senior or first - degree security and counter
      guaranty "B"                                                         -                 -                 -                 -
      Without senior security or counter guaranty                          -                 -                  22                95

    - Credit cards                                                         -                 -                  83               124

      With senior or first - degree security and counter
      guaranty "A"                                                         -                 -                 -                 -
      With senior or first - degree security and counter
      guaranty "B"                                                         -                 -                 -                 -
      Without senior security or counter guaranty                          -                 -                  83               124

    - Other                                                                -                 -              44,700            87,450

      With senior or first - degree security and counter
      guaranty "A"                                                         -                 -                 -                 -
      With senior or first - degree security and counter
      guaranty "B"                                                         -                 -                 -                 -
      Without senior security or counter guaranty                          -                 -              44,700            87,450

2.  Other receivables from financial transactions                          -                 -                 648               -

3.  Assets out on financing lease and other                                -                 -                 -              34,685

4.  Contingent commitments                                                 -                 -              13,861            23,631

5.  Investments in other companies and private securities                  -                 -           1,488,248           861,743
                                                                   -----------       -----------       -----------       -----------
Total                                                                      -                 -           1,549,725         1,010,241
                                                                   -----------       -----------       -----------       -----------
Total Allowances                                                           -                 -                  95               901
                                                                   -----------       -----------       -----------       -----------

         CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001

                          (Art. 33 of Law No. 19,550)

    (Translation of financial statements originally issued in Spanish - See
        Note 19 to the financial statements of BBVA Banco Frances S.A.)
                         -Stated in thousands of pesos-

ASSETS                                                                                                       2002            2001
                                                                                                          ----------      ----------
CASH AND DUE FROM BANKS
   Cash                                                                                                      199,537         476,355
   Due from banks and correspondents                                                                         708,909       2,367,646
                                                                                                          ----------      ----------
                                                                                                             908,446       2,844,001
                                                                                                          ----------      ----------
GOVERNMENT AND PRIVATE SECURITIES (Note 5)
   Holdings in investment accounts                                                                         1,714,025       6,299,280
   Holdings for trading or financial transactions                                                            194,495         410,282
   Unlisted Government Securities                                                                            579,120         725,790
   Investments in listed private securities                                                                   58,451         186,285
   Less:  Allowances                                                                                          30,964             -
                                                                                                          ----------      ----------
                                                                                                           2,515,127       7,621,637
                                                                                                          ----------      ----------
LOANS
   To the non financial governmental sector (Exhibit 1)                                                    7,822,211       2,349,311
   To the financial sector (Exhibit 1)                                                                        16,959         308,170
   To the non financial private sector and residents abroad (Exhibit 1)                                    3,158,741       8,884,588
                                                                                                          ----------      ----------
      Overdraft                                                                                              203,397         622,432
      Discounted instruments                                                                                 283,169       2,261,847
      Real estate mortgage                                                                                   546,336       1,744,793
      Collateral Loans                                                                                        18,138          60,963
      Consumer                                                                                               233,058         910,888
      Credit cards                                                                                           138,791         524,333
      Other                                                                                                1,584,211       2,653,447
      Interest, adjustments and listed-price differences accrued and pending collection                      153,549         150,437
      Less: Unused collections                                                                                 1,476             -
      Less: Interest documented together with main obligation                                                    432          44,552

   Less: Allowances                                                                                        1,395,612         496,215
                                                                                                          ----------      ----------
                                                                                                           9,602,299      11,045,854
                                                                                                          ----------      ----------
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
   Central Bank of the Argentine Republic                                                                    348,610          98,425
   Amounts receivable for spot and forward sales pending settlement                                           25,443       1,160,943
   Instruments to be received for spot and forward purchases pending settlement                              778,273         536,386
   Premiums on options purchased                                                                                 -             3,379
   Unlisted corporate bonds (Exhibit 1)                                                                      235,707         188,882
   Other receivables not covered by debtor classification regulations                                        869,868         134,109
   Other receivables covered by debtor classification regulations (Exhibit 1)                                 15,351          70,960
   Interest and adjustments accrued and pending collection not covered by debtor classification
   regulations                                                                                                 3,164              31
   Interest and adjustments accrued and pending collection covered by debtor classification
   regulations (Exhibit 1)                                                                                     9,213              64
   Less: unused collections                                                                                      116             -

   Less: Allowances                                                                                           75,026           7,876
                                                                                                          ----------      ----------
                                                                                                           2,210,487       2,185,303
ASSETS OUT ON FINANCING LEASE                                                                             ----------      ----------
   Assets out on financing lease (Exhibit 1)                                                                  20,936          56,481

   Less:  Allowances                                                                                             597             695
                                                                                                          ----------      ----------
                                                                                                              20,339          55,786
                                                                                                          ----------      ----------
INVESTMENTS IN OTHER COMPANIES
   In financial institutions                                                                                  13,739          19,417
   Other                                                                                                      47,994          44,535
   Less: Allowances                                                                                           20,047           2,657
                                                                                                          ----------      ----------
                                                                                                              41,686          61,295
                                                                                                          ----------      ----------
OTHER RECEIVABLES
   Receivables from sale of assets (Exhibit 1)                                                                   145             582
   Other                                                                                                     813,702         256,003
   Other accrued interest and adjustments receivable                                                               1               2

   Less: Allowances                                                                                          282,476           9,677
                                                                                                          ----------      ----------
                                                                                                             531,372         246,910
                                                                                                          ----------      ----------
BANK PREMISES AND EQUIPMENT                                                                                  523,575         555,703
                                                                                                          ----------      ----------
OTHER ASSETS                                                                                                 130,095         135,583
                                                                                                          ----------      ----------
INTANGIBLE ASSETS
   Goodwill                                                                                                   52,869         118,002
   Organization and development expenses                                                                     256,194         276,694
                                                                                                          ----------      ----------
                                                                                                             309,063         394,696
                                                                                                          ----------      ----------
SUSPENSE ITEMS                                                                                                 2,619           5,370
                                                                                                          ----------      ----------
OTHER SUBSIDIARIES'ASSETS (Note 5)                                                                             7,625          19,375
                                                                                                          ----------      ----------
      TOTAL ASSETS                                                                                        16,802,733      25,171,513
                                                                                                          ==========      ==========

                                                                       (Contd.)

         CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001

                          (Art. 33 of Law No. 19,550)

    (Translation of financial statements originally issued in Spanish - See
        Note 19 to the financial statements of BBVA Banco Frances S.A.)

                         -Stated in thousands of pesos-


LIABILITIES                                                                                                2002               2001
                                                                                                       ----------         ----------
DEPOSITS
      From the non financial government sector                                                             26,432             49,807
      From the financial sector                                                                           122,536            239,841
      From the non financial private sector and residents abroad                                        6,506,223         16,530,205
                                                                                                       ----------         ----------

        Checking accounts                                                                               1,188,622          1,724,519
        Savings deposits                                                                                  486,266          2,406,324
        Certificates of deposit                                                                         2,235,038         12,131,092
        Other                                                                                           1,888,551            157,246
        Interest, adjustments and listed-price differences accrued payable                                707,746            111,024
                                                                                                       ----------         ----------
                                                                                                        6,655,191         16,819,853
                                                                                                       ----------         ----------
OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
      Central Bank of the Argentine Republic                                                            1,979,135             23,421
                                                                                                       ----------         ----------
           Other                                                                                        1,979,135             23,421

      Banks and International Organizations                                                             2,253,082            937,035
      Non-subordinated corporate bonds                                                                    559,005            553,582
      Amounts payable for spot and forward purchases pending settlement                                   434,130            458,523
      Instruments to be delivered for spot and forward sales pending settlement                            29,731          1,133,572
      Premiums on options sold                                                                                -                3,379
      Financing received from Argentine financial institutions                                             71,067            204,509
      Other                                                                                             1,090,766            114,944
      Interest, adjustments and listed-price differences accrued payable                                   58,325             33,396
                                                                                                       ----------         ----------
                                                                                                        6,475,241          3,462,361
                                                                                                       ----------         ----------
OTHER LIABILITIES
      Fees payable                                                                                            149              1,495
      Other                                                                                               149,288            522,438
      Adjustments and interest accrued pending payment                                                        -                  131
                                                                                                       ----------         ----------
                                                                                                          149,437            524,064
                                                                                                       ----------         ----------
ALLOWANCES                                                                                                210,379            152,791
                                                                                                       ----------         ----------
SUBORDINATED CORPORATE BONDS                                                                              585,216            389,066
                                                                                                       ----------         ----------
SUSPENSE ITEMS                                                                                             11,012              2,761
                                                                                                       ----------         ----------
OTHER SUBSIDIARIES' LIABILITIES (Note 5)                                                                  964,070          1,158,138
                                                                                                       ----------         ----------
   TOTAL LIABILITIES                                                                                   15,050,546         22,509,034
                                                                                                       ----------         ----------
MINORITY INTEREST IN SUBSIDIARIES (Note 3)                                                                164,120            291,434
                                                                                                       ----------         ----------
STOCKHOLDERS' EQUITY                                                                                    1,588,067          2,371,045
                                                                                                       ----------         ----------
   TOTAL LIABILITIES, STOCKHOLDERS' EQUITY AND MINORITY INTEREST                                       16,802,733         25,171,513
                                                                                                       ==========         ==========

                              MEMORANDUM ACCOUNTS

                                                                                                           2002              2001
                                                                                                        ----------        ----------
DEBIT ACCOUNTS

Contingent
-  Guaranties received                                                                                   6,261,156         8,306,821
-  Contra contingent debit accounts                                                                      3,759,295         2,377,103
                                                                                                        ----------        ----------
                                                                                                        10,020,451        10,683,924
                                                                                                        ----------        ----------
Control
-  Receivables classified as irrecoverable                                                                 535,745         1,169,457
-  Other                                                                                                24,511,206        30,000,196
-  Contra control debit accounts                                                                            80,506           153,672
                                                                                                        ----------        ----------
                                                                                                        25,127,457        31,323,325
                                                                                                        ----------        ----------
For derivatives
-  Notional value of call options purchased                                                                    -              24,041
-  Contra debit accounts for derivatives                                                                       -              24,041
                                                                                                        ----------        ----------
                                                                                                               -              48,082
                                                                                                        ----------        ----------
For trustee activities
-  Funds received in trust                                                                                  63,401           261,355
                                                                                                        ----------        ----------
                                                                                                            63,401           261,355
                                                                                                        ----------        ----------
             TOTAL                                                                                      35,211,309        42,316,686
                                                                                                        ==========        ==========
CREDIT ACCOUNTS

Contingent
-  Credit lines granted (unused portion) covered by debtor classification regulations
   (Exhibit 1)                                                                                             154,263           480,454
-  Guaranties provided to the BCRA                                                                       2,289,812            23,129
-  Other guaranties given covered by debtor classification regulations (Exhibit 1)                         880,267         1,414,108
-  Other guaranties given not covered by debtor classification regulations                                   1,730             2,998
-  Other covered by debtor classification regulations (Exhibit 1)                                          433,223           456,414
-  Contra contingent credit accounts                                                                     6,261,156         8,306,821
                                                                                                        ----------        ----------
                                                                                                        10,020,451        10,683,924
                                                                                                        ----------        ----------
Control
-  Items to be credited                                                                                     80,350           153,584
-  Other                                                                                                       156                88
-  Contra control credit accounts                                                                       25,046,951        31,169,653
                                                                                                        ----------        ----------
                                                                                                        25,127,457        31,323,325
                                                                                                        ----------        ----------
For derivatives
-  Notional value of call options sold                                                                         -              24,041
-  Contra credit accounts for derivatives                                                                      -              24,041
                                                                                                        ----------        ----------
                                                                                                               -              48,082
                                                                                                        ----------        ----------
For trustee activities
-  Contra credit accounts for trustee activities                                                            63,401           261,355
                                                                                                        ----------        ----------
                                                                                                            63,401           261,355
                                                                                                        ----------        ----------
             TOTAL                                                                                      35,211,309        42,316,686
                                                                                                        ==========        ==========

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the individual Financial Statements of BBVA Banco Frances S.A. and are to be read in conjunction therewith.

                       CONSOLIDATED STATEMENTS OF INCOME
          FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

                          (Art. 33 of Law No. 19,550)

    (Translation of financial statements originally issued in Spanish - See
        Note 19 to the financial statements of BBVA Banco Frances S.A.)

                        - Stated in thousands of pesos -

                                                                                   2002                     2001
                                                                                ----------              ----------
FINANCIAL INCOME

Interest on cash and due from banks                                                  5,376                  47,965
Interest on loans to the financial sector                                            4,647                  31,005
Interest on overdraft                                                              161,179                 129,937
Interest on discounted instruments                                                  58,052                 187,815
Interest on real estate mortgage                                                    77,452                 161,037
Interest on collateral loans                                                         3,307                   6,949
Interest on credit card loans                                                       50,790                  82,539
Interest on other loans                                                            321,043                 870,977
Interest from other receivables from financial transactions                         21,479                  52,010
Income from guaranteed loans - Decree 1387/01                                    1,774,493                     -
Net income from government and private securities                                   85,014                 622,773
Indexation by CER                                                                1,359,874                     -
Other                                                                              890,021                 134,624
                                                                                ----------              ----------
                                                                                 4,812,727               2,327,631
                                                                                ----------              ----------
FINANCIAL EXPENSE

Interest on checking accounts                                                      235,062                  15,824
Interest on savings deposits                                                         6,306                  34,805
Interest on certificates of deposit                                                391,175                 740,549
Interest on financing to the financial sector                                          854                   4,088
Interest from other liabilities from financial transactions                        126,850                 105,936
Other interest                                                                     649,254                  31,089
Net loss on options                                                                    -                        31
Indexation by CER                                                                1,289,505                     -
Other                                                                            1,282,602                 109,543
                                                                                ----------              ----------
                                                                                 3,981,608               1,041,865
                                                                                ----------              ----------
     GROSS INTERMEDIATION MARGIN                                                   831,119               1,285,766
                                                                                ----------              ----------
PROVISION FOR LOAN LOSSES                                                          706,133                 271,550
                                                                                ----------              ----------
SERVICE CHARGE INCOME

Related to lending transactions                                                     78,973                 125,003
Related to borrowing transactions                                                  127,081                 198,249
Other commissions                                                                  185,529                 452,265
Other                                                                               53,541                 125,648
                                                                                ----------              ----------
                                                                                   445,124                 901,165
                                                                                ----------              ----------
SERVICE CHARGE EXPENSE

Commissions                                                                         27,665                  56,204
Other                                                                               20,134                  39,718
                                                                                ----------              ----------
                                                                                    47,799                  95,922
                                                                                ----------              ----------
MONETARY LOSS ON FINANCIAL INTERMEDIATION                                          (90,515)                    -
                                                                                ----------              ----------

                                                                       (Contd.)


                       CONSOLIDATED STATEMENTS OF INCOME
          FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

                          (Art. 33 of Law No. 19,550)

    (Translation of financial statements originally issued in Spanish - See
        Note 19 to the financial statements of BBVA Banco Frances S.A.)

                        - Stated in thousands of pesos -

                                                                                                          2002               2001
                                                                                                      ----------         ----------
OPERATING EXPENSES
     Payroll expenses                                                                                    318,147            579,594
     Fees to Bank Directors and Statutory Auditors                                                           602              2,903
     Other professional fees                                                                              16,875             22,044
     Advertising and publicity                                                                            15,093             37,571
     Taxes                                                                                                23,847             53,421
     Other operating expenses                                                                            193,136            265,553
     Other                                                                                                46,016             81,917
                                                                                                      ----------         ----------
                                                                                                         613,716          1,043,003
                                                                                                      ----------         ----------
     MONETARY LOSS ON OPERATING EXPENSES                                                                (109,796)               -
                                                                                                      ----------         ----------
     NET (LOSS) INCOME FROM FINANCIAL TRANSACTIONS                                                      (291,716)           776,456
                                                                                                      ----------         ----------
NET GAIN/(LOSS) ON MINORITY INTEREST IN SUBSIDIARIES                                                      45,088            (36,100)
                                                                                                      ----------         ----------
OTHER INCOME
     Income from long-term investments                                                                   179,140              2,473
     Punitive interests                                                                                    5,561              7,354
     Loans recovered and reversals of allowances                                                          28,593             64,069
     Other                                                                                               180,806            186,438
                                                                                                      ----------         ----------
                                                                                                         394,100            260,334
                                                                                                      ----------         ----------
OTHER EXPENSE
     Losses from long-term investments                                                                       -                3,049
     Punitive interests and charges paid to Central Bank of the Argentine Republic                         2,630                 13
     Charge for uncollectibility of other receivables and other allowances                               587,146            103,511
     Other                                                                                               116,674            440,116
                                                                                                      ----------         ----------
                                                                                                         706,450            546,689
                                                                                                      ----------         ----------
     MONETARY LOSS ON OTHER OPERATIONS                                                                  (411,212)               -
                                                                                                      ----------         ----------
     NET (LOSS) INCOME BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME                             (970,190)           454,001
                                                                                                      ----------         ----------
INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME                                                             21,428            146,569
                                                                                                      ----------         ----------
     NET (LOSS) INCOME FOR THE PERIOD                                                                   (991,618)           307,432
                                                                                                      ==========         ==========

The accompanying notes 1 through 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the individual Financial Statements of BBVA Banco Frances S.A. and are to be read in conjunction therewith.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
                          (ART. 33 OF LAW No. 19,550)

    (Translation of financial statements originally issued in Spanish - See
        Note 19 to the financial statements of BBVA Banco Frances S.A.)

                         -Stated in thousands of pesos-

                                                                                                       2002                  2001
                                                                                                   ----------             ----------
CHANGES IN CASH FLOWS

      Cash and due from banks at beginning of fiscal year restated                                  1,913,011              1,178,899
      Increase/(decrease) in funds                                                                 (1,004,565)             1,665,102
                                                                                                   ----------             ----------
      Cash and due from banks at end of the period                                                    908,446              2,844,001
                                                                                                   ----------             ----------
REASONS FOR CHANGES IN CASH FLOWS

      Financial income collected                                                                    1,994,172              1,698,974
      Service charge income collected                                                                 470,777                897,988

Less:
      Financial expense paid                                                                        3,046,582                981,180
      Services charge expense paid                                                                     47,799                 96,197
      Operating expenses paid                                                                         561,508                919,526
                                                                                                   ----------             ----------
FUNDS PROVIDED/(USED IN) BY RECURRING OPERATIONS                                                   (1,190,940)               600,059
                                                                                                   ----------             ----------
OTHER SOURCES OF FUNDS

      Net increase in other liabilities from financial transactions                                 4,586,611                    -
      Net increase in other liabilities                                                             1,984,275                    -
      Net decrease in loans                                                                               -                3,245,680
      Net decrease in other receivables from financial transactions                                       -                3,042,584
      Other sources of funds                                                                          214,084                252,670
                                                                                                   ----------             ----------
    TOTAL OF SOURCES OF FUNDS                                                                       6,784,970              6,540,934
                                                                                                   ----------             ----------
USE OF FUNDS

      Net increase in government and private securities                                             2,204,520              3,723,029
      Net increase in loans                                                                           474,710                    -
      Net increase in other receivables from financial transactions                                 2,064,578                    -
      Net increase in other assets                                                                    115,816                 72,147
      Net decrease in deposits                                                                        989,538                920,627
      Net decrease in other liabilities from financial transactions                                       -                  157,266
      Net decrease in other liabilities                                                                   -                   19,101
      Cash dividends                                                                                      -                  162,467
      Other uses of funds                                                                              43,533                421,254
                                                                                                   ----------             ----------
    TOTAL USES OF FUNDS                                                                             5,892,695              5,475,891
                                                                                                   ----------             ----------
MONETARY LOSS GENERATED ON CASH AND DUE FROM BANKS                                                    705,900                    -
                                                                                                   ----------             ----------
INCREASE/(DECREASE) IN FUNDS                                                                       (1,004,565)             1,665,102
                                                                                                   ==========             ==========

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the individual Financial Statements of BBVA Banco Frances S.A. and are to be read in conjunction therewith.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2002 AND 2001
                          (ART. 33 OF LAW No. 19,550)

    (Translation of financial statements originally issued in Spanish - See
        Note 19 to the financial statements of BBVA Banco Frances S.A.)

                         -Stated in thousands of pesos-


1.   SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

     General rule

     In accordance with the procedures set forth in BCRA's regulations and Technical Resolution N(degree) 4 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Frances S.A. (BF) has consolidated - line by line - its balance sheets as of September 30, 2002 and 2001, and the statements of income and cash flows for the nine-month periods then ended, as per the following detail:

     -    As of September 30, 2002:

          a) With the financial statements of Banco Frances (Cayman) Ltd. and its subsidiary, Credilogros Cia. Financiera S.A. and its subsidiary, Frances Valores Sociedad de Bolsa S.A. and Atuel Fideicomisos S.A., for the nine-month period ended September 30, 2002.

          b) With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cia. de Seguros de Vida S.A. and its subsidiary and Consolidar Cia. de Seguros de Retiro S.A. and its subsidiary, for the three-month period ended September 30, 2002.

     The income (loss) of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cia. de Seguros de Vida S.A. and its subsidiary and Consolidar Cia. de Seguros de Retiro S.A. and its subsidiary, have been adjusted to make the nine-month period of the companies being consolidated consistent.

     -    As of September 30, 2001:

          a) With the financial statements of Banco Frances (Cayman) Ltd. and its subsidiary, BBVA Uruguay S.A. and its subsidiary, Credilogros Cia. Financiera S.A., Frances Valores Sociedad de Bolsa S.A. and Atuel Fideicomisos S.A., for the nine-month periods ended September 30, 2001.

          b) With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cia. de Seguros de Vida S.A. and its subsidiary and Consolidar Cia. de Seguros de Retiro S.A. and its subsidiary, for the three-month period ended September 30, 2001.

     The income of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cia. de Seguros de Vida S.A. and its subsidiary and Consolidar Cia. de Seguros de Retiro S.A. and its subsidiary, have been adjusted to make the nine-month period of the companies being consolidated consistent.

     Interests in subsidiaries as of September 30, 2002 and 2001 are listed below:

                                                       Shares                              Interest percentage in
                                        ----------------------------------      ----------------------------------------------
                                          Type              Number                  Total Capital            Possible Votes
                                        --------   -----------------------      ---------------------     --------------------
                                                         September, 30                          September, 30,
                                                   -----------------------      ----------------------------------------------
               Companies                              2002         2001           2002         2001         2002        2001
-------------------------------------              ----------   ----------      --------     --------     --------    --------
Banco Frances (Cayman) Ltd.              Common    82,283,621   82,283,621      100.0000     100.0000     100.0000    100.0000
BBVA Uruguay S.A. (1)                    Common          -          79,130          -         60.8787         -        60.8787
Frances Valores Soc. de Bolsa S.A.       Common         3,199        3,199       99.9700      99.9700      99.9700     99.9700
Atuel Fideicomisos S.A.                  Common        99,999       99,999       99.9999      99.9999      99.9999     99.9999
Consolidar A.F.J.P. S.A.                 Common     1,899,600    1,899,600       53.8892      53.8892      53.8892     53.8892
Consolidar Cia. de Seguros de Vida
S.A.                                     Common       197,875      197,875       65.9582      65.9582      65.9582     65.9582
Consolidar Cia. de Seguros de Retiro
S.A.                                     Common       200,000      200,000       66.6667      66.6667      66.6667     66.6667
Credilogros Cia. Financiera S.A.         Common    39,700,000   39,700,000       69.5271      69.5271      69.5271     69.5271

     (1) On May 13, 2002, these investment was sold to BBVA (see note 2.2. to individual financial statements).

     Assets, liabilities, stockholders' equity and subsidiaries' net income
     (loss) balances as of September 30, 2002 and 2001 accordingly with BCRA regulations, are listed below:

                                                                                              Stockholders'         Net income/
                                                   Assets               Liabilities              Equity             gain-(loss)
                                            --------------------   ---------------------  --------------------  -------------------
                                                September, 30          September, 30,         September, 30        September, 30,
                                            --------------------   ---------------------  --------------------  -------------------
                 Companies                     2002       2001        2002        2001       2002       2001       2002      2001
------------------------------------------  ---------  ---------   ---------   ---------  ---------  ---------  --------- ---------
Banco Frances (Cayman) Ltd. and subsidiary  3,500,898  2,426,843   2,145,419   1,956,963  1,355,479    469,880   (844,011)  112,829
BBVA Uruguay S.A. and subsidiary                 -     2,363,585        -      2,155,006       -       208,579       -        5,600
Frances Valores Soc. de Bolsa S.A.              5,974      1,840         165         230      5,809      1,610      3,343      (731)
Atuel Fideicomisos S.A.                         4,443      3,091       3,079       2,794      1,364        297      1,074       115
Consolidar A.F.J.P. S.A.                      280,384    473,596      72,882     164,819    207,502    308,777    (54,555)   60,407
Consolidar Cia. de Seguros de Vida S.A.
and subsidiary                                227,201    417,016     177,071     371,299     50,130     45,717    (11,659)    3,623
Consolidar Cia. de Seguros de Retiro S.A.
and subsidiary                                877,328    884,347     814,063     838,373     63,265     45,974     (4,586)    6,889
Credilogros Cia. Financiera S.A. and
subsidiary                                    136,710    279,318      73,322     127,424     63,388    151,894    (82,722)    8,297


2.   VALUATION METHODS

     The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 3 to the financial statements of BF, except for the financial statements of Banco Frances (Cayman) Limited and its subsidiary. These financial statements does not require restatement, since they are prepared in US Dollars.

     The financial statements of Banco Frances (Cayman) Ltd. and its subsidiary originally stated in US dollars were converted into Argentine pesos based on the method described in Note 3.3.m) to the financial statements of BF.

3.   MINORITY INTEREST IN SUBSIDIARIES

     The breakdown of balances in the "Minority interest in subsidiaries" account is as follows:

                                                                                   2002             2001
                                                                               -----------      -----------
       Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.         95,679          137,148
       Consolidar Cia. de Seguros de Vida S.A.                                      17,064           15,038
       Consolidar Cia. de Seguros de Retiro S.A.                                    21,086           14,099
       Credilogros Compania Financiera S.A.                                         30,291           43,551
       BBVA Uruguay S.A.                                                                 -           81,598
                                                                               -----------      -----------
                                                                                   164,120          291,434
                                                                               ===========      ===========

4.   RESTRICTIONS ON ASSETS

     a) Frances Valores Sociedad de Bolsa S.A. (stockbroking company) holds three shares of Mercado de Valores de Buenos Aires S.A., booked in the amount of 4,200. These shares have been pledged in favor of "HSBC
          - La Buenos Aires Cia. Argentina de Seguros S.A." in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter's guaranteeing any noncompliance of stockbroking companies with their obligations.

     b)   See Note 7 to the financial statements of BF.


5.   BREAKDOWN OF MAIN ITEMS

     Detailed below are the balances of those accounts that show significant variations in relation to the figures that arise from the financial statements of BF:

                                                                           2002                2001
                                                                        ----------         ----------
GOVERNMENT SECURITIES

Holdings in investment accounts
Global External Bonds of the Argentine Republic (ARG 2008)                     -            4,389,225
Global External Bonds of the Argentine Republic (ARG 2017)                     -               38,202
Global External Bonds of the Argentine Republic (ARG 2027)                     -               33,219
Global External Bonds of the Argentine Republic (ARG 2031)                     -              346,653
Medium - Term Treasury Bonds (BONTE 2003)                                      -               93,212
Medium - Term Treasury Bonds (BONTE 2005)                                      -              289,027
Medium - Term Treasury Bonds (BONTE 2002)                                      -               23,966
Argentine Republic External Bills (VEY4D)                                   22,439                -
Argentine Federal Government (LIBOR 2012)                                1,596,103                -
Floating Rate Bonds (FRB)                                                      -              598,686
Treasury bills                                                              68,661            289,311
Other                                                                       26,822            197,779
                                                                        ----------         ----------
           Total                                                         1,714,025          6,299,280
                                                                        ==========         ==========
Holdings for trading or financial transactions
Medium - Term Treasury Bonds (BONTE 2002)                                    5,359                -
Global External Bonds of the Argentine Republic (ARG 2008)                   1,696             11,067
Treasury bills                                                               1,907             35,691
USA Treasury bills                                                          74,997             66,118
Argentine Republic External Bills (VEY4D)                                    4,314            225,757
USA Treasury Notes                                                         100,621             15,631
Other                                                                        5,601             56,018
                                                                        ----------         ----------
           Total                                                           194,495            410,282
                                                                        ==========         ==========
Unlisted government securities
Argentine Federal Government 9% Bonds (due in 2002)                        414,931            479,847
Tucuman Provincial Treasury Bonds                                           65,193            114,244
Tax credit certificates due in 2003/2004                                    92,293            100,829
Brazilian Central Bank Note (NBC-E)                                            -               28,888
Other                                                                        6,703              1,982
                                                                        ----------         ----------
           Total                                                           579,120            725,790
                                                                        ==========         ==========
PRIVATE SECURITIES

Investments in listed private securities
Cointel S.A. Corporate Bonds                                                 4,512             11,021
Acindar S.A. Corporate Bonds                                                 2,440              4,798
Transener S.A. Corporate Bonds                                               1,917              6,094
Pecom S.A. Corporate Bonds                                                     -                4,843
Super Ahorro Pesos                                                             -                5,454
FBA Rent Pesos                                                                 -               44,072
Roble Ahorro Dolars                                                            -                5,405
1784 Ahorro Pesos                                                              -                4,431
FBA Rent Dolars                                                                -               16,399
Optimun Dolar                                                                  -                4,429
Nortel Inversora                                                               -                1,840
Financial Trust Bank Roberts                                                 3,509                -
Financial Trust Radar                                                          -               22,509
Galtrust 1 Financial Trust                                                   3,630             10,007
Other                                                                       42,443             44,983
                                                                        ----------         ----------
           Total                                                            58,451            186,285
                                                                        ----------         ----------
Allowances                                                                 (30,964)               -
                                                                        ----------         ----------
           Total                                                         2,515,127          7,621,637
                                                                        ==========         ==========

                                                                          2002                 2001
                                                                      ----------           ----------
OTHER ASSETS

Premium receivables from insurance companies                               7,164               15,445
Others related to insurance business                                         461                3,930
                                                                      ----------           ----------
           Total                                                           7,625               19,375
                                                                      ==========           ==========

OTHER LIABILITIES

Insurance companies, claims in adjustment process                        329,056              574,204
Insurance companies, mathematical reserve                                589,086              752,929
Insurance companies, reinsurer reserve                                  (242,111)            (520,168)
Other related to insurance business                                      288,039              351,173
                                                                      ----------           ----------
           Total                                                         964,070            1,158,138
                                                                      ==========           ==========

                                                                      Exhibit 1

        STATEMENT OF DEBTORS' STATUS CONSOLIDATED WITH SUBSIDIARIES AND
                     OTHER ENTITIES IN ARGENTINA AND ABROAD
                       AS OF SEPTEMBER 30, 2002 AND 2001

    (Translation of financial statements originally issued in Spanish - See
         Note 19 to the financial statement of BBVA Banco Frances S.A.)

                         -Stated in thousands of pesos-

                                                                                      2002                  2001
                                                                                   ----------            ----------
COMMERCIAL PORTFOLIO

In normal situation
-   With senior or first - degree security and counter guaranty "A"                 7,906,972             2,870,790
-   With senior or first - degree security and counter guaranty "B"                    20,166               279,249
-   Without senior security or counter guaranty                                     1,213,093             6,484,598

In potential risk
-   With senior or first - degree security and counter guaranty "A"                     3,439                   399
-   With senior or first - degree security and counter guaranty "B"                    15,395                23,948
-   Without senior security or counter guaranty                                     1,353,919                48,485

Nonperforming
-   With senior or first - degree security and counter guaranty "A"                        36                     -
-   With senior or first - degree security and counter guaranty "B"                     2,801                22,940
-   Without senior security or counter guaranty                                       693,209                27,263

With high risk of uncollectibility
-   With senior or first - degree security and counter guaranty "A"                       920                     -
-   With senior or first - degree security and counter guaranty "B"                     7,589                43,868
-   Without senior security or counter guaranty                                        68,735                98,004

Uncollectible
-   With senior or first - degree security and counter guaranty "A"                       510                   199
-   With senior or first - degree security and counter guaranty "B"                    45,215                22,987
-   Without senior security or counter guaranty                                       195,014                69,452

Uncollectible, classified as such under regulatory requirements
-   With senior or first - degree security and counter guaranty "A"                         -                     -
-   With senior or first - degree security and counter guaranty "B"                         -                     -
-   Without senior security or counter guaranty                                             -                     -
                                                                                   ----------            ----------
          Total                                                                    11,527,013             9,992,182
                                                                                   ==========            ==========

                                                                      Exhibit 1
                                                                       (Contd.)

        STATEMENT OF DEBTORS' STATUS CONSOLIDATED WITH SUBSIDIARIES AND
                     OTHER ENTITIES IN ARGENTINA AND ABROAD
                       AS OF SEPTEMBER 30, 2002 AND 2001

    (Translation of financial statements originally issued in Spanish - See
         Note 19 to the financial statement of BBVA Banco Frances S.A.)

                         -Stated in thousands of pesos-

                                                                                     2002               2001
                                                                                  ----------        ----------
CONSUMER AND HOUSING PORTFOLIO

Normal compliance
-   With senior or first - degree security and counter guaranty "A"                    1,604            43,833
-   With senior or first - degree security and counter guaranty "B"                  470,906         1,551,476
-   Without senior security or counter guaranty                                      504,782         2,209,334

Inadequate compliance
-   With senior or first - degree security and counter guaranty "A"                        -               144
-   With senior or first - degree security and counter guaranty "B"                   13,827            35,755
-   Without senior security or counter guaranty                                       21,589            74,530

Deficient compliance
-   With senior or first - degree security and counter guaranty "A"                        -                55
-   With senior or first - degree security and counter guaranty "B"                    4,964            16,151
-   Without senior security or counter guaranty                                       23,700            59,627

Unlikely to be collected
-   With senior or first - degree security and counter guaranty "A"                       98                 2
-   With senior or first - degree security and counter guaranty "B"                   21,237            18,428
-   Without senior security or counter guaranty                                       84,485            85,196

Uncollectible
-   With senior or first - degree security and counter guaranty "A"                       59               111
-   With senior or first - degree security and counter guaranty "B"                   22,717            39,880
-   Without senior security or counter guaranty                                       49,208            81,494

Uncollectible, classified as such under regulatory requirements
-   With senior or first - degree security and counter guaranty "A"                        -                 -
-   With senior or first - degree security and counter guaranty "B"                       22               113
-   Without senior security or counter guaranty                                          805             1,703
                                                                                  ----------        ----------
          Total                                                                    1,220,003         4,217,832
                                                                                  ----------        ----------
          General Total (1)                                                       12,747,016        14,210,014
                                                                                  ==========        ==========

(1) Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets out on financing lease (before allowances); Other receivables: Receivables from sale of assets; Contingent credit-balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

                                                                         Item 2


BANCO FRANCES IS NOT OFFERING ITS SHARES TO PERSONS IN THE UNITED STATES. ANY SECURITIES OF BANCO FRANCES THAT MAY BE DELIVERED IN THE OFFERING WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

THIS REPORT ON FORM 6-K HAS BEEN FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION TO COMPLY WITH ITS REQUIREMENTS. COPIES OF THIS REPORT ON FORM 6-K ARE NOT BEING MAILED OR OTHERWISE DISTRIBUTED OR SENT IN OR INTO OR MADE AVAILABLE IN THE UNITED STATES. PERSONS RECEIVING THIS DOCUMENT (INCLUDING CUSTODIANS, NOMINEES AND TRUSTEES) MUST NOT DISTRIBUTE OR SEND SUCH DOCUMENTS OR ANY RELATED DOCUMENTS IN, INTO OR FROM THE UNITED STATES.


MINUTES No. 4871
----------------

Minutes of the Board of Directors of BBVA Banco Frances Sociedad Anonima held at the offices of the Bank in Buenos Aires, (Argentina) on December 5, 2002. The meeting was chaired by the Vice President and Acting President, Mr. Jaime Guardiola. In addition to the directors named in the margin, Ms. Andrea Nora Rey, CPA, member of the Statutory Audit Committee was present, all of whom signed these minutes.

The meeting started at 8 p.m. It is hereby left on record that the Board of Directors met with the membership resulting from the Regular General Meeting of Shareholders held on June 13, 2002.

The Chairman reported that, within the capitalization process initiated by this Bank, the Buenos Aires Stock Exchange had granted a favorable prior rating for the listing of up to 1,250,000,000 common shares to be offered for subscription and the National Securities Commission (CNV) had authorized the public offering, pursuant to the affirmative vote of the Shareholders' Meeting held on August 7, 2002. Accordingly, Mr. Guardiola reminded the Directors that, as provided by the aforesaid Shareholders' Meeting, the Board of Directors had to resolve, among others, the following matters:

(i) Determination of contributable loans

The Chairman reminded the Directors that the Shareholders' Meeting held on August 7 last established that the Board of Directors would be delegated to determine the loans granted by BANCO BILBAO VIZCAYA ARGENTINA S.A. that may perhaps qualify to be used as Eligible Assets. Accordingly, the Chairman proposed that the loan granted by BBVA Banco Bilbao Vizcaya Argentaria S.A. on April 19, 2002 of US$79,316,040.33 plus interest accrued through its effective payment date be determined as a Eligible Assets.

After an exchange of opinions among the Directors, the sum of US$ 79,316,040.33 plus accrued interest was approved as a Eligible Assets.

As a consequence of this approval, the Board of Directors ratified that the Eligible Assets in accordance with the vote of the August 7 last Shareholders' Meeting shall be: (i) Cash, (ii) Subordinated Corporate Bonds issued by the Bank maturing on March 31, 2005 and (iii) the loan granted by Banco Bilbao Vizcaya Argentaria S.A. on April 19, 2002 in the amount of US$79,316,040.33 plus accrued interest.

(ii)  Valuation Reports

In addition, Mr. Guardiola continued to say that bearing in mind that the August 7, 2002 Shareholders' Meeting delegated the Directors to fix the value of the Eligible Assets and specifically the value of the subordinated Corporate Bonds. As of to date the Valuation Reports on the Subordinated Corporate Bonds issued by two top companies, BDO and KPMG, were received. The Bank had requested these with respect to Subordinated Corporate Bonds. These valuations have been distributed to the Directors and, in these circumstances, after an exhaustive analysis by the Directors present, it was decided to set the value of the Subordinated Corporate Bonds for the purpose of the proposed capitalization at US$ 58.10 for each US$100 face value of Subordinated Corporate Bonds, which was unanimously approved. The aforesaid reports are attached to these Minutes as an exhibit.

(iii) Setting of the number of shares to be offered for subscription

The Chairman stated that the Shareholders' Meeting authorized the issuance of up to $1,250,000,000 shares of common stock, anticipating probable market conditions at that time, probable market movement scenarios and preferential rights. However, the current market conditions, especially the exchange rate, value of the BBVA Banco Frances share over the last few weeks and valuation of the Subordinated Corporate Bonds, made it advisable to reduce the number of shares to be offered. Hence, the Chairman proposed that the number of shares to be offered not surpass 209,631,892 shares. In addition, the Directors should bear in mind the commitment entered into vis-a-vis the Buenos Aires Stock Exchange to the effect that the shares to be issued based on paying in additional capital by contributing Subordinated Corporate Bonds shall not exceed the number of 100,000,000 shares, even on the assumption that payment were offered for the entire issue.

After a brief exchange of ideas, the Board of Directors approved that the number of shares to be issued be set at up to 209,631,892.

(iv) Number of shares necessary to subscribe a new share

On this item, the Chairman stated that, taking into account the matters approved in the preceding point, he proposed that the number of current outstanding shares necessary to subscribe one new share be set at 1. Upon consideration, the Directors ratified that the number of current outstanding shares necessary to subscribe one new share shall be set at 1.

(v) Period of issuance, manner and conditions of payment

The Chairman stated that, as it was necessary that the capitalization process of the new shares be finalized before the current fiscal year closed, he proposed that the preferential subscription period should commence on Tuesday December 17, 2002 to end on Thursday December 26, 2002. With respect to the manner and conditions of payment, as resolved by the Shareholders' Meeting, he reminded those present that the new shares must be paid-in in cash and/or by capitalizing the Subordinated Corporate Bonds maturing on March 31, 2005 issued by the Bank for a face value of US$150,000,000 and/or by capitalizing the loan granted by BBVA to BBVA Banco Frances S.A. on April 19, 2002 in an amount of US$79,316,040.33 plus accrued interest. The payment for the shares shall be made within the terms that are set and indicated to this end in the Issuance Prospectus.

After an exchange of opinions, the Board of Directors approved the motion proposed by the Chairman.

(vi) Minimum amount of shares to be subscribed

On this point, the Chairman reported that, in view of the fact that the current minimum denomination of the shares presently outstanding was $1 face value per share, it was only right that the minimum number of shares to be subscribed should be 1 share of $1 face value. Accordingly, the Directors approved the minimum number of shares to be subscribed at 1 share of $1 face value.

(vii) Sub-delegation of the powers delegated by the Shareholders' Meeting to the Board of Directors

As established by the Shareholders' Meeting, Mr. Guardiola proposed that the Board of Directors, exercising the powers delegated by the August 7, 2002 Shareholders' Meeting, should sub-delegate them to Messrs. Jaime Guardiola, Marcelo Canestri, Carlos Mari, Carlos Villahoz, Evelina Sarrailh, Jorge Bleder and Daniel Gonzalez, so that any two of them may perform all acts delegated to the Board of Directors by the August 7, 2002 Shareholders' Meeting. With respect to this point, the Board of Directors approved to sub-delegate the powers delegated to the Board of Directors to the persons mentioned by the Chairman.

There being no further matters to discuss, the meeting was adjourned at 9.15 p.m.


M. CANESTRI                       J. GUARDIOLA

A.N. REY, CPA                     J.D. D'ORNELLAS

                                                                         Item 3


BANCO FRANCES IS NOT OFFERING ITS SHARES TO PERSONS IN THE UNITED STATES. ANY SECURITIES OF BANCO FRANCES THAT MAY BE DELIVERED IN THE OFFERING WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

THIS REPORT ON FORM 6-K HAS BEEN FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION TO COMPLY WITH ITS REQUIREMENTS. COPIES OF THIS REPORT ON FORM 6-K ARE NOT BEING MAILED OR OTHERWISE DISTRIBUTED OR SENT IN OR INTO OR MADE AVAILABLE IN THE UNITED STATES. PERSONS RECEIVING THIS DOCUMENT (INCLUDING CUSTODIANS, NOMINEES AND TRUSTEES) MUST NOT DISTRIBUTE OR SEND SUCH DOCUMENTS OR ANY RELATED DOCUMENTS IN, INTO OR FROM THE UNITED STATES.

TRANSLATION FROM SPANISH


                             SUB-DELEGATES' MINUTES


The undersigned, in our capacity as officers authorized by BBVA Banco Frances S.A. (the "Bank"), pursuant to the delegation effected by the Ordinary and Extraordinary Shareholders' Meeting of August 7, 2002 (the "Shareholders' Meeting") and pursuant to the sub-delegation as per Board of Directors' Minutes No. 4781 dated December 5, 2002, with respect to the issuance of 209,631,892 New Common Shares of BBVA Banco Frances S.A. to be placed by subscription, authorized by Resolution No. 14,361 of the Argentine Securities Commission
(CNV) dated December 3, 2002 and by the Buenos Aires Stock Exchange on December 12, 2002, hereby resolve as follows:

1. To set the Issuance Premium. In accordance with the issuance conditions established in the Prospectus, whose summarized version was published in the Boletin Diario (Daily Bulletin) of the Buenos Aires Stock Exchange on December 12, 2002: (a) the value of the Issuance Premium shall be determined bearing in mind that the sum of the face value of each of the New Shares plus the Issuance Premium cannot exceed the weighted average value of the listed share price of the Bank on the Buenos Aires Stock Exchange during the five Stock Exchange days preceding the setting of the Subscription price and (b) if the weighted average value of the aforesaid shares were equal to or below $1.00, then a Share Premium must not exist. In view of the foregoing, it is resolved to set the Issuance Premium at $2.59 for each New Share.

2. To set the Subscription Price: As resolved by the Shareholders' Meeting, the Board of Directors is to set the Subscription Price on a date which may, in no case, be later than the fifth stock exchange day following the beginning of the Preferred Subscription Period, nor precede the fifth Stock Exchange day prior to the end of the Preferred Subscription Period. In addition, the Board of Directors resolved by Minutes No. 4871 to sub-delegate the powers delegated by the Shareholders' Meeting. Accordingly, it is resolved to set the Subscription Price for the entire Preferred Subscription Period at $3.59.

3. Setting the Exchange Rate. In the case of Eligible Assets denominated in foreign currency the applicable exchange shall be, as approved by the Shareholders' Meeting, the free buying exchange rate in the New York Market reported by the Bloomberg or the Reuters Agencies, at the Board of Directors' option, as of the Stock Exchange day immediately preceding the date on which the Subscription Price was set, i.e. December 16, 2002, bearing in mind that, pursuant to the foregoing, the Subscription Price was set as of today's date. In accordance with the sub-delegation of the powers delegated by the Assembly, it is hence resolved to take the free buying exchange rate in the New York market reported by the Bloomberg Agency on December 16, 2002, i.e. US$ 1 = $ 3.44.

4. Determination of the Exchange Ratios. As to the guidelines to determine the exchange ratios, the Shareholders' Meeting resolved to delegate their determination to the Board of Directors based on the valuation of Eligible Assets, the Subscription Price (including the Premium) and the Exchange Rate. The exchange ratios shall be released when the Preferred Subscription Price is published. In addition, the same Shareholders' Meeting determined that the valuation of the Loan granted by Banco Bilbao Vizcaya Argentaria, S.A. on April 19, 2002 of US$ 79,316,040.33 shall be contributed at nominal value (principal amount plus accrued interest) and the Board of Directors of BBVA Banco Frances S.A. determined, on December 5, 2002, that the valuation of the subordinated Corporate Bonds maturing on March 31, 2005 should be US$ 58.10 for each 100 of Face Value. Accordingly, the exchange ratios are hereby set as follows: (i) 0,9582173 New Shares for each US$ of nominal value (principal amount plus accrued interest), for the loan granted by Banco Bilbao Vizcaya Argentaria, S.A.
     (ii) 0.5567242 New Shares for each US$ of face value for the Subordinated Corporate Bonds maturing on March 31, 2005.



In Buenos Aires, December 17, 2002, 9:00 a.m.


                                                                              2